Exhibit 99.1

2008 Management Proxy Circular

governance focus

nexen

Nexen Inc. is an independent, Canadian-based global energy company, listed on the Toronto and New York stock exchanges under the symbol NXY. We are uniquely positioned for growth in the North Sea, Western Canada (including the Athabasca oil sands of Alberta and unconventional gas resource plays such as coalbed methane and shale gas), deep-water Gulf of Mexico, offshore West Africa and the Middle East. We add value for shareowners through successful full-cycle oil and gas exploration and development and leadership in ethics, integrity, governance and environmental protection.

11 AM APRIL 29, 2008
THE METROPOLITAN CENTRE, CALGARY, AB

Dear Fellow Shareowner:

On behalf of Nexen’s board of directors, management and employees, I invite you to the 2008 Annual General and Special Meeting of Shareowners on April 29, 2008, at 11:00 am in the Ballroom at The Metropolitan Centre, 333 - 4th Avenue SW, Calgary, Alberta.

The business items being considered at the meeting are set out in the notice and circular. At that time, we will also review Nexen’s operations and future plans.

Nexen is committed to establishing best practices in corporate governance that support our business. We comply 100% with all Canadian requirements for disclosure of corporate governance practices and the NYSE guidelines on corporate governance. (See pages 76 through 79). In this circular, you will see more on recent initiatives including:

▪	adoption of new share ownership guidelines for directors;
▪	enhanced executive compensation disclosure including an approval process chart, cost of management ratio and pension benefit breakdown; and
▪	a special report on our governance roadshow.

Nexen is pleased to report that we have been included in the Global 100 list for 2008. This is the first time we have been included on this list that ranks the world’s most sustainable companies compiled by Corporate Knights Magazine and Innovest Strategic Value Advisors. The list rates publicly traded companies around the world based on their environmental record, their corporate governance practices, their management of human resources and their relationship with communities.

Please take the time to review this circular and provide your votes on the business items of the meeting.

You can vote by phone, on the internet, on the enclosed proxy, or at the meeting on April 29, 2008.

We look forward to your support.

Yours truly,

(signed) “Charles W. Fischer”
President and Chief Executive Officer

March 3, 2008

Nexen Inc. 2008 Management Proxy Circular

March 3, 2008

Nexen Inc. 2008 Management Proxy Circular

ANNUAL GENERAL AND SPECIAL MEETING OF SHAREOWNERS
NEXEN INC.

NOTICE

The Annual General and Special Meeting of Shareowners of Nexen Inc. will be held in the Ballroom at The Metropolitan Centre, 333 - 4th Avenue SW, Calgary, Alberta, Canada on Tuesday, April 29, 2008, at 11:00 am (Calgary time). The purpose of the meeting is to consider and take action on the following matters:

1.            Receive the audited consolidated financial statements for the year ended December 31, 2007 and the auditor’s report on those statements.

2.             Elect directors to hold office for the following year.

3.           Appoint Deloitte & Touche LLP as independent auditors for 2008 and authorize the Audit and Conduct Review Committee to fix their pay.

4.             Approve the continuation, amendment and restatement of the shareholder rights plan.

5.             Consider the shareowner proposal on majority vote for director elections.

6.             Transact any other business that may properly come before the meeting or any adjournment of the meeting.

If you are a shareowner of record on March 10, 2008 you are entitled to vote at the meeting.

If you can’t attend the meeting, you may vote by proxy, via telephone or over the internet. See pages 7 and 8 for information on how to vote. To be valid, your proxy must be received by CIBC Mellon Trust Company no later than 11:00 am (Calgary time) on April 25, 2008 or, if the meeting is adjourned, at least 48 hours (excluding weekends and holidays) before the time set for the meeting to resume. The chair of the meeting has the discretion to accept late proxies.

Please send your proxy to CIBC Mellon Trust Company, Proxy Department, PO Box 721, Agincourt, Ontario, M1S 0A1.

By order of the board,

(signed) “Eric B. Miller”

Vice President, General Counsel and Secretary

Calgary, Alberta, Canada
March 3, 2008

Nexen Inc. 2008 Management Proxy Circular

GENERAL INFORMATION

This circular is provided in regard to the solicitation of proxies by the board and management of Nexen Inc. (we, our or Nexen) for use at the Annual General and Special Meeting of Shareowners (AGM) to be held on April 29, 2008 and at all adjournments of that meeting.

Date of Information

Information in this circular is as of March 3, 2008, unless otherwise noted.

Currency and Exchange Rate

All dollar figures are in Canadian currency, except as noted. On March 3, 2008, the reported closing spot price quoted by the Bank of Canada for Cdn$1.00 was US$1.0118.

Common Shares Outstanding

At the close of business on March 3, 2008, there were 528,638,607 common shares outstanding. Nexen’s common shares trade under the symbol NXY on the Toronto Stock Exchange (TSX) and the New York Stock Exchange (NYSE).

Common Share Performance

Over the past three years, Nexen’s shareowner value has increased 166% while the S&P/TSX Energy Sector Index increased 88%. See page 72 for our five-year share performance.

Owners of 10% or More of the Common Shares

Approximately 53,090,139 shares (10.05%) were owned by Jarislowsky Fraser Limited, 1010 Sherbrooke Street West, Suite 2005, Montreal, Quebec, H3A 2R7. To the knowledge of the directors and officers, no other person beneficially owns, directly or indirectly, or exercises control or direction over more than 10% of our common shares.

Registered and Beneficial Shareowners

You are a registered shareowner if your shares are held in your name and you have a share certificate.

You are a beneficial shareowner if your shares are held in the name of a nominee. That is, your certificate was deposited with a bank, trust company, securities broker, trustee or other institution.

Mailing of Circular

This circular, a proxy and our 2007 annual report will be mailed to shareowners beginning March 19, 2008. The 2007 annual report is being mailed to:

▪	all registered shareowners, except those who asked not to receive it; and
▪	to beneficial shareowners who requested a copy.

We will provide proxy materials to brokers, custodians, nominees and fiduciaries and request that the materials be forwarded promptly to our beneficial shareowners.

Annual and Interim Reports

If you are a registered shareowner, a copy of our 2007 annual report is included in this package, unless you asked not to receive it. If you (i) do not wish to receive our annual report next year; or, (ii) wish to receive our interim reports, please fill out and return the blue card enclosed with this package.

If you are a beneficial shareowner and you did not return the card sent out last year to request a copy, you will receive a summary report instead of a 2007 annual report. If you wish to receive our annual or interim reports next year, please fill out and return the yellow card enclosed with this package.

Our annual report can be accessed at www.nexeninc.com or you can request a copy as set out under Availability of Documents below.

Availability of Documents

Included in our annual report is the Form 10-K we file with the US Securities and Exchange Commission (SEC). A copy of the annual report, including Nexen’s financial information contained in the audited comparative consolidated financial statements and management’s discussion and analysis (MD&A) for the financial year ended December 31, 2007 (financial statements), will be sent free of charge to any shareowner on request. It can also be retrieved from EDGAR by accessing our public filings under “Filings and Forms” at www.sec.gov.

We also file the Form 10-K as our Annual Information Form with the Canadian securities regulators. A copy of the form, including our financial statements, and one copy of this circular will be provided on request. This information can also be retrieved from the SEDAR system by accessing our public filings at www.sedar.com.

Nexen Inc. 2008 Management Proxy Circular

All documents required to be filed in Canada or the US may also be accessed at www.nexeninc.com.

All requests for documents should be in writing and addressed to:

-	By mail:	Nexen Inc.
801 - 7th Avenue SW
Calgary, Alberta, Canada
T2P 3P7
Attention: Governance Office
*	By email:	governance@nexeninc.com

Ethics Policy

Under our ethics policy, all directors, officers and employees must demonstrate a commitment to ethical business practices and behaviour in all business relationships, both within and outside of Nexen. Employees are not permitted to commit an unethical, dishonest or illegal act or to instruct other employees to do so. Our ethics policy has been adopted as a code of ethics for our principal executive officer, principal financial officer and principal accounting officer or controller.

Any waivers of, or changes to, the ethics policy must be board approved and disclosed. There has never been a waiver. The ethics policy was amended on December 3, 2007. We made minor revisions to update the name of an integrity-related policy. Our ethics policy provides for an external integrity helpline, in place since February 1, 2005.

Nexen’s ethics policy is available at www.nexeninc.com and we intend to disclose any waivers of or changes to this policy online. Our ethics policy and any future amendments to it are filed on SEDAR at www.sedar.com. To request a copy of the policy, contact the Integrity Resource Centre by emailing integrity@nexeninc.com or by calling 403.699.4727.

Reporting Concerns

Please direct any concerns about Nexen’s financial statements, accounting practices or internal controls to either:

▪	management or the Chair of the Audit and Conduct Review Committee (Audit Committee) as set out in the ethics policy; or
▪	EthicsPoint, as set out below.

Employees, customers, suppliers, partners, shareowners and other external stakeholders who have a concern are encouraged to raise it with our Integrity Resource Centre:

-	By mail:	Nexen Inc.
		801 - 7th Avenue SW
		Calgary, Alberta, Canada
		T2P 3P7
		Attention: Integrity
		Resource Centre
*	By email:	integrity@nexeninc.com
(	By telephone:	403.699.4727

You may also report concerns through our integrity helpline—a secure reporting system, which is owned and managed by EthicsPoint, an independent third-party service provider. To find out more about our integrity helpline and for toll free numbers for other countries, visit www.nexeninc.com and click on the “Integrity Helpline” link at the top of the page or access the helpline directly:

:	Online:	www.ethicspoint.com
(	By telephone:	1.866.384.4277
		(toll-free in North America)

Communicating with the Board

Shareowners may write to the board or any member or members of the board in care of the following address:

-	By mail:	Nexen Inc.
801 - 7th Avenue SW
Calgary, Alberta, Canada
T2P 3P7
Attention: Governance Office
*	By email:	board@nexeninc.com

We receive a number of inquiries on a large range of subjects every day. The board has consulted with management to develop a process to assist in managing inquiries directed to the board or its members.

Nexen Inc. 2008 Management Proxy Circular

Letters and emails addressed to the board, any of its members or the independent directors, as a group, are reviewed to determine if a response from the board is appropriate. While the board oversees management, it does not participate in our day-to-day functions and operations and is not normally in the best position to respond to inquiries on those matters. Those inquiries will be directed to the appropriate personnel for response. The board has instructed the Governance Office to review all correspondence and, in its discretion, not forward items that are:

▪	not relevant to Nexen’s operations, policies or philosophies;
▪	commercial in nature; or
▪	not appropriate for consideration by the board.

All inquiries will receive a response from the board or management. The Governance Office maintains a log of all correspondence sent to board members. Directors may review the log at any time and request copies of any correspondence received.

Shareowner Proposals

A proposal by an eligible shareowner intended to be presented at the 2009 AGM should be directed to our Secretary. To be included in the proxy circular, the proposal must be received at 801 - 7th Avenue SW, Calgary, Alberta, Canada, T2P 3P7 by December 3, 2008.

Dividend Reinvestment Plan

We have a dividend reinvestment plan which lets shareowners elect to have cash dividends reinvested in common shares. Plan information, including a prospectus for US residents, and an election form may be requested from CIBC Mellon Trust Company (CIBC Mellon):

(	By telephone:	1.800.387.0825 (toll-free)
:	Online:	www.cibcmellon.com
*	By email:	inquiries@cibcmellon.com

Directors’ and Officers’ Liability Insurance

We maintain a directors’ and officers’ liability insurance policy. The policy provides coverage for costs incurred to defend and settle claims against directors and officers of Nexen to an annual limit of US$150 million with a US$12.5 million deductible for an indemnifiable occurrence and no deductible for a non-indemnifiable occurrence. The cost of coverage for 2007 was approximately US$1 million. Directors and officers do not pay any portion of the premiums and no indemnity claims were made or paid in 2007.

Directors’ and Officers’ Fiduciary Insurance

Nexen maintains a fiduciary liability insurance policy. It provides coverage for costs incurred to defend and settle claims against Nexen, our directors, officers and employees for breach of fiduciary duty in connection with company sponsored plans, such as pension and savings plans. The policy has an annual limit of US$25 million with a US$2.5 million deductible for an indemnifiable occurrence and no deductible for a non-indemnifiable occurrence. The cost of coverage for 2007 was approximately US$30,000. Directors and officers do not pay any portion of the premiums and no claims were made or paid in 2007.

Loans to Directors and Officers

As set out in the corporate governance policy, attached as Schedule B on page 80, we do not make loans to our directors and officers. There are no loans outstanding from Nexen to any of our directors or officers.

Nexen Inc. 2008 Management Proxy Circular

REGISTERED SHAREOWNER VOTING

You are a registered shareowner if your shares are held in your name and you have a share certificate.

Voting Options
I	In person at the meeting (see below);
2	By proxy (see below);
(	By telephone (see enclosed proxy); or
:	By internet (see enclosed proxy).

Voting in Person

If you plan to attend the AGM and wish to vote your shares in person, don’t complete or return the enclosed proxy. Your vote will be taken and counted at the meeting. Please register with the transfer agent, CIBC Mellon, when you arrive.

Voting by Proxy

Whether or not you attend the meeting, you can appoint someone else to attend and vote as your proxyholder. You can use the enclosed proxy or any other proper form of proxy to do this. The persons named in the enclosed proxy are directors. You can also choose another person to be your proxyholder by printing that person’s name in the space provided. Then complete the rest of the proxy, sign it and return it. Your votes can only be counted if the person you appointed attends the meeting and votes on your behalf. If you have voted by proxy, you may not vote in person at the meeting, unless you revoke your proxy.

Return your completed proxy in the envelope provided or fax it to 416.368.2502 so that it arrives by 11:00 am (Calgary time) on April 25, 2008 or, if the meeting is adjourned at least 48 hours (excluding weekends and holidays) before the time set for the meeting to resume. As we do not typically accept late votes, we encourage you to vote on time.

Revoking Your Proxy

You may revoke your proxy at any time before it is acted on. You can do this by delivering a written statement that you want to revoke your proxy to our Governance Office by or on April 25, 2008, or to the chair of the meeting on April 29, 2008.

BENEFICIAL SHAREOWNER VOTING

You are a beneficial shareowner if your shares are held in the name of a nominee. That is, your certificate was deposited with a bank, trust company, securities broker, trustee or other institution.

Voting Options
I	In person at the meeting (see below);
2	By voting instructions (see below);
(	By telephone (see enclosed voting instruction form); or
:	By internet (see enclosed voting instruction form).

Voting in Person

If you plan to attend the AGM and wish to vote your shares in person, insert your own name in the space provided on the enclosed voting instruction form. Then follow the signing and return instructions provided by your nominee. Your vote will be taken and counted at the meeting so don’t complete the voting instructions on the form. Please register with the transfer agent, CIBC Mellon, when you arrive.

Voting Instructions

Whether or not you attend the meeting, you can appoint someone else to attend and vote as your proxyholder. Use the enclosed voting instruction form to do this. The persons named in the enclosed voting instruction form are directors. You can also choose another person to be your proxyholder by printing that person’s name in the space provided. Then complete the rest of the voting instruction form, sign it and return it. Your votes can only be counted if the person you appointed attends the meeting and votes on your behalf. If you have sent in your voting instruction form, you may not vote again at the meeting unless you revoke your instructions.

Return your completed voting instruction form in the envelope provided or fax it to one of the numbers set out in the form so that it arrives by 11:00 am (Calgary time) on April 24, 2008 or, if the meeting is adjourned at least 72 hours (excluding weekends and holidays) before the time set for the meeting to resume. As we do not typically accept late votes, we encourage you to vote on time.

Revoking Voting Instructions

Follow the procedures provided by your nominee. Your nominee must receive your request to revoke the instructions prior to 11:00 am (Calgary time) on April 24, 2008. This will give your nominee time to submit the revocation to us.

Nexen Inc. 2008 Management Proxy Circular

GENERAL VOTING INFORMATION

Proxy Solicitation

Proxies are being solicited by the board and management of Nexen, mainly by mail. Nexen will pay for the cost of proxy solicitation. Our officers, employees and agents may solicit proxies by telephone, email, facsimile, mail or personal interviews. Nexen has also retained Georgeson Shareholder Communications Canada (Georgeson), Suite 5210, 66 Wellington Street West, Toronto Dominion Centre, Toronto, Ontario M5K 1J3, at a fee of approximately $38,000 plus out-of-pocket expenses to aid in the solicitation of proxies from individual and institutional investors in Canada and the US.

Voting

If you hold common shares at the close of business on March 10, 2008, you may vote on:

▪	Election of directors;
▪	Appointment of auditors;
▪	Shareholder rights plan;
▪	Shareowner proposal; and
▪	Any other business that may properly come before the meeting or any adjournment of the meeting.

Each common share is entitled to one vote. A simple majority of votes (50% plus one vote) is required to approve all matters.

Quorum

Our by-laws state that a quorum for transacting business at a shareowners meeting is:

▪	two people present in person;
▪	each a shareowner or proxyholder entitled to vote at the meeting; and
▪	together representing at least 25% of the common shares outstanding and entitled to vote at the meeting.

Proxy Voting

You can indicate on your proxy how you want your proxyholder to vote your shares or you can let your proxyholder decide for you. If you specify on your proxy how you want your shares to be voted, then your proxyholder must vote your shares that way. If you don’t specify on your proxy how you want your shares to be voted, then your proxyholder can vote your shares as he or she sees fit.

If you appoint Mr. Saville, Thomson or Fischer, the directors set out in the enclosed proxy, and do not specify how you want your shares to be voted, your shares will be voted as follows:

Election of management nominees as directors	FOR
Appointment of auditors	FOR
Continuation, amendment and restatement of shareholder rights plan	FOR
Shareowner proposal – majority vote for director elections	AGAINST

Amendments or Other Matters

Management does not intend to present any other business at the meeting. We aren’t aware of any amendments to the proposed matters or any other matters which may be presented at the meeting. If amendments or other matters properly come before the meeting, your proxyholder will vote on them using their best judgment.

Vote Counting and Confidentiality

Votes by proxy are counted by CIBC Mellon. Your vote is confidential, unless you clearly intend to communicate your position to management or as necessary to comply with legal requirements.

Voting Questions

Please contact CIBC Mellon by telephone:

North America	1.800.387.0825 (toll-free)
Other Locations	1.416.643.5500

Nexen Inc. 2008 Management Proxy Circular

If you appoint Mr. Saville, Thomson or Fischer, the directors set out in the enclosed proxy, and do not specify how you want your shares to be voted, your shares will be voted as follows:

▪ Election of management nominees as directors	FOR
▪ Appointment of auditors	FOR
▪ Continuation, amendment and restatement of shareholder rights plan	FOR
▪ Shareowner proposal – majority vote for election of directors	AGAINST

Financial Statements

The financial statements are presented to shareowners each year and the independent registered chartered accountants, Deloitte & Touche LLP, will be available to answer appropriate questions at the AGM.

Election of Directors

Directors are elected each year at the AGM. The board and management have concluded that each nominee is well qualified to serve on Nexen’s board. The board is the appropriate size for effectiveness and appropriately composed to permit a diversity of views and run the committees.

The board operates independently from management and 10 of the 12 nominees are independent. The nominees have the relevant expertise essential to ensure appropriate strategic direction and oversight.

Appointment of Auditors

The auditors review the financial statements and report to the Audit Committee. All auditors’ fees are pre-approved by the Audit Committee. Fees for non-audit related work in 2007 were 5% of total fees.

See page 36 for more details.

Shareholder Rights Plan

This plan enhances shareowner value and ensures equal treatment of all shareowners if there is an attempt to acquire control. The plan, a form of which has been in place since 1999, needs some minor amendments to keep it up to date with similar plans of other issuers and must be re-approved by shareowners at the AGM to continue in effect.

The plan has been reviewed by ISS Canada (now RiskMetrics Group), who have indicated that it meets their guidelines.

Shareowner Proposal

A shareowner is proposing that we amend our by-laws to provide that directors must be elected by a majority of the votes cast at an AGM.

We recommend you vote against this proposal as we already have a modified majority vote by-law in place that received over 99% support from shareowners at the 2007 AGM. Our by-law also provides for better transparency than the proposal. See page 13 for more details.

Other Business

Management does not intend to present any other business at the meeting and we are not aware of amendments to proposed matters or any other matters calling for your action.

Nexen Inc. 2008 Management Proxy Circular

March 3, 2008

Nexen Inc. 2008 Management Proxy Circular

FINANCIAL STATEMENTS

The consolidated financial statements for the year ended December 31, 2007, and the auditors’ report on those statements are in the 2007 annual report which is being mailed with this circular to all registered shareowners, except those who asked not to receive it, and to beneficial shareowners who requested it.

ELECTION OF DIRECTORS

We must have between 3 and 15 directors. On July 5, 2006, the board determined that there will be 12 directors. Directors will be elected at the AGM each year and will hold office until the next AGM or until their successors are duly appointed or elected. Director nominees are:

Charles W. Fischer	Eric P. Newell, O.C.
Dennis G. Flanagan	Thomas C. O’Neill
David A. Hentschel	Francis M. Saville, Q.C.
S. Barry Jackson	Richard M. Thomson, O.C.
Kevin J. Jenkins	John M. Willson
A. Anne McLellan, P.C.	Victor J. Zaleschuk

The board and management feel the nominees are well qualified to act as directors. Each one has confirmed his or her eligibility and willingness to serve as a director if elected. We don’t know of any reason why a nominee would be unavailable for election. However, if a nominee is not available to serve at the time of the meeting, the directors named in the enclosed proxy will vote for a substitute if one is chosen by the board.

Management and the board recommend that you vote FOR these appointments. The directors named in the enclosed proxy will vote FOR these nominees unless you indicate that authority to do so is withheld.

APPOINTMENT OF AUDITORS

The Audit Committee recommends appointing Deloitte & Touche LLP as auditors for 2008. During the five financial years ended December 31, 2007, Deloitte & Touche LLP served as our auditors.

The auditors will be present at the meeting. They will be given the opportunity to make a statement if they wish to do so and will be available to answer appropriate questions. The Audit Committee recommends that you vote FOR this appointment. The directors named in the enclosed proxy will vote FOR this appointment unless you indicate that authority to do so is withheld.

SHAREHOLDER RIGHTS PLAN

Shareholder Rights Plan History

The plan was first set up on August 6, 1999, by an agreement between Nexen and CIBC Mellon, and confirmed at a special shareowners’ meeting on February 3, 2000. The plan was continued and amended and restated, with the approval of our shareowners, on both May 2, 2002 and April 27, 2005 (2005 Plan). The board has approved an amended and restated plan to be dated April 29, 2008 (2008 Plan) that must be approved by all shareowners at the AGM.

Provisions and Copies of the 2008 Plan

Key features of the 2008 Plan are summarized on page 89. A copy is available at www.nexeninc.com or on request from the Governance Office as set out on page 5.

Terms of the Plan

The plan creates a right for each shareowner, other than a 20% buyer, to acquire additional common shares of Nexen at one-half of the market price at the time of exercise. The rights can be exercised when a person acquires control of 20% or more of Nexen’s common shares. This dilutes the share position of the 20% buyer and prevents the person from acquiring control of Nexen unless the plan is withdrawn or the buyer makes a permitted bid (see Schedule F).

The buyer can have the plan withdrawn by negotiating with the board or by applying to a securities commission to order withdrawal of the plan if an auction cannot be developed. Both of these approaches give the board more time and control over a sale process and increase the likelihood of a better offer to our shareowners.

Independent Shareholders

An independent shareholder is any shareowner other than an acquiring person or an associate or affiliate of that person. An acquiring person is usually a shareowner who is trying to acquire 20% or more of Nexen’s common shares. Management is not aware of any shareowner who is not an independent shareholder.

Changes to the Plan

There have been very few changes in plan design practices since the 2005 Plan was approved. On February 14, 2008, the board resolved to continue the plan with only minor changes, subject to regulatory approval and approval at the AGM.

Nexen Inc. 2008 Management Proxy Circular

The three amendments of the 2008 Plan are:

1.

The rights separate from Nexen common shares in certain cases after a take-over bid occurs if it isn’t a permitted bid. If that take-over bid is withdrawn or terminated, the rights may be redeemed by the board. The amendment clarifies that the 2008 Plan will continue if the rights are redeemed this way by deeming Nexen to have issued replacement rights to its shareowners at that time.

2.

If Nexen amends the 2008 Plan prior to the shareowner meeting in 2011, with the consent of CIBC Mellon: (i) the amendment may not materially adversely affect the interests of rights holders generally; and, (ii) the amendment will only continue in effect if shareowner approval is obtained at their next meeting.

3.

Only if required by the rules of a stock exchange on which Nexen’s common shares are listed for trading at the time, the plan is subject to ratification by a majority of the votes cast by all shareowners, not just independent shareholders.

Other than these changes, the 2008 Plan is identical to the 2005 Plan in all material respects.

Objectives of the Plan

The 2008 Plan enhances shareowner value and ensures equal treatment of all shareowners if there is an attempted acquisition of control. It is not being proposed in response to or in anticipation of a take-over bid, nor is it meant to deter permitted take-over bids. The board is not aware of any third party looking to acquire control of Nexen. In the case of a bid for control of Nexen through an acquisition of its common shares, the plan:

▪	ensures that the board has enough time to develop alternatives to maximize shareowner value;
▪	allows time for competing bids to emerge;
▪	ensures that shareowners have an equal opportunity to participate in a bid;
▪	gives shareowners enough time to assess the bid; and
▪	reduces pressure on shareowners to tender shares.

The terms “Acquiring Person” and “Beneficial Ownership” are defined in the plan to minimize concerns that it could be triggered inadvertently or as a result of a broad aggregating of holdings of institutional shareowners and their clients.

The plan does not prohibit a change of control of Nexen in a transaction that is fair and in the best interests of all shareowners. Shareowners may tender to a permitted bid without triggering the plan, even if the board does not feel the bid is acceptable. The board is required to fully and fairly consider every bid, even if it is not a permitted bid, and may waive the requirements of the plan or redeem the rights. In all cases, the board must act honestly and in good faith with a view to the best interests of Nexen and its shareowners.

The plan doesn’t impact the legal rights of shareowners to: (i) make a shareowner proposal to promote a change in the management or direction of Nexen; (ii) require that a shareowners meeting be held; or, (iii) enter into agreements with respect to the voting of their common shares.

The plan will not interfere with the day-to-day operations of Nexen. The issue of rights under the plan doesn’t alter the financial condition of Nexen, hinder its business plans or change its financial statements.

Shareowner Issues Addressed by the Plan

Time to Maximize Shareowner Value

The board feels that 35 days for expiry of a take-over bid (as allowed under law) is not long enough for shareowners to make an informed decision. The plan provides sufficient time for shareowners to evaluate an offer and for the board to develop other options to maximize shareowner value, including identifying other bidders, conducting an auction or developing a restructuring alternative. The plan requires a permitted bid to have a minimum expiry period of 60 days after the bid date and that the bid must remain open for ten business days after any announcement that more than 50% of the outstanding common shares held by independent shareholders have been deposited for purchase by the bidder.

Pressure to Tender

Shareowners may feel pressure to tender to a bid which they don’t think is adequate if they may be left with minority positions shares that may be hard to sell or discounted. This is more likely in the case of a bid for only some shares, where the bidder wishes to gain a control position without acquiring all of the shares. The plan ensures that shareowners can separate the decision to tender their shares from the decision on a take-over bid by requiring that a bid remain open for ten business days after it is announced that more than 50% of eligible shares have been deposited.

Unequal Treatment

Company control can be acquired through a private agreement under which a small group of shareowners sell their shares for more than the market price and that premium price is not shared with other shareowners. A person may also slowly purchase shares on a stock exchange to gain control without paying fair value for that control or sharing the control premium

Nexen Inc. 2008 Management Proxy Circular

among all shareowners. By applying to all acquisitions of greater than 20% of common shares, the plan ensures that all shareowners receive equal treatment.

Resolution

Shareowner approval of the 2008 Plan is required and all shareowners will be asked to consider and, if thought fit, pass the resolution set out below to approve the continuation, amendment and restatement of the plan:

“RESOLVED as an ordinary resolution:

1.

THAT the shareholder rights plan of Nexen Inc. (Nexen) be continued and the Amended and Restated Shareholder Rights Plan Agreement made as of April 29, 2008 between Nexen and CIBC Mellon Trust Company (the Rights Agent), which amends and restates and continues the rights issued under the Amended and Restated Shareholder Rights Plan Agreement dated April 27, 2005, is approved; and

2.	THAT any director or officer of Nexen is authorized to do all things and execute all documents to give effect to this resolution.”

Board and Management Recommendation

Management recommends and the board has determined that a shareholder rights plan is still in the best interests of Nexen and its shareowners. The board reserves the right to alter any terms of or not proceed with the 2008 Plan at any time prior to the AGM if it is in the best interests of Nexen and our shareowners.

Management and the board recommend that shareowners vote FOR the continuation, amendment and restatement of the shareowner rights plan. The directors named in the enclosed proxy intend to vote FOR this matter unless you instruct otherwise.

After the Vote

If the resolution is passed at the meeting, Nexen and CIBC Mellon will execute an Amended and Restated Shareholder Rights Plan Agreement made as of April 29, 2008 and the 2008 Plan will come into effect. If the resolution is not passed, Nexen will no longer have a shareholder rights plan.

Canadian and U.S. Federal Income Tax Consequences

In Canada, the rights, when issued, will be considered to have been acquired at no cost and Canadian shareowners will not be required to include any amount in income or be subject to withholding tax under the Income Tax Act (Canada) (Tax Act) as a result of the issue of the rights.

In the US, as the possibility of the rights becoming exercisable is remote, the adoption of the plan is not considered a distribution by Nexen to its shareowners, an exchange of property or stock, or any other event that would give rise to the realization of gross income by a US shareowner.

If the rights become exercisable, are separated from the common shares or are disposed of in some other way, Canadian and US holders may have income or be subject to tax. Shareowners should consult their own tax advisors about the consequences of acquiring, holding, exercising or disposing of their rights, taking into account their own particular circumstances and the tax laws that apply to them.

This general information is not legal or tax advice.

Eligibility for Investment of the Rights in Canada

The rights are qualified investments under the Tax Act for registered retirement savings plans, registered retirement income funds, registered education savings plans, registered disability savings plan and deferred profit sharing plans.

SHAREOWNER PROPOSAL

The Carpenters’ Local 27 Benefit Trust Funds requested that the proposal set out on page 93 be included in this circular. They are asking shareowners to pass a resolution requesting us to amend our by-laws to provide that directors must be elected by a majority of votes cast at an AGM. The board would continue to have the legal right to reappoint an unelected director until the next AGM and no disclosure of their reasons would be required. Contested elections, where the number of nominees exceeds the number of board seats, would maintain a plurality vote standard. In that case, board seats are filled by those directors who receive the most votes, even if they do not receive over 50% approval.

Recommendation

We recommend that shareowners vote against the proposal because:

▪	Nexen’s reasoned approach to adopt a modified majority vote by-law in 2006 provides a fair solution for both shareowners and the board;
▪	Our current by-law substantially implements the proposal and improves required transparency;
▪	Overwhelming support for our model from shareowners and governance minded organizations; and
▪	Nexen’s exemplary governance practices and our ongoing commitment to dialogue and engagement with stakeholders and shareowners.

Nexen Inc. 2008 Management Proxy Circular

Evolution of the Nexen Model

In 2005, Nexen began reviewing various majority vote standards to find a format that would provide a clear and protected process for shareowners and ensure the continuing integrity of the board. In December 2006, the board adopted revised by-laws which require that a director who receives a majority of withhold votes must submit a resignation to the board for consideration. Within 90 days of the vote, the independent members of the board, on the recommendation of the Governance Committee, may:

▪	accept the resignation;
▪	maintain the director, but address what is believed to be the underlying cause of the withhold votes; or
▪	reject the resignation.

The board’s decision and its reasons for that decision must be publicly disclosed, which provides much greater transparency than under the proposed standard. A plurality vote standard is retained for contested director elections.

Shareowner Protection

Our by-laws ensure shareowners that the standard is binding and the required process will be followed. Our by-laws also set out that the majority vote provision cannot be changed without shareowner approval.

Public scrutiny of the board decision ensures that the board is required to accept a resignation, unless there are justifiable reasons not to do so. The board accepts that it must act responsibly in this regard.

Integrity of the Board

Board integrity is protected because it decides whether a resignation is accepted, but with absolute transparency. Under our model, the board can consider, among other things:

▪	whether the shareowner concern is curable (for example, by moving the director off of a particular committee);
▪	the impact on committee structure and any relevant regulatory requirements (for example, financial experts required on the Audit Committee); and
▪	whether a change of control agreement would be triggered.

Our board is more than the sum of its parts. Our structure is complex, with six standing committees. The members of each have relevant expertise and meet regulatory standards. As a result, the directors are not interchangeable and the sudden loss of a director would significantly disrupt the performance of several committees and the board as a whole.

Support for the Nexen Model

Institutions in Canada are supportive of modified majority vote standards like Nexen’s:

▪	ISS Canada (now RiskMetrics Group) commended our progressive approach which put majority vote provisions into a by-law that can’t be changed without shareowner approval;
▪	Our model is similar to the policy recommended by the Canadian Coalition for Good Governance (CCGG) and was supported by CCGG members when they voted at our 2007 AGM; and
▪	Our revised by-laws received supporting votes from over 99.9% of our shareowners.

Nexen’s Governance and Engagement

We are a first-tier governance performer, committed to transparency and dialogue with stakeholders. We are extremely responsive to shareowner concerns. In addition to regular investor roadshows, we undertake an annual governance roadshow to discuss our practices and current trends with shareowners and governance-related organizations. A special report on our governance roadshow starts on page 74.

Since 2005, shareowners have been able to vote for individual board members. We also transparently disclose the number of votes for and withheld from each director.

In the event that one of our directors receives a significant number of withhold votes, the board would investigate the shareowner concern and take action to address it.

In 2006, two directors were removed from the Audit Committee after receiving significant withhold votes. Those directors continue to provide invaluable expertise to Nexen and both received over 98% of shareowners’ votes when they were re-elected in 2007.

Management and the board recommend that shareowners vote AGAINST this proposal. The directors named in the enclosed proxy intend to vote AGAINST it unless you instruct otherwise.

OTHER BUSINESS

Management does not intend to present any other business at the AGM. We are not aware of any amendments to the proposed matters or other matters which may be presented for action. If amendments or other matters are properly brought before the AGM, your proxyholder will vote on them using his or her best judgment.

Nexen Inc. 2008 Management Proxy Circular

▪	As a continuous governance improvement the director share ownership guidelines were increased to 16,800 shares or DSUs on February 14, 2008 (see page 28)
▪

Following a market review, the annual board retainer was increased from $28,100 to $35,000 and the total Board Chair retainer was increased from $178,100 to $250,000 as of January 1, 2008 (see page 27)

Nominees

The 12 directors seeking re-election in 2008 are:

Charles W. Fischer	Eric P. Newell, O.C.
Dennis G. Flanagan	Thomas C. O’Neill
David A. Hentschel	Francis M. Saville, Q.C.
S. Barry Jackson	Richard M. Thomson, O.C.
Kevin J. Jenkins	John M. Willson
A. Anne McLellan, P.C.	Victor J. Zaleschuk

These directors bring varied experience, knowledge and complementary skills to the board. See page 17 for their biographies.

Areas of Expertise

The board has exceptionally strong experience in managing and leading growth, international, and governance and board experience. Strong experience is present in CEO, human resources, and health, safety, environment and social responsibility. The board has good experience in oil and gas and financial acumen.

See page 23 for details of the areas of expertise.

Independent Board

All directors, except for Mr. Fischer and Mr. Flanagan, are independent. See page 24 for details.

Meeting Attendance

Nexen directors attended 99% of board and committee meetings in 2007. At the 2007 AGM, 92% of directors were in attendance. See page 25 for details.

Sessions Without Management

The board and board committees have sessions without management at each regularly scheduled meeting. See page 25 for details.

Retirement

Mr. Hentschel and Mr. Thomson will both reach 75 years of age in 2008 after the AGM. They may serve until the 2009 AGM, but will not stand for election in 2009.

Director Compensation

Non-executive directors are paid retainers for board and committee membership and fees for each meeting attended in person or by telephone. Total fees and retainers earned by all board members in 2007 were $1,475,400. See page 27 for details.

Nexen Inc. 2008 Management Proxy Circular

March 3, 2008

Nexen Inc. 2008 Management Proxy Circular

NOMINEES

All current directors were elected at the annual meeting on April 26, 2007, and are management nominees for election to the board.

Charles W. Fischer Calgary, Alberta, Canada	Not Independent Director since May 17, 2000 Areas of Expertise: Growth International CEO Exploration Oil and Gas Governance HSE & SR Diversity

Charlie Fischer, 57, has been President and Chief Executive Officer (CEO) of Nexen since June 1, 2001. Formerly, he was Executive Vice President (EVP) and Chief Operating Officer (COO) responsible for our conventional oil and gas business in Western Canada, the US Gulf Coast and all international locations, as well as oil sands, marketing and information systems activities worldwide. He joined Nexen in 1994 following service with Dome Petroleum Ltd., Hudson’s Bay Oil & Gas Ltd., Bow Valley Industries Ltd., Sproule Associates Ltd. and Encor Energy Ltd.

Mr. Fischer graduated from the University of Calgary (U of C) with a Bachelor of Science degree in Chemical Engineering in 1971 and a Masters Degree in Business Administration, Finance, in 1982. He has an Honorary Doctorate of Law degree from the U of C and an Honourary Bachelor of Applied Technology degree from Southern Alberta Institute of Technology (SAIT).

Charlie does not serve on any other public company board. He is co-Chair of Alberta Climate Change Central, a member of the board of the Alberta Energy Research Institute, and a member of the board of governors of the University of Calgary.

Dennis G. Flanagan Calgary, Alberta, Canada	Not Independent Director since May 17, 2000 Areas of Expertise: Growth International CEO Oil and Gas Governance Financial Diversity

Dennis Flanagan, 68, is a retired oil executive. He worked in the oil and gas industry for more than 40 years with Ranger Oil Limited (Ranger) and ELAN Energy Inc. (ELAN), most recently as Executive Chair of ELAN until it was bought by Ranger in 1997. He was involved in all phases of exploration and development in Canada, the US and the UK North Sea.

Mr. Flanagan completed the Registered Industrial and Cost Accountant program, the predecessor to the Certified Management Accountant program, in 1967. He worked in various accounting and management positions at Ranger, including as the Chief Financial Officer (CFO) and Executive VP.

Dennis is Chair of Canexus Income Fund (Canexus), an affiliate controlled by Nexen, and a director of NAL Oil & Gas Trust. He is also founding Chair of STARS (Shock Trauma Air Rescue) Foundation.

Nexen Inc. 2008 Management Proxy Circular

David A. Hentschel Tulsa, Oklahoma, United States	Independent Director from May 9, 1985 to October 7, 1985 and since December 2, 1985 Areas of Expertise: Growth International CEO Compensation Exploration Oil and Gas Governance

Dave Hentschel, 74, is the retired Chair and CEO of Occidental Oil and Gas Corporation, the worldwide oil and gas subsidiary of Occidental Petroleum Corporation. He was President and CEO of Nexen from January 1, 1996 until June 1, 1997.

Mr. Hentschel received a Bachelor of Science degree in Petroleum Engineering from Louisiana State University and a Bachelor of Science equivalent in Meteorology from Oklahoma State University.

Dave is a director of Cimarex Energy Co. He is also a member of the board for the Luis Palau Evangelistic Association and the Tulsa Day Center for the Homeless.

Based on our retirement policy, Mr. Hentschel will not stand for election in 2009.

S. Barry Jackson Calgary, Alberta, Canada

Independent

Director since Sept. 1, 2001

Health, Safety, Environment

and Social Responsibility

(HSE & SR) Committee

Chair since May 6, 2003

Areas of Expertise:

Growth

CEO

Compensation

Oil and Gas

HSE & SR

Governance

Barry Jackson, 55, is the retired Chair of Resolute Energy Inc. and Deer Creek Energy Limited. He was formerly President, CEO and a director of Crestar Energy Inc. (Crestar). He has worked in the oil and gas industry since 1974 and held senior executive positions with Northstar Energy Corporation and Crestar.

Mr. Jackson has a Bachelor of Science degree in Engineering from the University of Calgary and is a member of the Association of Professional Engineers, Geologists and Geophysicists of Alberta. He has served on the boards of several public companies and on the audit committees of some of those boards.

Barry is Chair of TransCanada Corporation and TransCanada PipeLines Limited and a director of Cordero Energy Inc.

Kevin J. Jenkins Calgary, Alberta, Canada

Independent

Director since Dec. 17, 1996

Compensation and Human

Resources (Compensation)

Committee Chair since

April 27, 2006

Audit committee

financial expert

Areas of Expertise:

Growth

International

CEO

Compensation

Governance

Financial

HSE & SR

Kevin Jenkins, 51, is Managing Director of TriWest Capital Partners, an independent private equity firm. He was President, CEO and a director of The Westaim Corporation from 1996 to 2003. From 1985 to 1996 he held senior executive positions with Canadian Airlines International Ltd. (Canadian). He was elected to Canadian’s board of directors in 1987, appointed President in 1991 and appointed President and CEO in 1994. Earlier in his career, he was CFO of Canadian.

Mr. Jenkins has a Bachelors Degree in Law from the University of Alberta and a Masters of Business Administration from Harvard Business School.

Kevin is Chair of Young Life of Canada and Vice Chair of World Vision Canada.

Nexen Inc. 2008 Management Proxy Circular

A. Anne McLellan, P.C. Edmonton, Alberta, Canada	Independent Director since July 5, 2006 Areas of Expertise: Growth International CEO Governance HSE & SR Diversity

The Honourable Anne McLellan, 57, has been counsel at Bennett Jones LLP, Barristers and Solicitors, since June 27, 2006, and Distinguished Scholar in Residence at the University of Alberta in the Institute for US Policy Studies since May 12, 2006. Previously, she served as the Liberal Member of Parliament for Edmonton Centre from 1993 to 2006. Between 2003 and 2006, she served as the Deputy Prime Minister and Minister of Public Safety and Emergency Preparedness. Before that, she served as Minister of Health, Minister of Justice and Attorney General, Minister of Natural Resources and Federal Interlocutor for Métis and Non-Status Indians.

Prior to entering politics, Ms. McLellan taught law at the University of New Brunswick and the University of Alberta, serving as Associate Dean of the Faculty of Law at the University of Alberta from 1985 to 1987 and as Acting Dean from July 1991 to June 1992.

Ms. McLellan holds Bachelor of Arts and Bachelor of Laws degrees from Dalhousie University and a Master of Laws degree from King’s College, University of London. She was appointed to the Privy Council of the Government of Canada in 1993. Anne is also a director of Agrium Inc. and Cameco Corporation.

Eric P. Newell, O.C. Edmonton, Alberta, Canada	Independent Director since Jan. 5, 2004 Areas of Expertise: Growth International Compensation Oil and Gas HSE & SR

Eric Newell, 63, is Chancellor of the University of Alberta. He is the retired Chair and CEO of Syncrude Canada Ltd. (Syncrude), positions he held from May 1994 and August 1989, respectively, until January 1, 2004. He served as President of Syncrude from 1989 to 1997. Prior to that he worked with Imperial Oil Limited and Esso Petroleum Canada Ltd.

Mr. Newell holds a Bachelor of Applied Science degree in Chemical Engineering from the University of British Columbia and a Masters of Science in Management Studies from the University of Birmingham, England. He has received Honorary Doctorates of Law from Athabasca University, University of Alberta and an Honorary Diploma from Northern Alberta Institute of Technology (NAIT). He is an Officer of the Order of Canada and a member of the Alberta Order of Excellence.

He is the Chair of CAREERS . . . The Next Generation Foundation and a member of the boards of Alberta Energy Research Institute, C.D. Howe Institute, Alberta Heart Institute, Lieutenant Governor Arts Award Foundation, Junior Achievement of Northern Alberta and The Learning Partnership. As past President of the Alberta Chamber of Resources, he led the creation of the National Oil Sands Task Force in 1995.

Nexen Inc. 2008 Management Proxy Circular

Thomas C. O’Neill Toronto, Ontario, Canada	Independent Director since Dec. 10, 2002 Audit Committee Chair since April 27, 2005 Audit committee financial expert Areas of Expertise: International CEO Compensation Governance Financial

Tom O’Neill, 62, is the retired Chair of PwC Consulting. He was formerly CEO of PwC Consulting, COO of Pricewaterhouse-Coopers LLP, Global, CEO of Pricewaterhouse-Coopers LLP, Canada, and Chair and CEO of Price Waterhouse Canada. He worked in Brussels in 1975 to broaden his international experience and from 1975 to 1985 was client service partner for numerous multi-nationals, specializing in dual Canadian and US listed companies.

Mr. O’Neill has a Bachelor of Commerce degree from Queen’s University. He was designated a Chartered Accountant in 1970 and made a Fellow (FCA) of the Institute of Chartered Accountants of Ontario in 1988. He has an Honorary Doctorate of Law from Queen’s University.

Tom is a director of BCE Inc., Loblaw Companies Limited, and Adecco S.A. He is a member of the External Audit Committee of the International Monetary Fund, Vice Chair of the Board of Governors of Queen’s University and a director of St. Michael’s Hospital.

Francis M. Saville, Q.C. Calgary, Alberta, Canada	Independent Director since May 10, 1994 Board Chair since April 27, 2005 Areas of Expertise: Growth Governance HSE & SR Diversity

Francis Saville, 69, Chair of Nexen, is counsel with Fraser Milner Casgrain LLP, Barristers and Solicitors. He joined the firm in 1965 and had an extensive practice in the areas of energy and environmental law, as well as municipal law and land-use planning. He specialized in representing energy corporations in regulatory applications.

Mr. Saville has Bachelor of Arts and Bachelor of Laws degrees from the University of Alberta and he was appointed a Queen’s Counsel in 1984.

Francis is a member of the board of trustees of Pearson College of the Pacific and Chair of its Governance and Nominating Committee.

Richard M. Thomson, O.C. Toronto, Ontario, Canada

Independent

Director since Dec. 16, 1997
Corporate Governance and
Nominating (Governance)
Committee Chair since
April 27, 2005

Audit committee

financial expert

Areas of Expertise:

Growth

International

CEO

Compensation
Governance
Financial

Dick Thomson, 74, is a retired banking executive. He was with the Toronto-Dominion Bank, one of Canada’s largest banks, since 1957, as Chair from 1978 until his retirement in 1998 and as President from 1972 to 1978.

Mr. Thomson holds a Bachelor of Arts and Science degree in Engineering from the University of Toronto and a Masters of Business Administration from Harvard Business School. He is an Officer of the Order of Canada.

Dick is a director of The Thomson Corporation. He is also a member of the board of the Multiple Sclerosis Scientific Research Foundation.

Based on our retirement policy, Mr. Thomson will not stand for election in 2009.

Nexen Inc. 2008 Management Proxy Circular

John M. Willson Vancouver, British Columbia, Canada	Independent Director since Dec. 17, 1996 Reserves Review (Reserves) Committee Chair since April 27, 2006 Areas of Expertise: Growth International CEO Compensation Governance HSE & SR Diversity

John Willson, 68, is retired President and CEO of Placer Dome Inc., a position he held from 1993 to 1999. He was President and CEO of Pegasus Gold Inc. from 1989 to 1992 and was with Cominco Limited prior to that. During his career, he worked in Ghana, Montana, Washington State, British Columbia, the Northwest Territories and Greenland.

Mr. Willson was raised in Portugal and England. He holds a Bachelors degree and Masters degree in Mining Engineering from the Royal School of Mines, University of London, England.

John is a director of Finning International Inc., Harry Winston Diamond Corporation, and Pan American Silver Corporation. He is also a member of the board of Transparency International Canada and the YMCA of Greater Vancouver.

Victor J. Zaleschuk Calgary, Alberta, Canada	Independent Director since June 1, 1997 Finance Committee Chair since April 27, 2006 Areas of Expertise: Growth International CEO Compensation Oil and Gas Governance Financial HSE & SR Diversity

Vic Zaleschuk, 64, is the retired President and CEO of Nexen, a position he held from June 1, 1997 to May 31, 2001. He joined Nexen in 1986, as the company was developing operations in Yemen and expanding its international strategy. From 1986 to 1994 he was Senior Vice President (SVP), Finance and from 1994 to 1997 he was SVP and CFO. Prior to Nexen he worked with Co-Enerco, Dome Petroleum Ltd., Siebens Oil & Gas Ltd. and Hudson’s Bay Oil & Gas Ltd.

Mr. Zaleschuk holds a Bachelor of Commerce degree from the University of Saskatchewan and was designated as a Chartered Accountant in 1967.

Vic is Chair of Cameco Corporation and a director of Agrium Inc.

Nexen Inc. 2008 Management Proxy Circular

OTHER PUBLIC COMPANY DIRECTORSHIPS/COMMITTEE APPOINTMENTS

Name	Other Public Company Directorships	Stock Exchange	Committee Appointments
Fischer	None	–	None
Flanagan [1]	Canexus Income Fund (Chair)	TSX	None
	NAL Oil & Gas Trust	TSX	Audit Committee Chair, Reserves Committee
Hentschel	Cimarex Energy Co.	NYSE	Governance Committee
Jackson	Cordero Energy Inc.	TSX	Chair, Human Resources and Governance Committee
	TransCanada Corporation (Chair) [2]	TSX	None [3]
	TransCanada PipeLines Limited (Chair) [2]	TSX	None [3]
Jenkins	None	–	None
McLellan	Agrium Inc.	TSX	Corporate Governance and Nominating Committee Environment, Health and Safety Committee
	Cameco Corporation	TSX	Human Resources and Compensation Committee Nominating, Corporate Governance and Risk Committee Safety, Health and Environment Committee
Newell	None	–	None
O’Neill	Adecco S.A.	SWX	Audit Committee Corporate Governance Committee
	BCE Inc.	TSX	Chair, Audit Committee
	Loblaw Companies Limited	TSX	Chair, Audit Committee
Saville	None	–	None
Thomson	The Thomson Corporation	TSX	Audit Committee Human Resources and Compensation Committee
Willson	Finning International Inc.	TSX	Environment, Health and Safety Committee Chair, Human Resources Committee Governance Committee
	Harry Winston Diamond Corporation	TSX	Audit Committee Chair, Human Resources and Compensation Committee Chair, Corporate Governance Committee
	Pan American Silver Corporation	TSX	Chair, Compensation Committee Chair, Health, Safety and Environment Committee
Zaleschuk	Agrium Inc.	TSX	Chair, Audit Committee Human Resources and Compensation Committee
	Cameco Corporation (Chair)	TSX	Human Resources and Compensation Committee Nominating, Corporate Governance and Risk Committee Reserves Oversight Committee

Notes:

1         Mr. Flanagan was a director of Elek-Tek Inc., a US public computer retailing company that was subject to bankruptcy proceedings in 1998.

2         Board meetings for these two companies are held at the same time.

3         Mr. Jackson is a non-voting member of the Governance Committee and the Human Resources Committee.

Interlocking Service as at March 3, 2008

Company	Directors in Common	Committees in Common
Agrium Inc.	McLellan Zaleschuk	None
Cameco Corporation	McLellan Zaleschuk	Human Resources and Compensation Committee Nominating, Corporate Governance and Risk Committee

Nexen Inc. 2008 Management Proxy Circular

AREAS OF EXPERTISE

Nexen maintains a skills matrix and each director indicates his or her level of expertise in each area according to:

1                 no or limited application;

2                 basic application;

3                 skilled application—significant operational experience in the area, but not at a senior executive level; and

4                 expert application—senior executive experience in the area from a function, role and knowledge perspective.

The areas of expertise set out in the directors’ biographies are those areas in which they are most skilled. See the Committee Reports on pages 35 through 44 for details on areas of expertise relevant to each committee.

Skill/Experience Description	Number of Directors with Skilled or Expert Application
Managing/Leading Growth — Senior executive experience driving strategic insight and direction to encourage innovation and conceptualize key trends to continuously challenge the organization to sharpen its vision while achieving significant organic growth.	12
International — Senior executive experience working in a global organization where Nexen is or may be active. Has a thorough understanding of different cultural, political and regulatory requirements.	10
CEO/Senior Officer — Experience working as a CEO or senior officer for a major organization with international operations.	10
Exploration — Experience as a senior executive or top functional authority leading an exploration department in a major upstream or integrated exploration and production company. May have formal education in geology, geophysics or engineering.	5
Compensation — Senior executive experience or board compensation committee participation with a thorough understanding of compensation, benefit and pension programs, legislation and agreements. This includes specific expertise in executive compensation programs including base pay, incentives, equity and perquisites.	10
Oil and Gas — Senior executive experience in the oil and gas industry combined with a strong knowledge of Nexen’s strategy, markets, competitors, financials, operational issues, regulatory concerns and technology.	7
Governance/Board — Prior or current experience as a board member of a major Canadian organization (public, private or non-profit sectors) with international operations.	11
Financial Acumen — Senior executive experience in financial accounting and reporting, and corporate finance, especially with respect to debt and equity markets. Familiarity with internal financial controls.	9
Health, Safety, Environment and Social Responsibility (HSE & SR) — Thorough understanding of industry regulations and public policy related to workplace health, safety, environment and social responsibility. May have had an active leadership role in the shaping of public policy in Canada and abroad. Demonstrated commitment to Nexen’s HSE & SR values.	10
Diversity — Contributes to the board in a way that enhances perspectives through diversity in gender, ethnic background, geographic origin, experience (industry and public, private and non-profit sectors), etc.	8
Marketing Expertise — Senior executive experience in the energy marketing industry combined with a strong knowledge of Nexen’s strategy, markets, competitors, financials, operational issues and regulatory concerns.	5

Nexen Inc. 2008 Management Proxy Circular

INDEPENDENCE AND BOARD COMMITTEES

The board affirmed director independence under our categorical standards for director independence (categorical standards), attached as Schedule C, which were adopted in 2003 and most recently amended on February 14, 2008. Our categorical standards meet or exceed the requirements set out in SEC rules and regulations, the Sarbanes-Oxley Act of 2002 (Sarbanes-Oxley), the NYSE rules, National Policy 58-201—Corporate Governance Guidelines, Multilateral Instrument 52-110—Audit Committees, and applicable provisions of National Instrument 51-101—Standards of Disclosure for Oil and Gas Activities. See page 76 for details on the process followed to determine director independence.

Mr. Fischer is not independent as he is President and CEO.

Mr. Flanagan is not independent as his son is SVP, Engineering, of TriAxon Resources Ltd. (TriAxon). In 2006, TriAxon acquired a company that was party to contracts with a subsidiary of Nexen. Under one of the contracts, Nexen paid approximately $4.5 million to TriAxon between July and December 2006 for products purchased at market price. Accordingly, Mr. Flanagan is not technically independent as of July 1, 2007.

Mr. Flanagan was not aware that the company acquired by TriAxon held contracts with Nexen. The board has determined that Mr. Flanagan’s independence of mind has not been compromised by this transaction and, accordingly, the board continues to include him in their meetings without management.

Ms. McLellan has been counsel with Bennett Jones LLP (BJ), Barristers and Solicitors, Edmonton, Alberta, since June 27, 2006. BJ provided legal services to us in each of the last five years. Ms. McLellan does not solicit or participate in those services and does not receive any portion of the fees we pay to BJ. She is independent under our categorical standards.

Mr. Saville was a senior partner of Fraser Milner Casgrain LLP (FMC), Barristers and Solicitors, Calgary, Alberta, until the end of January 2004. Since February 1, 2004, he has been counsel with the firm. FMC provided legal services to us in each of the last five years. Mr. Saville does not solicit or participate in those services and does not receive any portion of the fees we pay to FMC. He is independent under our categorical standards.

We have not had an executive committee of the board since July 11, 2000.

Committees (Number of Members)
	Audit [1,2] (6)	Compensation [1] (7)	Governance [1] (7)	Finance (6)	HSE & SR (8)	Reserves [3] (7)
Management Director — Not Independent
Charles W. Fischer
Outside Director — Not Independent
Dennis G. Flanagan				Ö	Ö	Ö
Independent Outside Directors
David A. Hentschel				Ö	Ö	Ö
S. Barry Jackson	Ö	Ö			Chair	Ö
Kevin J. Jenkins [4]	Ö	Chair	Ö		Ö
A. Anne McLellan, P.C.		Ö	Ö	Ö	Ö
Eric P. Newell, O.C.	Ö		Ö		Ö	Ö
Thomas C. O’Neill [4,5]	Chair	Ö	Ö			Ö
Francis M. Saville, Q.C.		Ö	Ö	Ö	Ö
Richard M. Thomson, O.C. [4]	Ö	Ö	Chair	Ö
John M. Willson	Ö	Ö	Ö			Chair
Victor J. Zaleschuk				Chair	Ö	Ö

Notes:

1	All members are independent. All Audit Committee members are independent under additional regulatory requirements applicable to them.
2

Experience of the members of the Audit Committee that indicates an understanding of the accounting principles we use to prepare our financial statements is shown in their biographies on pages 17 to 21.

3	A majority of the Reserves Committee members are independent.
4	Audit committee financial expert under US regulatory requirements.
5

The board has determined that Mr. O’Neill’s service on the audit committees of three other public companies and one not-for-profit organization does not impair his ability to serve as Chair of Nexen’s Audit Committee. The board considered that Mr. O’Neill had a 30+ year career as a chartered accountant and, since retiring as Chair of PwC Consulting in 2002, his only business commitments are to the boards and committees on which he serves.

Nexen Inc. 2008 Management Proxy Circular

MEETING ATTENDANCE

Directors are expected to attend the AGM. All of the directors, except Mr. Hentschel who was attending to a family illness, were at the 2007 AGM.

In 2007, the average board and committee attendance rate was 99%. All directors attended regularly scheduled board and committee meetings held on February 13 and 14, 2008.

All members of the Reserves Committee attended the special meeting held on February 7, 2008. The number of meetings held in 2007 is set out below.

All directors have a standing invitation to attend all committee meetings, not just those of their own committees. They are specifically invited to attend the succession plan review by the Compensation Committee in December.

Name	Board Meetings Attended [1]		Committee Meetings Attended
Fischer [2]	9 of 9	100%	–	–
Flanagan	9 of 9	100%	16 of 16	100%
Hentschel	9 of 9	100%	14 of 14	100%
Jackson	9 of 9	100%	19 of 19	100%
Jenkins	9 of 9	100%	20 of 20	100%
McLellan	9 of 9	100%	20 of 20	100%
Newell [3]	9 of 9	100%	16 of 17	94%
O’Neill	9 of 9	100%	19 of 19	100%
Saville (Chair)	9 of 9	100%	20 of 20	100%
Thomson	9 of 9	100%	20 of 20	100%
Willson [3]	8 of 9	89%	19 of 19	100%
Zaleschuk	9 of 9	100%	14 of 14	100%

Notes:

1	There were five regularly scheduled and four special board meetings in 2007. All special board meetings were held by telephone conference call.
2	Mr. Fischer is not a member of any committee of the board.
3

The director was unable to attend a special meeting. If able to attend, the director’s meeting attendance would have been 100%. Directors unable to attend a special meeting were briefed in advance of the meeting on the business to be considered. The director’s views were communicated to the meeting and the director indicated agreement with the resolutions proposed and ultimately passed.

SESSIONS WITHOUT MANAGEMENT AND MEETINGS HELD

At each regularly scheduled meeting and certain special meetings of the board and all committees, sessions without management are held. The chair presides over these sessions and informs management of the subjects discussed and any action required to be taken. All eight meetings from January 1, to March 3, 2008, had sessions without management.

Sessions Without Management in 2007/Meetings Held
Board/Committee	Regular	Special	Overall
Board	5/5	0/4	5/9
Audit Committee	5/5	–	5/5
Compensation Committee	5/5	–	5/5
Governance Committee	5/5	–	5/5
Finance Committee	5/5	–	5/5
Reserves Committee	3/3	1/1	4/4
HSE & SR Committee	5/5	–	5/5
Total	33/33	1/5	34/38

Nexen Inc. 2008 Management Proxy Circular

DIRECTOR COMPENSATION

Nexen provides its directors with a comprehensive compensation package consisting of annual cash retainers, meeting fees and equity-based incentives in the form of deferred share units (DSUs). The total compensation package provides a competitive level of remuneration for the increasing responsibilities, time commitments and accountability of board members. All elements of director compensation are reviewed annually for competitiveness against a peer group of oil and gas companies by management, the Compensation Committee and the board. Our compensation philosophy targets and currently provides total compensation between the 50th and 75th percentile. This is intended to attract and retain qualified talent to serve on our board.

Directors may choose to receive select benefits coverage at Nexen’s expense, including basic life insurance, extended health care, dental, business travel accident insurance, and the reimbursement of provincial health care premiums (in certain jurisdictions). Mr. Zaleschuk, a former CEO of Nexen, is a retiree in the Nexen pension plan. The pension benefit provided to him is for previous service as an employee.

See page 27 for the changes to director compensation made January 1, 2008 and page 28 for more information on DSUs.

Summary Compensation Table

Name	Total Fees Earned	[1]	DSU Awards	[2]	All Other Compensation	[3]	Total Compensation
Fischer [4]	–		–		–		–
Flanagan	107,933		141,950		97,178	[5]	347,061
Hentschel	104,300		141,950		2,787		249,037
Jackson	124,700		141,950		3,242		269,892
Jenkins	126,500		141,950		4,007		272,457
McLellan	121,200		141,950		1,128		264,278
Newell	110,967		141,950		4,254		257,171
O’Neill	143,600		141,950		3,692		289,242
Saville	271,200		227,120		3,219		501,539
Thomson	131,000		141,950		5,665		278,615
Willson	127,400		141,950		3,920		273,270
Zaleschuk	106,600		141,950		2,823		251,373
Total	$1,475,400		$1,646,620		$131,915		$3,253,935

Notes:

1	Includes all retainers and meetings fees, including those paid in DSUs.
2	The value of DSUs granted on December 3, 2007, based on the closing market price of Nexen common shares on the TSX on November 30, 2007 of $28.39. See page 28 for details.
3

The total value of perquisites provided to each director is less than both $50,000 or 10% of total fees, and is not included in this column. Amounts reflect life insurance premiums paid by Nexen, reinvested dividends earned in 2007 valued at the closing market price of Nexen common shares on the TSX on the payment dates, travel allowance paid by Nexen, and Canexus fees as set out in note 5.

4	As an executive of Nexen, Mr. Fischer is not paid any director compensation.
5

Mr. Flanagan is the Board Chair of Canexus and was paid fees of $57,500, received deferred trust units of Canexus valued at $29,340 and distributions on his trust units of $7,665 in 2007. The total is included in this column.

Nexen Inc. 2008 Management Proxy Circular

Retainers and Fees

Annual board and committee retainers are paid quarterly and pro-rated for partial service. The same fees are paid for attending meetings in person or by conference call. A travel allowance of $1,500 was introduced on February 15, 2007. It is paid whenever a director travels outside of his or her home province or state, or travels more than a total of three hours, round trip, to attend a Nexen meeting or site visit. Nexen also reimburses directors for out-of-pocket travel expenses. New retainers were approved as of January 1, 2008.

	2007		2008
Board Chair Retainer	$178,100	[1]	$250,000	[2]
Board Member Retainer	28,100		35,000
Audit Committee Chair Retainer	19,700		19,700
Other Committee Chair Retainer	5,300		5,300
Committee Member Retainer	9,100		9,100
Board and Committee Meeting Fees (per meeting attended)	1,800		1,800

Notes:

1	Total of the Board Chair Retainer of $150,000, plus the Board Member Retainer of $28,100.
2	As of January 1, 2008, the Board Chair is paid only this retainer and the travel allowance. He does not receive any other retainers or meetings fees.

2007 Retainers and Fees

Name	Annual Board Retainer	Annual Committee Retainers	Annual Committee Chair Retainer		Board Meeting Fees	Committee Meeting Fees	Travel Allowance	Total Fees Earned	Total Fees Credited in DSUs	[1]	Total Fees Earned in Cash
Fischer [2]	–	–	–		–	–	–	–	–		–
Flanagan	28,100	30,333	–		16,200	28,800	4,500	107,933	–		107,933
Hentschel	28,100	27,300	–		16,200	25,200	7,500	104,300	–		104,300
Jackson	28,100	36,400	5,300		16,200	34,200	4,500	124,700	120,200		4,500
Jenkins	28,100	36,400	5,300		16,200	36,000	4,500	126,500	–		126,500
McLellan	28,100	36,400	–		16,200	36,000	4,500	121,200	116,700		4,500
Newell	28,100	33,367	–		16,200	28,800	4,500	110,967	106,467		4,500
O’Neill	28,100	36,400	19,700	[3]	16,200	34,200	9,000	143,600	–		143,600
Saville	178,100	36,400	–		16,200	36,000	4,500	271,200	–		271,200
Thomson	28,100	36,400	5,300		16,200	36,000	9,000	131,000	122,000		9,000
Willson	28,100	36,400	5,300		14,400	34,200	9,000	127,400	–		127,400
Zaleschuk	28,100	27,300	5,300		16,200	25,200	4,500	106,600	28,100		78,500
Total	$459,100	$373,100	$46,200		$176,400	$354,600	$66,000	$1,475,400	$493,467		$981,933

Notes:

1	Details of DSU holdings are set out in the table on page 29.
2	As an executive of Nexen, Mr. Fischer is not paid any director compensation.
3	Mr. O’Neill is the Audit Committee Chair.

Nexen Inc. 2008 Management Proxy Circular

Share Ownership Guideline

Directors demonstrate their commitment to Nexen’s success through share ownership. On February 14, 2008, the board approved guidelines that set out that directors are expected to own or control at least 16,800 shares or DSUs. This amount represents at least three times both the base annual board retainer of $35,000 and the value of the base annual DSU grant. They must be accumulated as follows:

▪	5,600 by the end of year 1
▪	11,200 by the end of year 2
▪	16,800 by the end of year 3

New directors will be required to take their base annual retainer in DSUs until the current threshold is met. If there is a change in share value or size of the annual grant of DSUs that causes a director to no longer meet the requirement, he or she will have nine months to meet the threshold again.

All directors surpass these guidelines.

Deferred Share Units

Nexen has two DSU plans. Under the first plan, eligible directors may elect annually to receive all or part of their fees in DSUs, rather than cash. Under the second plan, DSUs replaced stock options in 2003 as the long-term incentive used to align the interests of directors with shareowners.

DSUs provide directors with a stake in Nexen during their term of service. DSUs do not grant the right to vote as there are no shares underlying the plans. A DSU is a bookkeeping entry that tracks the value of one Nexen common share. When cash dividends are paid on Nexen common shares, eligible directors are credited with additional DSUs, equal to the value of the dividend paid. DSUs accumulate over a director’s term of service and are only paid when the director leaves the board. At that time, payments may be made in cash or in Nexen common shares purchased on the open market, at Nexen’s option.

DSUs Granted in 2007

Position	Grant Date	DSUs (#)	Base Price ($)	[1]	Value of DSUs ($)	[2]
Board Chair	Dec. 3, 2007	8,000	28.39		227,120
Other non-executive directors	Dec. 3, 2007	5,000	28.39		141,950

Notes:

1	The closing market price of Nexen common shares on the TSX on November 30, 2007.
2	The number of DSUs times the base price.

TOPS EXERCISED OR EXCHANGED AND AWARDS VESTED DURING 2007

Directors are required to comply with the terms of our trading policy described on page 65. All exercises or exchanges of tandem options (TOPs) in 2007 occurred within nine months of their expiry. There are no vesting provisions and no value realized on vesting under the DSU plan.

	TOPs Awards			DSU Awards
Name	Exercised or Exchanged (#)	Value Realized ($)	[1]	Shares Acquired on Vesting (#)	Value Realized ($)
Flanagan	7,260	157,742		–	–
Hentschel	22,000	445,885		–	–
Jackson	22,000	517,165		–	–
Jenkins	22,000	484,385		–	–
O’Neill	22,000	503,305		–	–
Saville	7,260	157,669		–	–
Thomson	33,200	776,133		–	–
Willson	7,332	197,066		–	–
Total	143,052	3,239,350		–	–

Note:

1   Market price at the time of the exercise or exchange, minus the exercise price, as defined in the Tandem Option (TOPs) plan.

Nexen Inc. 2008 Management Proxy Circular

EQUITY OWNERSHIP AND CHANGES FROM MARCH 9, 2007 TO MARCH 3, 2008

	March 9, 2007					March 3, 2008				Net Change						Equity at Risk
Name	Shares (#)		TOPs (#)	[1]	DSUs (#)	Shares (#)	TOPs (#)	[1]	DSUs (#)	Shares (#)	[2]	TOPs (#)		DSUs (#)	[3]	Value ($)	[4]	Multiple of Annual Retainer	[1]
Fischer [6]	167,534		2,338,000		–	184,161	2,215,000		–	16,627		(123,000)	[7]	–		43,533,020		–
Flanagan	24,004		27,260		25,454	31,264	20,000		30,536	7,260		(7,260)		5,082		2,344,666		13
Hentschel	48,760	[8]	122,000		25,450	70,814	100,000		30,531	22,054		(22,000)		5,081		5,401,520		31
Jackson	50,000		22,000		29,506	72,000	–		38,361	22,000		(22,000)		8,855		3,406,844		19
Jenkins	12,332		82,000		38,488	12,362	60,000		43,611	30		(22,000)	[9]	5,123		3,038,587		17
McLellan	–		–		8,682	100	–		17,359	100		–		8,677		538,959		3
Newell	12,000		–		39,752	12,000	–		48,360	–		–		8,608		1,863,313		11
O’Neill	16,000		22,000		35,340	16,000	–		40,453	–		(22,000)	[10]	5,113		1,742,704		10
Saville	41,600		78,264		29,864	48,860	71,004		37,962	7,260		(7,260)		8,098		4,255,624		24
Thomson	92,004		183,200		53,652	92,004	150,000		62,630	–		(33,200)	[9]	8,978		8,183,052		46
Willson	28,004		7,332		37,904	22,004	–		43,025	(6,000)		(7,332)	[9]	5,121		2,007,445		11
Zaleschuk	62,902		240,000		26,350	62,982	240,000		32,298	80		–		5,948		8,184,094		46
Total	555,140		3,122,056		350,442	624,551	2,856,004		425,126	69,411		(266,052)		74,684		84,499,828

Notes:

1	Total TOPs granted, vested and unexercised.
2	Reflects accumulations under dividend reinvestment and employee savings plans, exercise of TOPs for shares and share purchases, sales or donations.
3	Includes December 3, 2007 grants valued at $28.39 per DSU of 5,000 DSUs to each non-executive director, except for Mr. Saville who was granted 8,000 DSUs as Board Chair.
4	Reflects the market value of common shares, vested TOPs and DSUs using the closing price of Nexen shares on the TSX on March 3, 2008 of $30.87.
5

This is calculated for non-executive directors only and reflects the value of equity at risk, divided by $176,950, being the current annual base retainer amount of $35,000, plus the 2007 annual base DSU grant valued at $141,950.

6	Mr. Fischer’s TOPs are granted as executive compensation, not director compensation.
7	Includes 517,000 TOPs that vested, less 640,000 exercised or exchanged since March 9, 2007.
8	Amount includes 26,000 common shares inadvertently reported last year as being exchanged for a cash payment.
9	TOPs exchanged for a cash payment.
10	TOPs exercised for shares and later donated.

Nexen Inc. 2008 Management Proxy Circular

TOPS HOLDINGS AND VALUE OF IN-THE-MONEY TOPS 1

							Vested and Unvested TOPs at March 3, 2008 [1]			Vested TOPs at March 3, 2008
Name	Date Granted	Expiry Date	Grant Price ($)	[2]	Granted (#)	[2]	Number (#)	Value ($)	[3]	Number (#)	Value ($)	[3]
Fischer [4]	Dec. 15, 1998	Dec. 14, 2008	4.4625		200,000		200,000	5,281,500		200,000	5,281,500
	Dec. 14, 1999	Dec. 13, 2009	6.8125		280,000		280,000	6,736,100		280,000	6,736,100
	Dec. 12, 2000	Dec. 11, 2010	9.0250		280,000		280,000	6,116,600		280,000	6,116,600
	Dec. 9, 2003	Dec. 8, 2008	10.8750		400,000		400,000	7,998,000		400,000	7,998,000
	Dec. 7, 2004	Dec. 6, 2009	12.7175		600,000		600,000	10,891,500		600,000	10,891,500
	Dec. 6, 2005	Dec. 5, 2010	27.2850		400,000		400,000	1,434,000		268,000	960,780
	Dec. 4, 2006	Dec. 3, 2011	31.6000		550,000		550,000	(401,500)		187,000	(136,510)
	Dec. 3, 2007	Dec. 2, 2012	28.3900		600,000		600,000	1,488,000		–	–
Total					3,310,000		3,310,000	39,544,200		2,215,000	37,847,970
Flanagan	Dec. 12, 2000	Dec. 11, 2010	9.0250		60,000		20,000	436,900		20,000	436,900
Hentschel	Dec. 14, 1999	Dec. 13, 2009	6.8125		40,000		40,000	962,300		40,000	962,300
	Dec. 12, 2000	Dec. 11, 2010	9.0250		60,000		60,000	1,310,700		60,000	1,310,700
Total					100,000		100,000	2,273,000		100,000	2,273,000
Jenkins	Dec. 12, 2000	Dec. 11, 2010	9.0250		60,000		60,000	1,310,700		60,000	1,310,700
Saville	Dec. 14, 1999	Dec. 13, 2009	6.8125		40,000		11,004	264,729		11,004	264,729
	Dec. 12, 2000	Dec. 11, 2010	9.0250		60,000		60,000	1,310,700		60,000	1,310,700
Total					100,000		71,004	1,575,429		71,004	1,575,429
Thomson	Dec. 14, 1999	Dec. 13, 2009	6.8125		60,000		60,000	1,443,450		60,000	1,443,450
	Dec. 12, 2000	Dec. 11, 2010	9.0250		90,000		90,000	1,966,050		90,000	1,966,050
Total					150,000		150,000	3,409,500		150,000	3,409,500
Zaleschuk [4]	Dec. 12, 2000	Dec. 11, 2010	9.0250		400,000		240,000	5,242,800		240,000	5,242,800

Notes:

1	Includes TOPs granted to non-executive directors prior to 2003. Excludes grants that have been fully exercised and directors who do not have any TOPs.
2	Grant prices and number of TOPs granted have been adjusted to account for Nexen’s share splits.
3	The difference between the market value of Nexen common shares on the TSX on March 3, 2008 of $30.87 and the grant price of the TOPs, times the number of TOPs at March 3, 2008.
4	TOPs granted as executive compensation, not director compensation.

Nexen Inc. 2008 Management Proxy Circular

DIRECTOR EDUCATION

Date (2007)	Topic	Presented/Hosted By	Attended By
Jan. 10	Directors’ series: Preparing for year-end audit committee meetings	Deloitte & Touche LLP	O’Neill (presenter)
Feb. 1	Audit Committees: accounting issues and transition to International Financial Reporting Standards	Accounting Standards Oversight Board	O’Neill (presenter)
Feb. 8	2007 National Governance Conference: Innovation to Drive Performance	Conference Board of Canada	Saville
Feb. 9	Executive in Residence	Institute of Corporate Directors (ICD)	Newell
Feb. 9 to 11	Module 2 of 4 — Monitoring Financial Strategy, Risks and Disclosure	ICD	McLellan
Feb. 14	Corporate governance and securities regulatory update	John McWilliams, Q.C., SVP, General Counsel and Secretary	All directors [1]
Feb. 14	External environment presentation on markets, oil and gas prices and economic issues relating to the industry	Una Power, Treasurer	All directors
Feb. 14	Climate change presentation including: ▪ international developments ▪ update on meetings with federal ministers ▪ fourth assessment report from intergovernmental panel	Charlie Fischer, President and CEO	All directors
Feb. 15	Industry comparison and market activity update	Marvin Romanow, EVP and CFO	All directors
Feb. 20	Audit committee forum	Institute of Internal Auditors and ICD	O’Neill (presenter)
Mar. 16 to 18	Module 3 of 4 — Guiding Human Performance and Assessing Enterprise Risk	ICD	McLellan
Apr. 25	Corporate governance and securities regulatory update	John McWilliams	All directors [1]
Apr. 27 to 29	Module 4 of 4 — Directing Extreme and Unique Events	ICD	McLellan
May 21	Site visit and orientation — Uxbridge office	Phil Oldham, Managing Director, UK Paul Doble, Director of Projects	All directors
May 22	Site visit and orientation — Aberdeen office	Phil Oldham Ian Sharp, Director of Operations	All directors
May 23	Buzzard Platform tour	Phil Oldham Larry Murphy, EVP, International Oil and Gas	All directors
May 24	Scott Platform tour	Phil Oldham Larry Murphy	Fischer Jackson McLellan O’Neill Saville Willson

Nexen Inc. 2008 Management Proxy Circular

DIRECTOR EDUCATION (continued)

Date (2007)	Topic	Presented/Hosted By	Attended By
June 21	CEO and Executive Compensation	HCI Hugessen Consulting Inc.	Jenkins
July 11	Corporate governance and securities regulatory update	Eric Miller, VP, General Counsel and Secretary	All directors [1]
July 11	Long Lake start-up review	Gary Nieuwenburg, SVP, Synthetic Crude	Flanagan Hentschel Jackson Jenkins McLellan Newell Saville Zaleschuk
Sep. 12 to 13	Handling environment, health and safety governance during large acquisitions and mergers	Spectra Energy	Jackson
Sep. 25	Integrity leaders forum	Nexen Inc.	Saville
Oct. 2 to 3	Annual Boardroom Summit	Corporate Board Member Magazine and NYSE	Zaleschuk
Oct. 23	Corporate governance and securities regulatory update	Eric Miller	All directors [1]
Oct. 23	Shale gas review	Tim Thomas, SVP, Canadian Oil and Gas	All directors
Oct. 31	Rebuilding Trust with Investors (round table)	Conference Board of Canada	Saville
Nov. 7 and 8	Best practices for environment, health and safety board governance at energy and chemical companies	Enterprise Products Partners LP	Jackson
Nov. 11 to 13	Module 1 of 4 — Guiding Strategic Direction and Risks	ICD	McLellan
Nov. 19	Executive Pay for Performance	Hay Group	Willson
Dec. 3	Reserves estimation methodologies and booking practices	Kevin Reinhart, SVP, Corporate Planning and Business Development Ian McDonald, Internal Qualified Reserves Evaluator	Flanagan Hentschel Jenkins Newell O’Neill Saville Thomson Willson Zaleschuk
Dec. 3	Corporate governance and securities regulatory update	Eric Miller	All directors [1]
Dec. 4	Marketing business update	Bob Black, division VP, Energy Marketing	Fischer Flanagan Jackson McLellan Saville Willson
Jan. 2008	Annual integrity online education and statement of compliance	Nexen online	All directors

Note:

1   Report provided to all directors and presented to members of the Audit and Governance Committees.

Nexen Inc. 2008 Management Proxy Circular

▪	Relevant areas of expertise and the number of members who are skilled or expert are disclosed for each committee
▪	Changes in committee membership during the year are set out in each report
▪	To ensure we have a financially informed board, each director is a member of either the Audit Committee or the Finance Committee

Audit Committee (100% Independent)

The Audit Committee assists the board to oversee accounting and financial reporting controls, audit processes and implementing the ethics policy.

Audit and audit-related fees were 95% of the total fees Nexen paid to the independent auditors in 2007.

Compensation Committee (100% Independent)

The Compensation Committee assists the board to oversee key compensation and human resources policies, CEO and executive compensation, and executive succession and development.

An outside consultant worked for the Committee to provide market data and analysis of executive compensation plans and practices.

Governance Committee (100% Independent)

The Governance Committee assists the board to manage corporate governance, director selection, board committee appointments, and performance evaluations.

See page 40 for the Committee’s report on nominating a new director for election.

Finance Committee (Majority Independent)

The Finance Committee assists the Audit Committee and the board to oversee financial policies, strategies and risk management practices; pension matters; and, transactions that could materially affect Nexen’s financial profile.

During 2007, the Committee recommended quarterly dividends of $0.025 per share (on a post-split basis).

In December, the Committee reviewed and approved the financing plan for the 2008 annual operating plan.

HSE & SR Committee (Majority Independent)

The HSE & SR Committee assists the board to oversee Nexen’s health, safety, environment, and social responsibility systems.

See page 43 for the Committee’s report on Nexen’s initiatives to address climate change.

Reserves Committee (Majority Independent)

The Reserves Committee assists the Audit Committee and board in overseeing the annual review of Nexen’s petroleum, natural gas and Syncrude reserves, and disclosure of reserves data and related oil and gas and mining activities.

The Committee reviewed and recommended our 2008 reserves and related oil and gas and mining disclosures to the board.

Nexen Inc. 2008 Management Proxy Circular

March 3, 2008

Nexen Inc. 2008 Management Proxy Circular

Tom O’Neill, Chair	Barry Jackson	Kevin Jenkins	Eric Newell

Dick Thomson	John Willson

AUDIT COMMITTEE REPORT

The Audit Committee is responsible for appointing (subject to shareowner approval), compensating and overseeing the independent registered chartered accountants (IRCAs). The IRCAs are accountable to and report directly to the Committee, and understand that they must maintain an open and transparent relationship with the Committee, as representatives of the shareowners.

All members of the Committee are independent and knowledgeable about our financial reporting controls, and internal and external audit processes. Five members are skilled or expert in financial acumen, particularly financial accounting, reporting and internal controls, the area of expertise most relevant to carrying out the Committee’s mandate. See the directors’ biographies on pages 17 through 21 and the skills matrix chart on page 23 for additional information.

The Committee assists the board in overseeing internal accounting and financial reporting controls, internal and external audit processes, and implementation of the ethics policy.

Management is responsible for our internal controls and financial reporting process. The IRCAs are responsible for performing and reporting on an independent audit of our: (i) consolidated financial statements according to generally accepted auditing standards; and, (ii) internal control over financial reporting according to the standards of the Public Company Accounting Oversight Board. The Committee’s responsibility is to monitor and oversee these processes.

Changes to Committee Membership in 2007

Mr. Flanagan left the Committee and Mr. Newell joined in April 2007.

Key Activities for 2007

▪	Met separately with management and the IRCAs to review the December 31, 2007 consolidated financial statements;
▪

Discussed with the IRCAs matters required by Canadian regulators under Section 5751 of the General Assurance and Auditing Standards of the Canadian Institute of Chartered Accountants “Communications with Those Having Oversight Responsibility for the Financial Reporting Process” and by US regulators under the Statement on Auditing Standards No. 61 “Communication with Audit Committees” issued by the American Institute of Certified Public Accountants;

▪	Received written disclosures from the IRCAs required by the SEC according to the Independence Standards Board Standard No. 1 “Independence Discussions with Audit Committees”;
▪	Discussed with the IRCAs that firm’s independence;
▪

Based on the reviews and discussions referred to above, recommended to the board that the audited consolidated financial statements be included in Nexen’s annual report on Form 10-K for the year ended December 31, 2007;

▪	Oversaw the Section 404 Sarbanes-Oxley compliance activities undertaken by management to report on the effectiveness of internal control over financial reporting as at December 31, 2007;
▪	Reviewed and approved the quarterly consolidated financial statements; and
▪	Recommended changes to the ethics policy.

Audit Partner Rotation

In compliance with applicable law, the lead audit partner of our IRCAs is replaced every five years.

Nexen Inc. 2008 Management Proxy Circular

Section 404 of Sarbanes-Oxley

Nexen is a voluntary filer of Form 10-K in the US and has complied with the requirements of Section 404 of Sarbanes-Oxley since December 31, 2004. During 2007, management evaluated the effectiveness of our internal control over financial reporting and concluded that it was effective as of December 31, 2007. This assessment was audited by the IRCAs in 2006 as part of the integrated audit of the consolidated financial statements. This particular audit is no longer required as part of the IRCAs’ integrated audit due to US regulatory changes. The Committee’s mandate, available at

www.nexeninc.com, has been updated accordingly. Their integrated audit report for 2007 is included in our Form 10-K.

IRCAs Engagement and Fees Billed

Before Deloitte & Touche LLP, the IRCAs, is engaged by Nexen or its subsidiaries to render additional audit or non-audit services, the engagement is approved by the Committee. All audit, audit-related, tax and other services provided by Deloitte & Touche LLP since May 6, 2003 have been approved by the Committee.

Type of Fee	Billed in 2006		Billed in 2007		Percentage of Total Fees Billed in 2007
Audit Fees
For the integrated audit of Nexen’s consolidated financial statements included in our annual report on Form 10-K	2,332,500	[1]	2,966,000	[2]
For the integrated audit of the consolidated financial statements of Canexus [3]	302,900		145,000	[4]
For the first, second and third quarter reviews of Nexen’s consolidated financial statements included in Form 10-Qs	72,000		90,000
For the first, second and third quarter reviews of the consolidated financial statements of Canexus [3]	45,000		45,000
For comfort letters and submissions to commissions	2,500		153,500
Total Audit Fees	2,754,900		3,399,500		76%

Audit-Related Fees–Nexen and Canexus [3]
For the annual audits and quarterly reviews of subsidiary financial statements and employee benefit plans	719,500		828,100
Total Audit-Related Fees	719,500		828,100		19%

Tax Fees–Nexen and Canexus [3]
For tax return preparation assistance and tax-related consultation	84,300		116,400
Total Tax Fees	84,300		116,400		3%

All Other Fees	86,000	[5]	110,600	[5]	2%
Total Annual Fees	3,644,700		4,454,600		100%

Notes:

1   Consisting of $1,032,500 to complete the 2005 audit and $1,300,000 to commence the 2006 audit.

2   Consisting of $1,366,000 to complete the 2006 audit and $1,600,000 to commence the 2007 audit.

3   Includes fees for Canexus Income Fund, Canexus Limited Partnership and its subsidiaries.

4   Consisting of $95,000 to complete the 2006 audit and $50,000 to commence the 2007 audit.

5   Annual renewal fees for an upstream information database used in our UK office.

Committee Approval

The Committee is of the view that the provision of services by Deloitte & Touche LLP described in “All Other Fees” above is compatible with maintaining that firm’s independence.

Based on the Committee’s discussions with management and the IRCAs, and its review of the representations of management and the IRCAs, the Committee recommended to the board that the audited consolidated financial statements be included in Nexen’s annual report on Form 10-K for the year ended December 31, 2007.

Submitted on behalf of the Audit Committee:

Tom O’Neill, Chair	Eric Newell
Barry Jackson	Dick Thomson
Kevin Jenkins	John Willson

Nexen Inc. 2008 Management Proxy Circular

Kevin Jenkins, Chair	Barry Jackson	Anne McLellan	Tom O’Neill

Francis Saville	Dick Thomson	John Willson

COMPENSATION COMMITTEE REPORT

The Compensation Committee assists the board in overseeing key compensation and human resources policies, CEO and executive compensation, and executive management succession and development. The Committee reports to the board, as set out in its mandate, and the board or independent directors give final approval to compensation matters.

All members of the Committee are independent and knowledgeable about our compensation programs. Five members of the Committee are skilled or expert in compensation, the area of expertise most relevant to carrying out the Committee’s mandate. See the directors’ biographies on pages 17 through 21 and the skills matrix chart on page 23 for additional information.

Changes to Committee Membership in 2007

There were no changes to the Committee membership in 2007.

Key Activities in 2007

▪	Recommended compensation programs for base salary, annual cash and long-term incentives (Tandem Option (TOPs) Plan and Stock Appreciation Rights (STARs) Plan);
▪	Recommended salaries, bonuses and grants of TOPs to the executives;
▪	Assessed CEO performance on short-term and long-term corporate goals and objectives and recommended CEO compensation, which was approved by the independent directors of the board;

▪	Reviewed the CEO’s annual objectives and our executive management succession and development plans;
▪	Evaluated and recommended organizational changes and officer appointments;
▪	Recommended special recognition awards for key business initiatives;
▪	Recommended director compensation, including DSU grants; and
▪	Reviewed existing change of control agreements for executives in light of current compensation.

Outside Consultant

The Committee engaged Mercer Human Resources Consulting (Mercer) to provide a confidential report and technical analysis of market data on the CEO’s compensation, in light of our operations and compensation programs. Mercer also provided a compensation report on a select group of our executives. The reports included competitive information from a list of peer companies recommended by Mercer. The decisions of the Committee are their responsibility and may reflect factors other than the information and recommendations provided by Mercer and management.

Mercer did not provide any compensation consulting services to management in 2007. We participated in compensation surveys in Canada and international locations and purchased select published results. Management must obtain Committee approval before retaining Mercer for any compensation consulting work.

Nexen Inc. 2008 Management Proxy Circular

Fees Billed by Outside Consultant (Mercer)

Type of Fee	Billed in 2006	Billed in 2007	Percentage of Total Fees Billed in 2007
Committee Work — assessment of CEO and executive compensation	37,780	49,610	100%
Management Work — administrative services	3,470	–	–
Total Annual Fees	41,250	49,610	100%

External Recognition and Verification

Nexen was recognized for its human resource practices during 2007, including being named one of:

▪	Canada’s 50 Best Employers by Hewitt Associates Inc.;
▪	Alberta’s Top Employers by Mediacorp Canada Inc.; and
▪	Canada’s 30 Best Pension and Benefits Plans by Benefits Canada magazine.

Committee Approval

The Committee has reviewed and discussed with management the compensation disclosure in this document, including the information in the Board of Directors section on pages 26 through 28, in the Compensation Overview section on pages 47 through 52 and in the Executive Compensation section on pages 55 through 72, and has recommended to the board that it be included in the circular and, as appropriate, Form 10-K.

Submitted on behalf of the Compensation Committee:

Kevin Jenkins, Chair	Francis Saville
Barry Jackson	Dick Thomson
Anne McLellan	John Willson
Tom O’Neill

Nexen Inc. 2008 Management Proxy Circular

Dick Thomson, Chair	Kevin Jenkins	Anne McLellan	Eric Newell

Tom O’Neill	Francis Saville	John Willson

GOVERNANCE COMMITTEE REPORT

The Governance Committee assists the board to oversee implementation of our corporate governance programs, recommending nominees for director appointments and evaluating the board, its committees and all individual directors and chairs, to ensure we implement best-in-class corporate governance practices appropriate to Nexen.

All members of the Committee are independent and knowledgeable about our corporate governance programs. Six members of the Committee are skilled or expert in governance and board experience or diversity, the two areas of expertise most relevant to carrying out the Committee’s mandate. See the directors’ biographies on pages 17 through 21 and the skills matrix chart on page 23 for additional information.

Changes to Committee Membership in 2007

Mr. Flanagan left the Committee and Mr. Newell joined in April 2007.

Key Activities in 2007

▪	Recommended revisions to the corporate governance policy, including a minimum attendance standard for directors, and the external communications policy;
▪	Reviewed our position on current governance issues, including say on pay (the concept of advisory votes on management compensation);
▪	Recommended the adoption of a modified majority vote by-law for the election of directors to the shareowners for approval;

▪	Recommended changes to committee memberships in light of Mr. Flanagan becoming non-independent as of July 1, 2007;
▪	Recommended updated mandates for the board, individual directors and all board committees;
▪	Recommended new and updated questions in the board performance evaluation based on rankings and comments received the previous year; and
▪	Consulted with Dr. Richard Leblanc, Assistant Professor of Corporate Governance, York University, on the board’s performance evaluations.

Corporate Governance Practices

Our governance practices are reported in two tables in Schedule A (page 76) which set out our compliance in regard to National Instrument 58-101—Disclosure of Corporate Governance Practices and the governance rules of the NYSE.

The Board and Committees

The Committee reviews board and committee memberships annually, considering director independence and the skills and preferences of the directors. The board is comprised of 12 directors, which is large enough to permit a diversity of views and run the committees, without being so large as to detract from effectiveness. A skills matrix (see page 23) that sets out the various areas of expertise determined to be essential to ensure appropriate strategic direction and oversight is completed by all directors annually and reviewed by the Committee. The Committee’s review of board experience indicates that the current skills mix is appropriate. The skills matrix is also used to assist with board recruitment.

Nexen Inc. 2008 Management Proxy Circular

Nominating a New Director for Election

The Committee identifies and assesses candidates for appointment or nomination to the board. Our forward-looking skills matrix has identified the skills with the greatest opportunity to strengthen the board upon retirement of two current directors in 2009.

Before recommending a new candidate to the board, the Committee considers his or her performance, independence, competencies, skills and financial acumen. Character and behavioural qualities, including credibility, integrity and communication skills are also taken into account. The Committee Chair and/or Board Chair meets with the candidate to discuss his or her interest and ability to devote sufficient time and resources to the position. Prior to nomination, potential directors must disclose possible conflicts of interest with Nexen and background checks, as appropriate, are completed.

The Committee maintains an evergreen list of potential directors whose skills complement the board and who the Committee recommends be asked to join the board if they are available when an opening arises.

The Committee will also consider any nominee for election as a director recommended by a shareowner. See page 5 for information on communicating with the board.

Performance Evaluations

The board and management work together to foster continuous, open and honest communication, where concerns are brought forward and dealt with as they occur. In this spirit, the annual board evaluation is seen as an opportunity to review the past year and consider contributions, successes and opportunities for improvement. Visit www.nexeninc.com for the special report on our director evaluation process in our 2007 circular. Further information is on page 78.

Our six-part performance evaluation review is our primary tool for determining who should be on the board. In light of the evaluation process, the board does not have a tenure policy and has flexible term limits. Nexen’s average board tenure is 9.8 years. We do have a set retirement age of 75.

The Committee considered comments from the last evaluation when it updated the 2007 questionnaire to further explore CEO succession, crisis management, director recruitment, risk, compensation and the evaluation process itself.

The board rates its overall effectiveness on a ten-point scale, where 10 is the best. The average rating was 9.23 for 2007.

External Recognition and Verification

Nexen was recognized for its governance practices during 2007, including the following:

▪	Conference Board of Canada/Spencer Stuart 2007 National Award in Governance for the private sector;
▪	Named first, together with SNC-Lavalin Group Inc., on the Top 25 Boards in Canada by Canadian Business Magazine;
▪	Received an Honourable Mention for the 2007 Governance Gavel Award for Excellence in Director Disclosure from the Canadian Coalition for Good Governance;
▪	Received the Honourable Mention for Excellence in Governance Disclosure in the 2007 Corporate Reporting Awards from the Chartered Accountants of Canada;
▪	Named as having the Best Corporate Governance Practices in North America by IR Global Rankings; and
▪	Had an average 2007 global rating of 9.9 out of 10 and have a current rating of 10 from GovernanceMetrics International for governance practices and disclosure.

Committee Approval

The Committee has reviewed and discussed the governance disclosure in this document, including the information in the Board of Directors section on pages 17 through 32 and in the Special Report and Schedule A on pages 76 through 79, and has recommended to the board that it be included in the circular and, as appropriate, Form 10-K.

Submitted on behalf of the Governance Committee:

Dick Thomson, Chair	Tom O’Neill
Kevin Jenkins	Francis Saville
Anne McLellan	John Willson
Eric Newell

Nexen Inc. 2008 Management Proxy Circular

Vic Zaleschuk, Chair	Dennis Flanagan	Dave Hentschel	Anne McLellan

Francis Saville	Dick Thomson

FINANCE COMMITTEE REPORT

The Finance Committee assists the Audit Committee and the board in reviewing financial policies and strategies, capital structure, financial risk management practices, pension matters, and transactions which could materially affect our financial profile.

Five of the six members of the Committee are independent. All members are knowledgeable about our financial programs and policies and matters relating to corporate finance. Four members of the Committee are skilled or expert in financial acumen, particularly corporate finance, debt and equity markets, the area of expertise most relevant to carrying out the Committee’s mandate. See the directors’ biographies on pages 17 through 21 and the skills matrix chart on page 23 for additional information.

Changes to Committee Membership in 2007

Mr. Newell left the Committee and joined the Audit Committee in April 2007.

Financial Policies and Strategies

One of the most significant responsibilities of the Committee is to make recommendations to the board on our capital structure, including the financing of our annual operating plan. Our 2008 annual operating plan, including a proposed capital investment program of $2.4 billion, was approved in December 2007 after the Committee approved the financing plan. All estimated expenditures are expected to be funded from operating cash flow.

The Committee also recommends dividends on our common shares and regularly reviews our dividend policy. During 2007, we paid quarterly dividends of $0.025 per share (on a postsplit basis).

Key Activities in 2007

▪	Regularly reviewed financing strategies, including leverage levels, liquidity levels, dividend levels and financing activities;
▪	Regularly reviewed our investor relations management and activities;
▪	Reviewed regular risk management reports related to our marketing and trading operations and our key financial and business risks;
▪	Reviewed the status and funding of our pension plans; and
▪	Reviewed our insurance program.

Transactions Affecting Nexen’s Financial Profile

The Committee reviews Nexen’s financial profile and financing options for major transactions. During 2007, we issued US$1.5 billion of 30-year and 10-year notes. Proceeds were used to repay existing indebtedness.

Submitted on behalf of the Finance Committee:

Vic Zaleschuk, Chair	Anne McLellan
Dennis Flanagan	Francis Saville
Dave Hentschel	Dick Thomson

Nexen Inc. 2008 Management Proxy Circular

Barry Jackson, Chair	Dennis Flanagan	Dave Hentschel	Kevin Jenkins

Anne McLellan	Eric Newell	Francis Saville	Vic Zaleschuk

HSE & SR COMMITTEE REPORT

The HSE & SR Committee assists the board in overseeing the implementation of programs for the management of health, safety, environment and social responsibility to ensure Nexen continues to institute best-in-class practices. The Committee encourages, assists and counsels management in maintaining and improving performance.

Seven of the eight members of the Committee are independent. All members are knowledgeable about our HSE & SR programs and policies. All members are skilled or expert in health, safety, environment and social responsibility or international, the two areas of expertise most relevant to carrying out the Committee’s mandate. See the directors’ biographies on pages 17 through 21 and the skills matrix chart on page 23 for additional information.

Changes to Committee Membership in 2007

Mr. Flanagan joined the Committee in April 2007.

Committee Name Change

In April 2007, the Committee added “Health” to its name. The change reflects a higher profile for Nexen’s occupational health and hygiene issues. The new name is commonly understood by government and industry organizations.

Key Activities in 2007

▪	Met regularly with management to review overall HSE & SR performance and statistics;
▪	Reviewed the annual sustainability report;
▪	Regularly reviewed HSE & SR-related risk management and audit activities;
▪	Received regular detailed security reviews; and
▪	Instituted process safety management (PSM) audit and implemented recommendations.

Nexen Inc. 2008 Management Proxy Circular

Special Presentations

The Committee also receives presentations from time to time on various topics so that members are aware of emerging issues and trends. In 2007, issues emphasized included:

▪	Process safety management (PSM) and learnings from British Petroleum’s (BP) Texas City Refinery explosion;
▪	Nexen’s readiness plans in the event of a pandemic outbreak;
▪	Climate change, including Canadian and European Union/UK legislation, carbon storage initiatives and the growing global carbon trading market; and
▪	The UK Health and Safety Executive’s report on offshore oil platform safety.

Corporate Social Responsibility

The Committee oversees Nexen’s commitment to corporate social responsibility. Nexen continues to be a recognized industry leader in social responsibility. Details on Nexen’s current activities will be set out in the 2007 sustainability report that will be available later this year. The 2006 sustainability report is available at www.nexeninc.com.

Climate Change

The Committee regularly discusses the rapidly evolving issue of climate change in the North American and international political landscape with management. While uncertainties persist, Nexen continues to seek greenhouse gas emission reductions in accordance with the compliance strategy approved by the board in 2005 and revisited in 2007. In addition to the review of the compliance strategy, the board received specific updates on Canada’s regulatory framework, Nexen’s participation in the Greenhouse Gas Credit Aggregation Pool (GGCAP) and the progress made by the Integrated CO2 Network (ICO2N), where Nexen is one of the anchor companies. Nexen was recognized as a climate disclosure leader by the Conference Board of Canada/Toronto Stock Exchange based on our submission to the Carbon Disclosure Project 2007 and our board governance with respect to climate change matters.

Process Safety Management

Nexen views PSM as a high priority and regularly reviews relevant corporate standards. In 2007, the Committee received presentations relating to PSM and updates as to Nexen’s efforts to ensure that its PSM systems continue to be robust and effective. The Committee will continue to receive updates in 2008.

External Recognition and Verification

Nexen was recognized for its HSE & SR performance during 2007, as follows:

▪	Continued inclusion in the Dow Jones Sustainability Index (for seventh consecutive year);
▪	Continued inclusion in the Jantzi Social Index;
▪	Awarded the inaugural Oilweek Magazine award for sustainability reporting;
▪	Recognized by Corporate Knights and Maclean’s magazines for leadership in Canadian corporate social responsibility;
▪	Named to the TSX 200 Climate Disclosure Leadership Index;
▪

Recognized by the United Nations Association of Canada, Calgary Branch, with the UN Global Compact Award for leadership in socially responsible business practices, as well as an individual award for division VP, HSE & SR, Dr. Randall Gossen; and

▪	Received Best in Class Qualification by Storebrand, a socially responsible investment group, for our environmental and social performance.

Submitted on behalf of the HSE & SR Committee:

Barry Jackson, Chair	Anne McLellan
Dennis Flanagan	Eric Newell
Dave Hentschel	Francis Saville
Kevin Jenkins	Vic Zaleschuk

Nexen Inc. 2008 Management Proxy Circular

John Willson, Chair	Dennis Flanagan	Dave Hentschel	Barry Jackson

Eric Newell	Tom O’Neill	Vic Zaleschuk

RESERVES COMMITTEE REPORT

The Reserves Committee assists the Audit Committee and the board in overseeing the annual review of our petroleum, natural gas and Syncrude reserves, and disclosure of reserves data and related oil and gas and mining activities.

Six of the seven members of the Committee are independent. All members are knowledgeable about our reserves estimating processes and disclosure requirements. Six members are skilled or expert in oil and gas, particularly Nexen’s strategy, operational issues and technology, the area of expertise most relevant to carrying out the Committee’s mandate. See the directors’ biographies on pages 17 through 21 and the skills matrix chart on page 23 for additional information.

Changes to Committee Membership in 2007

There were no changes to the Committee membership in 2007.

Key Activities in 2007

▪	Received regular updates on reserves-related regulatory developments;
▪	Received regular updates on projected annual reserves additions and production performance;
▪	Reviewed the continuing appointment of independent qualified reserves evaluators and any engagements of them for other services;

▪	Approved having at least 80% of the proved reserves assessed by independent qualified reserves evaluators;
▪	Reviewed our process for determining the year-end reserves estimates, including procedures for providing information to the independent qualified reserves evaluators; and
▪	Assessed and revised the reserves policy in light of regulatory developments and best practices.

Committee Approval

In February 2008, after meeting with management, the internal qualified reserves evaluator and each of the independent qualified reserves evaluators (including sessions without management present), the Committee recommended approval of our annual reserves and related oil and gas and mining disclosures to the board.

Submitted on behalf of the Reserves Committee:

John Willson, Chair	Eric Newell
Dennis Flanagan	Tom O’Neill
Dave Hentschel	Vic Zaleschuk
Barry Jackson

Nexen Inc. 2008 Management Proxy Circular

▪      Addition of a chart to describe the compensation approval process (see page 48)

▪      Description of objective and subjective performance measures and the board’s discretionary assessment of executive performance against those measures (see page 49)

▪      Additional peer group information and disclosure of publicly-traded peers (see page 47)

Compensation Objectives

Our annual reviews ensure we provide total compensation for top-performing employees between the 50th and 75th percentile compared to peer companies.

See page 47 for details.

Key Elements

Key elements of our compensation are:

▪  base salaries and variable annual cash incentives in the short-term; and

▪  TOPs and STARs as long-term incentives.

See page 47 for details.

2007 Target Weightings

At least 70% of the compensation of our CEO, CFO, EVPs and SVPs is at risk through annual cash and long-term incentives.

See page 48 for more details.

Annual Cash Incentives

Annual incentives provide cash compensation tied to achieving business objectives within a one-year period. The bonus factor for 2007 was 88%.

We review Nexen performance, individual performance and market competitiveness to ensure annual incentives are aligned with business objectives.

See page 49 for details.

Share Ownership Guidelines

All executives demonstrate their commitment to Nexen by holding shares equaling a multiple of their annual salary. The CEO, Charlie Fischer, is required to hold Nexen equity worth three times his annual salary. He currently holds Nexen equity worth 36 times his annual salary.

See pages 49 and 65 for details.

Long-Term Incentives

Employees’ interests are aligned with the interests of our shareowners, through our TOPs and STARs plans.

The total number of TOPs and STARs granted in the last three years has decreased. In 2007, TOPs granted to executives were less than 15% of the total grants.

Common shares reserved for issue under the TOPs plan are 5.6% of our outstanding shares. Common shares issued upon exercise of TOPs in 2007 were 34% of the total exercised.

See page 50 for details.

Benefit and Pension Plans

Nexen supports the health and well-being of its employees, and encourages retirement savings.

Executives participate in the same plans as employees at the same location. The supplemental retirement benefits of the executive benefit plan are provided to all Canadian participants who earn a retirement benefit greater than the statutory limits.

See page 51 for details.

Nexen Inc. 2008 Management Proxy Circular

March 3, 2008

Nexen Inc. 2008 Management Proxy Circular

COMPENSATION DISCLOSURE

Our compensation disclosure complies with the requirements of the Canadian Securities Administrators. As a foreign private issuer in the US, we are not required to disclose compensation according to the SEC rules issued in 2006. We have, however, complied with the spirit of those rules where possible, without compromising required Canadian disclosure.

COMPENSATION PHILOSOPHY

Our policies and practices for executive compensation are linked to strategic business objectives, including increasing shareowner returns. Our philosophy is to compensate executives:

▪        based on performance;

▪        at a level competitive with our peers; and

▪        in a manner designed to attract and retain talented leadership focused on managing Nexen’s operations, finances and assets.

All of our compensation programs are designed to meet pay-for-performance and competitiveness objectives. Actual rewards are directly linked to the results of Nexen and our divisions. The objective and subjective performance measures are aligned with shareowner interests, including financial and non-financial goals. Measures set each year represent improvements to our operations.

Our programs are responsive to market changes. We aim for simplicity in our compensation programs to help employees understand the value of the various components. Executive programs are generally consistent with employee programs in the same location. Where certain programs, such as perquisites, are only provided to executives or senior management, they reflect competitive practice and particular business needs and objectives.

Benchmark Review

We use third-party compensation surveys to compare our pay levels and practices, including base pay, annual cash incentives and long-term incentives, to our peers. We look mainly at Canadian-based oil and gas and integrated pipeline companies with whom we compete for talent. Given similar positions across the industry, the surveys effectively represent competitive pay levels. It should be noted, however, we do not know the extent to which our peers participate in the surveys and benchmark each position. The peer group is modified in some cases to reflect: (i) geographical location, (ii) a particular business line, (iii) a more comparable position, or, (iv) industry mergers and acquisitions.

The composition of our peer group is reviewed annually by third-party consultants and the Compensation Committee for continued relevance. In 2007, our executive peer groups comprised up to 16 companies, including the following publicly-traded companies:

Canadian Natural Resources Limited

Enbridge Inc.

EnCana Corporation

Husky Energy Inc.

Petro-Canada

Suncor Energy Inc.

Talisman Energy Inc.

TransCanada Corporation

The Compensation Committee reviews all programs to ensure we continue to attract and retain the high-performing employees needed to achieve our business objectives, while demonstrating long-term fiscal responsibility to shareowners.

COMPENSATION OBJECTIVES

Our compensation programs include three components: base salary, annual cash incentive and long-term incentive. At least once a year we assess the competitiveness of these individual components and the overall compensation. Our goal is to provide total compensation for top-performing employees between the 50th and 75th percentile as compared to our peers.

Key Elements of Compensation

Element	Component	Form	Performance Period
Base salary	Fixed	Cash	1 year
Annual cash incentive	Variable	Cash	1 year
Long-term incentive	Variable	TOPs and STARs	Greater than 1 year

Nexen Inc. 2008 Management Proxy Circular

Target Weightings

Since our compensation programs are designed to meet both performance and competitiveness objectives, actual pay will vary from year to year against the target weightings. In general, the targets are designed to provide most executive compensation in the form of at-risk pay to ensure alignment with shareowners. Base salary provides a competitive foundation considering both internal comparability and external market data.

Annual cash incentives reward the delivery of results against objective and subjective measures within a one-year period. Long-term incentives reward Nexen’s sustained performance as seen in share price appreciation. The actual mix between the compensation elements varies, depending on the executive’s ability to influence short and long-term business results, their level and competitive local market practices.

		At-Risk Compensation [1]
Position	Base Salary	Annual Cash Incentive	Long-Term Incentive
CEO	20%	15%	65%
CFO/Executive VPs	25%	20%	55%
Senior VPs	30%	20%	50%

Note:

1   Represents the percentage of total compensation, excluding benefits, pension and perquisites.

COMPENSATION APPROVAL PROCESS

In determining our executives’ base salary, annual cash and long-term incentives, the Compensation Committee considers a comprehensive analysis, including a tally sheet prepared by management with help from an executive compensation consultant. The analysis includes market data for similar positions within the peer group and CEO recommendations for his direct reports, including all of the other named executive officers (executives), and information on prior year annual cash and long-term incentives. Management also provides a sensitivity analysis that considers the pension cost implications for each 1% of incremental pensionable earnings.

The Committee reviews the various compensation elements both individually and in total to ensure they align with the program objectives. In addition, the Committee retains the services of its own executive compensation consultant, Mercer, to provide external market data and commentary on the relative positioning of executives, particularly the CEO. The Committee then makes recommendations on all executive payments and grants to the board or independent directors for approval. Typically, this process begins in the fall and concludes with total compensation being approved the following February.

BASE SALARIES

A framework of job levels based on internal comparability and external market data is used to determine base salaries, considering the individual’s current and sustained performance, skills and potential.

Nexen Inc. 2008 Management Proxy Circular

ANNUAL CASH INCENTIVES

The program provides competitive bonus compensation that reflects Nexen’s overall performance and that of the individual.

2007 Annual Incentive Measures

The board, at the recommendation of the Compensation Committee, approves the factor that determines the cash pool available for annual cash incentives after reviewing Nexen’s objective and subjective performance measures. The factor may range from 0 to 200%. The factors used were 200% in 2005, 120% in 2006 and 88% in 2007.

2007 Objective Performance Measures (50%)

Measure	Target	Results	Results versus Target
Cash flow (25%)	$3,290 million	$3,458 million	105%
Net income (25%)	$981 million	$1,086 million	111%

2007 Subjective Performance Measures (50%)

The Compensation Committee subjectively considers 19 business measures commonly used in our industry. They include, among other things, stock performance, annual stock performance against peers, production volumes, safety and environmental incidents, and reserve-related metrics. The Committee also assesses costs, including finding and development, operating and administrative. The business measures are assessed against objectives in light of our external environment and current business circumstances, including key projects and initiatives critical to Nexen’s success. Both absolute performance and performance relative to peers are reviewed. The Committee also considers management’s assessment of Nexen’s performance and progress against the strategic plan. The Committee exercises its discretion in assessing Nexen’s overall performance and may increase or decrease the total cash available for these awards. For 2007, the Committee considered that, while our financial results were strong, we were not as successful in achieving certain other business objectives.

The cash pool available for annual incentives is then allocated to employees and executives based on individual target levels and performance. The targets for individual awards increase as job responsibilities grow so that the ratio of at-risk versus fixed compensation is greater for higher levels of responsibility. Individual performance is assessed by the direct supervisor and reflects performance against pre-determined objectives. The actual incentive award received by the executive may be more or less than target level. Typically, executive awards range from 0 to 200% of the target for that position.

2007 Annual Incentive Targets 1

Position	Minimum	Target	Maximum
CEO [2]	0%	80%	160%
CFO/Executive VPs	0%	60%	120%
Senior VPs	0%	45%	90%

Notes:

1	Reflects percentage of base salary on December 31, 2007.
2	To ensure competitive compensation, the independent directors of the board increased the target from 75% to 80% and the maximum from 150% to 160% effective January 1, 2007.

Reimbursement

If, as a result of misconduct, Nexen’s performance results were restated in a way that decreased the incentive awards, the CEO and CFO would reimburse Nexen proportionately as required by law.

SHARE OWNERSHIP GUIDELINES

All executive officers demonstrate their commitment to Nexen by holding more shares than required under our board approved guidelines. Shares must be accumulated within five years from the date the executive was appointed. Share ownership includes the net value of exercisable options or TOPs, flow-through shares, shares purchased and held within the Nexen employee savings plan and any other personal holdings. The guidelines are reviewed periodically by the Compensation Committee and the board. See page 65 for the current share ownership of each executive.

Position	Required Share Ownership
CEO	Three times annual salary
CFO	Two times annual salary
Other executive officers	One times annual salary

Nexen Inc. 2008 Management Proxy Circular

LONG-TERM INCENTIVES

The TOPs and STARs plans provide employees with a long-term incentive to continue high performance, demonstrate commitment to Nexen and, most importantly, align their interests with those of our shareowners. As Nexen’s share price rises, grants increase in value. Nexen’s long-term incentive program (the TOPs and STARs plans) are granted to officers and employees whose actions can most directly impact our business results.

In determining the number of TOPs and STARs to grant each year, Nexen considers the program’s dilutive impact on shareowners and market information on options and other forms of long-term incentives. Market information also determines the extent to which employees at different levels participate in the program. Management and the Compensation Committee have considered alternative long-term incentive programs used by our peers, including full-value plans such as DSUs, restricted share units and performance-based stock options. At this time, TOPs and STARs continue to best meet Nexen’s objectives, considering competitive position, retention value, tax effectiveness for both our employees and Nexen, shareowner interests, and dilution levels.

TOPs Plan

Our TOPs plan has been in place since 2004. It allows employees to either:

▪	exchange their vested TOPs for a cash payment equal to the difference between the grant price and the closing market price of our common shares on the date the TOPs were exchanged; or
▪	exercise their TOPs for shares.

When employees exchange their TOPs for cash: (i) no shares are issued, which prevents further shareowner dilution over time; and (ii) Nexen receives a Canadian income tax deduction.

2007 TOPs Plan Exercises and Exchanges

Total Exercised or Exchanged	Exercised for Shares (Percent)	Exchanged for Cash (Percent)
6,670,714	2,256,954 (34%)	4,413,760 (66%)

TOPs do not provide employees with the right to vote the underlying shares. The TOPs plan is Nexen’s only equity-based compensation arrangement for the purposes of disclosure requirements.

The board, on the recommendation of the Compensation Committee, may grant TOPs to Nexen officers and employees.

TOPs granted before February 2001 have a term of ten years; 20% of the grant vested after six months and 20% vested each year for four years on the grant’s anniversary. TOPs granted after February 2001 have a term of five years and vest one-third each year for three years.

Generally, if a change of control event occurs (as defined in the TOPs plan), all issued but unvested options will vest. The board approved minor amendments to the TOPs plan in 2007. See page 88 for more information on the TOPs plan.

STARs Plan

The STARs plan, introduced in 2001, provides a cash payment to participants equal to the appreciation in Nexen’s share price between the date the STARs are granted and the date they are exercised. STARs are typically granted to employees below mid-level department manager. They have a five-year term and vest one-third each year for three years.

Grant Date and Exercise Price

TOPs and STARs are granted during the annual grant process and at the time of hiring key positions. Since 1998, the annual grants have been approved at the December board meeting. According to our plans, the CEO can approve grants to key new hires and typically they occur shortly after the hire date. Under the plans, the exercise price is the closing market price of Nexen’s common shares on the relevant stock exchange (TSX for Canadian-based employees or NYSE for US-based employees) on the day before the grant is approved. Accordingly, backdating is not allowed. Nexen’s grants are not intentionally timed to occur immediately prior to the release of material information (spring-loaded). The exercise price of existing TOPs or STARs may not be reduced except for automatic adjustments under the plans (for example, on share splits) or according to TSX rules.

Options Outstanding and Shares Reserved for Issue

We limit the annual grants of TOPs and STARs (even though STARs are not dilutive) to less than 2% of total outstanding shares (on a non-diluted basis). The total TOPs granted, plus shares reserved for future issue under equity-based compensation programs will not exceed 10% of our total outstanding shares (on a non-diluted basis).

TOPs Plan Information as of March 3, 2008

Common Shares Authorized for Issue	Common Shares Reserved for Future Options	Total Common Shares Authorized and Reserved
26,705,318 (5.1%)	2,443,580 (0.5%)	29,148,898 (5.6%)

Nexen Inc. 2008 Management Proxy Circular

Grants in the Last Three Years

Our 2007 long-term incentives recognized high performance, future potential within Nexen and retention risk.

Year	Granted to Executive Officers	Granted to Employees	Percentage of Employees Receiving Grants	Total Number Granted
TOPs
2007	1,735,000	2,272,100	7%	4,007,100
2006 [1]	1,480,000	3,321,000	7%	4,801,000
2005 [1]	1,184,000	5,599,000	20%	6,783,000
STARs
2007	–	4,194,600	54%	4,194,600
2006 [1]	–	4,508,600	51%	4,508,600
2005 [1]	–	2,886,100	39%	2,886,100

Note:

1   Numbers of TOPs and STARs granted have been adjusted to account for Nexen’s two-for-one share split in May 2005 and May 2007.

BENEFIT AND PENSION PLANS

Our benefit and pension plans support the health and wellbeing of our employees, and encourage retirement savings. The plans are reviewed periodically to ensure they remain competitive and continue to meet our objectives. Market survey data is reviewed to ensure the plans provide benefits between the 50th and 75th percentile of plans within our peer group of companies. Executives participate in the same plans provided to all employees at the same location.

Disclosure in this document is specific to the Canadian and US plans in which the executives participate. Nexen provides a variety of other benefit and pension plans outside of Canada and the US that reflect local market practices.

Health and Welfare Benefits

Our benefit plans are designed to protect employees’ health and that of their dependents, and cover them in the event of disability or death. Under the flexible benefits plans, employees choose the level of coverage that best fits their needs. Those who select enhanced coverage levels are required to contribute to the cost of that coverage.

Employee Savings Plan

In the employee savings plan, all eligible Canadian employees may contribute, through payroll deduction, any percentage of their base salary to purchase Nexen common shares, mutual fund units or a combination of both. Nexen matches employee contributions up to 6% of base salary, depending on the investment option and how long the employee has participated in the plan. Nexen contributions are invested in our common shares purchased on the open market and vest immediately. All contributions may be allocated to registered or non-registered accounts. Employees may vote the Nexen common shares they hold in their employee savings plan.

The employee savings plan in the US is intended to qualify under Section 401(a) and 501(a) of the Internal Revenue Code. Nexen’s matching contribution, of up to 6% of eligible compensation, is provided in cash, which vests immediately.

Defined Benefit Pension Plan (Canada)

Canadian employees of Nexen elect, upon hire, to participate in either the defined contribution pension plan or the defined benefit pension plan, both of which are registered. All executives participated in the defined benefit pension plan in 2007. It is funded by a pension trust and features:

▪  participant contributions at 3% of their regular gross earnings (up to an annual plan maximum);

▪  retirement benefits at 1.8% (1.7% for years prior to 2005) of their average earnings for the 36 highest- paid consecutive months during the ten years before retirement, multiplied by the years of credited service;

▪  integration with Canada Pension Plan (CPP) to provide a maximum offset of one-half of the current CPP benefit;

▪  benefits on retirement that are generally paid monthly for the life of the retiree, subject to payment elections; and

▪  ability for participants to periodically switch between the defined benefit pension plan and defined contribution pension plan at different stages in their career.

Nexen Inc. 2008 Management Proxy Circular

Pension benefits earned prior to January 1, 1993, may be indexed at the discretion of management’s pension committee, considering increases in the consumer price index. Pension benefits earned after December 31, 1992, are indexed annually between 0 and 5% based on the greater of:

▪   75% of the increase in the consumer price index, less 1%; and

▪   25% of the increase in the consumer price index.

Plan participants may increase their defined benefit accrual formula on a go forward basis, from 1.8% to 2%. Employees who choose this option must contribute an additional 2% of pensionable earnings up to an allowable maximum under the Canadian Income Tax Act. The maximum employee contribution allowed under the defined benefit pension plan in 2007 was $10,700.

Executive Benefit Plan (Canada)

The executive benefit plan is available to all Canadian employees. It provides supplemental retirement benefits for participants who have earned a retirement benefit in excess of the statutory limits, which varies by employees’ pension elections. This allows employees to accrue a pension that is aligned with their final earnings level and is competitive within our market. Under this plan, benefits accrue and are paid monthly in a similar manner to the underlying defined benefit pension plan set out above on page 51. For executives, annual cash incentive payments during the last three years they participated in this plan are included for benefit accrual purposes. For annual cash incentives, the pension benefit is accrued on the lesser of target bonus or actual bonus paid, averaged over the final three years of participation.

Pension Benefit Security

The pension expense for this supplemental plan is accounted for annually. Benefits are paid from Nexen’s cash flows and reduce the related pension liability. As liabilities under this plan are not funded outside of Nexen, a level of protection is provided to participants through a letter of credit. The letter of credit is intended to make participants secured creditors for the total value of Nexen’s unfunded pension obligation. The cost of servicing the letter of credit in 2007 for all plan participants was $509,135.

Pension Benefit Obligation

At December 31, 2007, as indicated in the notes to our financial statements, the:

▪  supplemental pension plan’s accumulated benefit obligation (the projected benefit obligation, excluding future salary increases) for the executive benefit plan was $48 million; and

▪  projected benefit obligation was $62 million.

The projected benefit obligation is an estimate based on contractual entitlements that may change over time. The method used to determine this estimate will not be identical to those used by others and, as a result, the estimate may not be directly comparable across companies. The key assumptions used for the projected benefit obligation were:

▪	a discount rate of 5.25% per year;
▪	a long-term compensation rate increase of 4% per year; and
▪	an expected average remaining service life of ten years.

As of January 1, 2005, the executive benefit plan was amended to provide a supplemental pension allocation for defined contribution pension plan participants who are impacted by annual statutory contribution limits. In 2007, the supplemental allocation for eligible participants was $35,341 and is estimated to be $37,000 in 2008.

Defined Contribution Pension Plan (US)

All US employees participate in this qualified retirement plan. Nexen contributes 6% of eligible compensation up to the social security wage base, and, 11.5% of eligible compensation that exceeds the social security taxable wage base. For 2007, Nexen’s maximum contribution per participant was US$20,513. Employees are not permitted to contribute to the plan. Investment decisions are made by the employee from a variety of mutual funds. The contributions vest after two years of service. This plan is intended to be an Employee Retirement Income Security Act (ERISA) 404(c) plan. Only one executive participated in the defined contribution pension plan for US employees in 2007.

Non-Qualified Restoration Plan (US)

This supplemental plan is available to all US employees. It is an unfunded arrangement that provides deferred compensation benefits to participants who have earned a retirement benefit in excess of the statutory limits. The returns in this plan reflect the returns on the investments selected by the employee. The plan complies with Section 409A of the Internal Revenue Code.

Nexen Inc. 2008 Management Proxy Circular

▪ New disclosure of the executive benefit plan portion of the estimated annual pension benefit (see page 68)

▪ Disclosure of additional details of payments on termination (see page 69)

▪ New cost of management ratio disclosure (see page 60)

▪ New payments on resignation table (see page 70)

Named Executive Officers

Charlie Fischer	President and CEO
Marvin Romanow	EVP and CFO
Larry Murphy	EVP, International Oil and Gas
Roger Thomas	EVP, North America
Gary Nieuwenburg	SVP, Synthetic Crude

CEO Compensation

The CEO’s base salary and annual cash incentive, totaling $2,191,000 for 2007, was competitive within the range of our oil and gas peer group. His 2007 annual cash incentive of $916,000 was based on Nexen’s performance. See page 61 for details.

Cost of Management Ratio

In the last three years Nexen’s market capitalization has increased by almost $11 billion. For the same period, the cost of management ratio averaged approximately 0.5%. See page 60 for details.

Summary Compensation

Total compensation for all executives in 2007 was $19,503,294. See page 61 for details.

TOPs Tables

The total value of equity at risk for Charlie Fischer was $46,460,074 and for all of the other executives was $40,228,465.

See page 63 for TOPs granted and exercised in 2007 and page 64 for TOPs holdings.

Equity Ownership

The executives’ equity ownership far exceeds the minimum ownership guidelines set by the board. The CFO, for example, holds 30 times as much equity as required by his guideline. See page 65 for details.

Trading in Company Securities

Our policy is in place to prevent insider trading and to remind all employees of the confidential information they may have from time to time. See page 65 for details.

Pension Plan Tables

These set out the total change in pension benefit obligations from December 31, 2006 to December 31, 2007 and for the executives was $3,887,000. See page 68 for details.

Other Compensation

Executives also participate in the same benefit and pension plans provided to all employees at the same location. In 2007, total other compensation, including perquisites, for all executives was $492,966. See page 69 for details.

Obligations on Termination

The total cost to Nexen for obligations to the executives if a change of control event occurred on December 31, 2007 was estimated to be $44,903,566. See pages 69 to 71 for complete details of all obligations on termination.

Share Performance Graph

Nexen’s shareowner value has increased by 285% in the last five years and 166% in the last three years, outperforming the S&P/TSX Energy Sector, Oil and Gas Exploration and Production, and Composite indices for those time periods. See page 72 for details.

Nexen Inc. 2008 Management Proxy Circular

March 3, 2008

Nexen Inc. 2008 Management Proxy Circular

NAMED EXECUTIVE OFFICERS

Our named executive officers (executives) are the CEO, CFO and the next three highest paid officers. Their profiles provide a short biography, three-year compensation history and their share ownership status at year end. See the summary compensation table on page 61 for details.

One of our executives, Mr. Douglas Otten, SVP, US Oil and Gas, retired on November 1, 2007. His information is included in this report only as required to comply with securities regulations. Mr. Gary Nieuwenburg, SVP, Synthetic Crude, is the new executive for disclosure purposes in 2007.

Experience Nexen: 14 years Industry: 36 years

Charlie Fischer, 57, is President and CEO. Formerly, he was EVP and COO responsible for conventional oil and gas business in Western Canada, the US Gulf Coast and all international locations, as well as oil sands, marketing and information systems activities worldwide. He joined Nexen in 1994 following service with Dome Petroleum Ltd., Hudson’s Bay Oil & Gas Ltd., Bow Valley Industries Ltd., Sproule Associates Ltd. and Encor Energy Ltd.

Charlie graduated from the University of Calgary with a Bachelor of Science degree in Chemical Engineering in 1971 and a Masters Degree in Business Administration, Finance in 1982.

Charles W. Fischer President and Chief Executive Officer Calgary, Alberta, Canada

Share Ownership Guideline	Value of Equity at Risk	Multiple of Salary
Three times annual salary	$46,460,074	36

Three-Year Look-Back

	Total ($)	2007 ($)	2006 ($)	2005 ($)
Cash
Base Salary	3,400,000	1,275,000	1,150,000	975,000
Annual Cash Incentive [1]	4,516,000	916,000	1,800,000	1,800,000
Equity Value of TOPs [2]	13,231,344	5,110,200	5,010,654	3,110,490
Total Direct Compensation	21,147,344	7,301,200	7,960,654	5,885,490
All Other Compensation [3]	332,625	119,640	111,621	101,364
Annual Change in Pension Obligation [4]	3,502,400	949,300	1,673,800	879,300
Total Cost	24,982,369	8,370,140	9,746,075	6,866,154

Notes:

1   Includes special bonuses of $500,000 in 2006 for the successful completion of Buzzard and $300,000 for successful divestitures in 2005.

2   Estimated fair value of TOPs using the Black-Scholes pricing model valued on the grant date.

3   Reflects Nexen’s contributions to the employee savings plan, car allowance and life insurance premiums paid by Nexen. Also includes the maximum reimbursement amount for financial counselling, luncheon and golf club memberships, medical exam and security monitoring.

4   Represents the employer service cost, plus changes in compensation in excess of actuarial assumptions, less required member contributions to the plan.

CEO Look-Back Total-Take

From when Mr. Fischer became CEO on June 1, 2001 up to December 31, 2007, Nexen’s market capitalization increased $12,190 million. Mr. Fischer’s total direct compensation for that same period was $32,139,104, including cash and equity. This represents 0.26% of the increase in market capitalization over this period.

Nexen Inc. 2008 Management Proxy Circular

Experience Nexen: 18 years Industry: 31 years

Marvin Romanow, 52, is EVP and CFO. Prior to this, he held a variety of finance positions at Nexen, beginning as VP and CFO in June 1997.

Before coming to Nexen, he was with Wascana Energy Inc. He held senior positions in engineering, operations, finance and planning with Amoco Canada and Dome Petroleum Ltd.

Marvin holds a Master of Business Administration degree and a Bachelor of Engineering degree with Great Distinction, both from the University of Saskatchewan.

Marvin F. Romanow Executive Vice President and Chief Financial Officer Calgary, Alberta, Canada

Share Ownership Guideline	Value of Equity at Risk	Multiple of Salary
Two times annual salary	$16,729,050	30

Three-Year Look-Back

	Total ($)	2007 ($)	2006 ($)	2005 ($)
Cash
Base Salary	1,580,250	566,250	528,000	486,000
Annual Cash Incentive [1]	1,497,000	330,000	402,000	765,000
Equity Value of TOPs [2]	3,954,957	1,533,060	1,457,645	964,252
Total Direct Compensation	7,032,207	2,429,310	2,387,645	2,215,252
All Other Compensation [3]	324,759	117,129	118,073	89,557
Annual Change in Pension Obligation [4]	1,034,400	323,300	534,800	176,300
Total Cost	8,391,366	2,869,739	3,040,518	2,481,109

Notes:

1   Includes a $175,000 special bonus in 2005 for successful divestitures.

2   Estimated fair value of TOPs using the Black-Scholes pricing model valued on the grant date.

3   Reflects Nexen’s contributions to the employee savings plan, car allowance and life insurance premiums paid by Nexen and the maximum reimbursement amount for financial counselling, luncheon club memberships, medical exam and security monitoring. Also includes the fees Mr. Romanow is paid as a director of Canexus.

4   Represents the employer service cost, plus changes in compensation in excess of actuarial assumptions, less required member contributions to the plan.

Nexen Inc. 2008 Management Proxy Circular

Experience Nexen: 22 years Industry: 35 years

Larry Murphy, 56, is EVP, International Oil and Gas since November 1, 2007. Prior to this, he was SVP, International Oil and Gas. Mr. Murphy has been with Nexen since 1986 in a variety of positions in Canadian operations, corporate planning and international, including VP of the international division and President of our primary international operating subsidiary.

Larry has a Bachelor of Science Degree in Mechanical Engineering from University College, Dublin, Ireland.

Laurence Murphy Executive Vice President, International Oil and Gas Calgary, Alberta, Canada

Share Ownership Guideline	Value of Equity at Risk	Multiple of Salary
One times annual salary	$5,387,856	11

Three-Year Look-Back

	Total ($)	2007 ($)	2006 ($)	2005 ($)
Cash
Base Salary	1,355,833	495,833	455,000	405,000
Annual Cash Incentive [1]	1,355,000	303,000	642,000	410,000
Equity Value of TOPs [2]	3,367,264	1,405,305	1,184,336	777,623
Total Direct Compensation	6,078,097	2,204,138	2,281,336	1,592,623
All Other Compensation [3]	155,364	57,214	53,711	44,439
Annual Change in Pension Obligation [4]	1,305,400	583,300	580,800	141,300
Total Cost	7,538,861	2,844,652	2,915,847	1,778,362

Notes:

1   Includes a $300,000 special bonus in 2006 for the successful completion of Buzzard.

2   Estimated fair value of TOPs using the Black-Scholes pricing model valued on the grant date.

3   Reflects Nexen’s contributions to the employee savings plan, car allowance and life insurance premiums paid by Nexen. Also includes the maximum reimbursement amount for financial counselling, luncheon club memberships, medical exam and security monitoring.

4   Represents the employer service cost, plus changes in compensation in excess of actuarial assumptions, less required member contributions to the plan.

Nexen Inc. 2008 Management Proxy Circular

Experience Nexen: 28 years Industry: 30 years

Roger Thomas, 55, is EVP, North America since November 1, 2007. From January 1998, he was SVP, Canadian Oil and Gas. Since joining Nexen in 1978, he has held a variety of positions including business manager, specialty chemicals, division VP, oil and gas marketing, and division VP, corporate planning.

Roger attended both the University of Toronto and York University, graduating in 1974 with a Bachelor of Arts degree in Economics/History. He is a graduate of the Executive Program at the University of Michigan.

Roger D. Thomas Executive Vice President, North America Calgary, Alberta, Canada

Share Ownership Guideline	Value of Equity at Risk	Multiple of Salary
One times annual salary	$6,683,592	14

Three-Year Look-Back

	Total ($)	2007 ($)	2006 ($)	2005 ($)
Cash
Base Salary	1,326,750	487,500	445,000	394,250
Annual Cash Incentive [1]	1,211,000	275,000	336,000	600,000
Equity Value of TOPs [2]	3,367,264	1,405,305	1,184,336	777,623
Total Direct Compensation	5,905,014	2,167,805	1,965,336	1,771,873
All Other Compensation [3]	160,549	56,690	53,086	50,773
Annual Change in Pension Obligation [4]	1,695,400	792,300	735,800	167,300
Total Cost	7,760,963	3,016,795	2,754,222	1,989,946

Notes:

1   Includes a $200,000 special bonus in 2005 for successful divestitures.

2   Estimated fair value of TOPs using the Black-Scholes pricing model valued on the grant date.

3   Reflects Nexen’s contributions to the employee savings plan, car allowance and life insurance premiums paid by Nexen. Also includes the maximum reimbursement amount for financial counselling, luncheon club memberships, medical exam and security monitoring.

4   Represents the employer service cost, plus changes in compensation in excess of actuarial assumptions, less required member contributions to the plan.

Nexen Inc. 2008 Management Proxy Circular

Experience Nexen: 27 years Industry: 27 years

Gary Nieuwenburg, 49, is SVP, Synthetic Crude since November 1, 2007. Prior to this, he was VP, Synthetic Crude since July 2002, responsible for the newly formed synthetic crude business unit in Canadian Oil & Gas.

Mr. Nieuwenburg was with Wascana Energy Inc. before coming to Nexen. He has held various positions of increasing responsibility including division VP, exploration and production, Canadian Oil and Gas and VP, Corporate Planning and Business Development.

Gary is a Mechanical Engineering graduate of the University of Manitoba.

Gary H. Nieuwenburg Senior Vice President, Synthetic Crude Calgary, Alberta, Canada

Share Ownership Guideline	Value of Equity at Risk	Multiple of Salary
One times annual salary	$5,944,054	16

Three-Year Look-Back

	Total ($)	2007 ($)	2006 ($)	2005 ($)
Cash
Base Salary	992,567	360,667	328,850	303,050
Annual Cash Incentive [1]	683,500	191,000	210,000	282,500
Equity Value of TOPs [2]	2,384,826	851,700	911,028	622,098
Total Direct Compensation	4,060,893	1,403,367	1,449,878	1,207,648
All Other Compensation [3]	151,178	48,775	51,944	50,459
Annual Change in Pension Obligation [4]	613,400	267,300	284,800	61,300
Total Cost	4,825,471	1,719,442	1,786,622	1,319,407

Notes:

1   Includes a $7,500 special bonus in 2005 for contribution to a regulatory review.

2   Estimated fair value of TOPs using the Black-Scholes pricing model valued on the grant date.

3   Reflects Nexen’s contributions to the employee savings plan, car allowance and life insurance premiums paid by Nexen. Also includes the maximum reimbursement amount for financial counselling, luncheon club memberships, medical exam and security monitoring.

4   Represents the employer service cost, plus changes in compensation in excess of actuarial assumptions, less required member contributions to the plan.

Nexen Inc. 2008 Management Proxy Circular

Cost of Management Ratio

The following information is for our five executives and represents the total compensation cost for the three year period January 1, 2005 through December 31, 2007. The Compensation Committee reviews similar information in their discussion of CEO compensation.

	Total	2007 [1]	2006	2005
Total cost ($millions) [2]	$54.0	$18.8	$20.3	$14.9
Market capitalization growth ($millions)	$10,640	$90	$2,370	$8,180
As a % of market capitalization growth	0.51%	20.9%	0.86%	0.18%

Notes:

1   Includes 2007 compensation for Mr. Nieuwenburg rather than for Mr. Otten who retired on November 1, 2007.

2   See page 61 for total compensation of each executive.

GENERAL INFORMATION

Other Officers
Kevin J. Reinhart	Senior Vice President, Corporate Planning and Business Development
Brian C. Reinsborough	Senior Vice President, US Oil and Gas
Timothy J. Thomas	Senior Vice President, Canadian Oil and Gas
Randy J. Jahrig	Vice President, Human Resources and Corporate Services
Kim D. McKenzie	Vice President and Chief Information Officer
Eric B. Miller	Vice President, General Counsel and Secretary
Una M. Power	Treasurer
Brendon T. Muller	Controller
Rick C. Beingessner	Assistant Secretary
Sylvia L. Groves	Assistant Secretary

Compensation Exchange Rate

The exchange rate used to convert US dollars to Canadian dollars is the 2007 average rate of $1.0878. Unless otherwise noted, all figures are in Canadian dollars.

Share Splits

All grant prices and numbers granted have been adjusted to account for the May 2005 and May 2007 share splits.

Nexen Inc. 2008 Management Proxy Circular

SUMMARY COMPENSATION TABLE

To determine the next three highest paid officers, after the CEO and CFO, we total their salary, special bonus and non-equity cash incentive compensation as shown below.

		Annual			Long-Term		Other
Name and		Salary	Special Bonus [1]	Non-Equity Cash Incentive Compensation [2]	TOPs Awards	TOPs Awards [3]	Changes in Pension Obligations [4]	All Other Compensation [5,6]	Total Compensation [6]
Principal Position	Year	($)	($)	($)	(#)	($)	($)	($)	($)
Charles W. Fischer,	2007	1,275,000	–	916,000	600,000	5,110,200	949,300	119,640	8,370,140
President	2006	1,150,000	500,000	1,300,000	550,000	5,010,654	1,673,800	111,621	9,746,075
and CEO	2005	975,000	300,000	1,500,000	400,000	3,110,490	879,300	101,364	6,866,154
Marvin F. Romanow, [7]	2007	566,250	–	330,000	180,000	1,533,060	323,300	117,129	2,869,739
Executive VP	2006	528,000	–	402,000	160,000	1,457,645	534,800	118,073	3,040,518
and CFO	2005	486,000	175,000	590,000	124,000	964,252	176,300	89,557	2,481,109
Laurence Murphy, Executive VP,	2007	495,833	–	303,000	165,000	1,405,305	583,300	57,214	2,844,652
International	2006	455,000	300,000	342,000	130,000	1,184,336	580,800	53,711	2,915,847
Oil and Gas	2005	405,000	–	410,000	100,000	777,623	141,300	44,439	1,778,362
Roger D. Thomas,	2007	487,500	–	275,000	165,000	1,405,305	792,300	56,690	3,016,795
Executive VP,	2006	445,000	–	336,000	130,000	1,184,336	735,800	53,086	2,754,222
North America	2005	394,250	200,000	400,000	100,000	777,623	167,300	50,773	1,989,946
Gary H. Nieuwenburg,	2007	360,667	–	191,000	100,000	851,700	267,300	48,775	1,719,442
Senior VP,	2006	328,850	–	210,000	100,000	911,028	284,800	51,944	1,786,622
Synthetic Crude	2005	303,050	7,500	275,000	80,000	622,098	61,300	50,459	1,319,407
Douglas B. Otten, [8]	2007	387,763	–	201,245	–	–	–	93,518	682,526
Senior VP,	2006	439,716	–	326,938	110,000	990,017	–	107,228	1,863,899
US Oil and Gas	2005	423,489	–	430,154	100,000	815,163	–	102,853	1,771,659

Notes:

1   Special discretionary award(s) are earned in the year shown and include cash awards approved by the board for successful delivery of key business objectives.

2   Reflects the value of awards earned in each year under Nexen’s annual cash incentive program. The awards are paid to the executives in the following calendar year based on their salary on December 31 of the previous year.

3   Reflects the estimated fair value under the Black-Scholes pricing model of TOPs granted in the year.

4   Represents the employer service cost, plus changes in compensation in excess of actuarial assumptions, less required member contributions to the plan.

5   The total value of the perquisites portion of All Other Compensation provided to each executive is less than $50,000 and less than 10% of their total annual salary plus bonus. See the table on page 69 for details of these amounts.

6   Certain prior year numbers have been restated to include the total value of perquisites described in note 5.

7   Mr. Romanow is a director of Canexus and was paid fees of $32,500, received deferred trust units of Canexus valued at $19,560 and distributions on his trust units of $4,259 in 2007. In 2006, he was paid fees of $34,000, received deferred trust units of Canexus valued at $24,000 and distributions on his trust units of $2,571. In 2005, he was paid fees of $13,875, received deferred trust units of Canexus valued at $20,000 and distributions on his trust units of $659. These amounts are included in the All Other Compensation table on page 69.

8   2007 TOPs grants occurred after Mr. Otten retired. Nexen contributed to a qualified defined contribution pension plan and a restoration plan with Nexen Petroleum U.S.A. Inc. for Mr. Otten, which are reported in All Other Compensation on page 69.

Changes in Compensation Arrangements in 2007

The compensation paid to executives in 2007 is consistent with our philosophy and objectives of targeting total compensation between the 50th and 75th percentile as detailed on pages 47 through 48. Variable compensation links Nexen’s business results and the executives’ performance, consistent with our pay-for-performance philosophy. The decrease in the executives’ annual cash incentives in 2007 reflects the board’s assessment of our relative level of success on certain business objectives.

We did not introduce any new compensation or benefit programs in 2007 for Nexen’s executives.

Nexen Inc. 2008 Management Proxy Circular

Changes in Pension Obligations

The Summary Compensation Table shows the year-over-year change in pension obligations. The value reflects the employer service cost, plus any changes in obligations resulting from compensation increases over actuarial assumptions. Actual compensation changes may vary from the assumed rate of compensation increase and will vary among each executive from year to year. These values differ from the pension benefit reported on page 68, which discloses estimated values of annual pension benefits earned to date, as well as at age 60 (the earliest unreduced retirement age). They also differ from the termination values reported under the change of control agreements on page 71, which disclose additional lump sum pension benefits provided if a change of control occurs.

CEO COMPENSATION AND 2007 GOALS

Mr. Fischer’s responsibility is to provide leadership in setting and achieving goals that create value for our shareowners in the short term and long term. His 2007 annual cash incentive award was based on the corporate results described on page 49, which determined the total cash available for the awards. Cash incentive awards are determined from the available pool and distributed to individuals based on specific annual goals. Based on the board’s assessment of Mr. Fischer’s achievement of objectives, and their positive assessment of his contribution to continued shareowner value growth and strategic plan execution, he was awarded an annual cash incentive of $916,000, which is his target bonus times 88%. Specifically, Mr. Fischer’s 2007 goals were to:

▪        develop and implement a corporate strategy, balancing short-term growth while positioning Nexen for sustainable growth;

▪        achieve capital, operating, and general and administrative cost performance targets set out in the annual operating plan (AOP);

▪        achieve targets for operating cash flow, earnings, production levels, and reserve replacement set out in the AOP;

▪        maintain financial flexibility and liquidity to support our business strategies;

▪        achieve top-quartile performance in health, safety and environmental performance and social responsibility;

▪        provide for corporate management succession and development;

▪        ensure Nexen adheres to the highest standards of integrity; and

▪        demonstrate his personal commitment to community and industry leadership.

CEO THREE-YEAR LOOK-BACK

	Total ($)	2007 ($)	2006 ($)	2005 ($)
Cash
Base Salary	3,400,000	1,275,000	1,150,000	975,000
Annual Cash Incentive [1]	4,516,000	916,000	1,800,000	1,800,000
Equity Value of TOPs [2]	13,231,344	5,110,200	5,010,654	3,110,490
Total Direct Compensation	21,147,344	7,301,200	7,960,654	5,885,490
All Other Compensation [3]	332,625	119,640	111,621	101,364
Annual Change in Pension Obligation [4]	3,502,400	949,300	1,673,800	879,300
Total Cost	24,982,369	8,370,140	9,746,075	6,866,154
Annual Average	8,327,456
Total Market Capitalization Growth ($millions)	10,640	90	2,370	8,180
Total Cost as a % of Market Capitalization Growth	0.23%

Notes:

1   Includes special bonuses of $500,000 in 2006 for the success of Buzzard, and $300,000 in 2005 for successful divestitures.

2   Reflects the estimated fair value of TOPs using the Black-Scholes pricing model valued on the grant date.

3   See page 69 for details of All Other Compensation.

4   Represents the employer service cost, plus changes in compensation in excess of actuarial assumptions, less required member contributions to the plan.

Nexen Inc. 2008 Management Proxy Circular

In 2007, the Compensation Committee reviewed look-back information and analyzed Mr. Fischer’s total pay and shareowner value created from the date he became CEO. In the analysis, dollar values were assigned and tallied for each compensation component including salary, annual cash incentives, TOPs awards, benefits, pension (including annual increases to liabilities) and potential payments on change of control. The Committee reviewed his total compensation relative to Nexen’s growth in shareowner value (market capitalization) and the growth of industry peers.

TOPS TABLES

To value TOPs grants, Nexen uses the Black-Scholes pricing model, which is a generally accepted method for measuring this type of long-term incentive. The actual value realized on exercises may be higher or lower depending on the Nexen share price at the time of exercise.

TOPs Granted in 2007

							Potential Realizable Value at Assumed Annual Rates of Share Price Appreciation for TOPs Term
		TOPs Granted	% of Total TOPs Granted	Exercise Price [1]	Expiry	TOPs Value [2]	5%	10%
Name	Grant Date	(#)	to Employees	($)	Date	($)	($)	($)
Fischer	Dec 3, 2007	600,000	15.0%	28.39	Dec 2, 2012	5,110,200	4,706,180	10,399,427
Romanow	Dec 3, 2007	180,000	4.5%	28.39	Dec 2, 2012	1,533,060	1,411,854	3,119,828
Murphy	Dec 3, 2007	165,000	4.1%	28.39	Dec 2, 2012	1,405,305	1,294,200	2,859,843
Thomas	Dec 3, 2007	165,000	4.1%	28.39	Dec 2, 2012	1,405,305	1,294,200	2,859,843
Nieuwenburg	Dec 3, 2007	100,000	2.5%	28.39	Dec 2, 2012	851,700	784,363	1,733,238

Notes:

1   Reflects the closing market price of Nexen common shares on the TSX on November 30, 2007.

2   Reflects the estimated fair value of the TOPs as at December 3, 2007 using the Black-Scholes pricing model.

TOPs Exercised or Exchanged and Awards Vested in 2007

	TOPs Awards		Stock Awards [1]
Name	Exercised or Exchanged (#)	Value Realized [2] ($)	Shares Acquired on Vesting (#)	Value Realized($)
Fischer	760,000	18,182,000	–	–
Romanow	200,000	4,381,500	–	–
Murphy	202,240	4,802,413	–	–
Thomas	–	–	–	–
Nieuwenburg	73,200	1,860,128	–	–
Otten	300,608	7,566,047	–	–
Total	1,536,048	36,792,088	–	–

Notes:

1   Nexen does not provide stock awards to executives.

2   Reflects the market price at the time of the exercise or exchange, minus the exercise price, as defined in the TOPs plan.

Nexen Inc. 2008 Management Proxy Circular

TOPs Holdings and Value of In-the-Money TOPs

					Vested and Unvested TOPs at Dec. 31, 2007 [1,2]		Vested TOPs at Dec. 31, 2007 [2]
			Grant Price	Granted	Number	Value [3]	Number	Value [3]
Name	Date Granted	Expiry Date	($)	(#)	(#)	($)	(#)	($)
Fischer	Dec. 15, 1998	Dec. 14, 2008	4.4625	200,000	200,000	5,527,500	200,000	5,527,500
	Dec. 14, 1999	Dec. 13, 2009	6.8125	280,000	280,000	7,080,500	280,000	7,080,500
	Dec. 12, 2000	Dec. 11, 2010	9.0250	280,000	280,000	6,461,000	280,000	6,461,000
	Dec. 9, 2003	Dec. 8, 2008	10.8750	400,000	400,000	8,490,000	400,000	8,490,000
	Dec. 7, 2004	Dec. 6, 2009	12.7175	600,000	600,000	11,629,500	600,000	11,629,500
	Dec. 6, 2005	Dec. 5, 2010	27.2850	400,000	400,000	1,926,000	268,000	1,290,420
	Dec. 4, 2006	Dec. 3, 2011	31.6000	550,000	550,000	275,000	187,000	93,500
	Dec. 3, 2007	Dec. 2, 2012	28.3900	600,000	600,000	2,226,000	–	–
Total				3,310,000	3,310,000	43,615,500	2,215,000	40,572,420
Romanow	Dec. 12, 2000	Dec. 11, 2010	9.0250	200,000	200,000	4,615,000	200,000	4,615,000
	Dec. 9, 2003	Dec. 8, 2008	10.8750	220,000	220,000	4,669,500	220,000	4,669,500
	Dec. 7, 2004	Dec. 6, 2009	12.7175	228,000	228,000	4,419,210	228,000	4,419,210
	Dec. 6, 2005	Dec. 5, 2010	27.2850	124,000	124,000	597,060	83,080	400,030
	Dec. 4, 2006	Dec. 3, 2011	31.6000	160,000	160,000	80,000	54,400	27,200
	Dec. 3, 2007	Dec. 2, 2012	28.3900	180,000	180,000	667,800	–	–
Total				1,112,000	1,112,000	15,048,570	785,480	14,130,940
Murphy	Dec. 7, 2004	Dec. 6, 2009	12.7175	160,000	52,800	1,023,396	52,800	1,023,396
	Dec. 6, 2005	Dec. 5, 2010	27.2850	100,000	100,000	481,500	67,000	322,605
	Dec. 4, 2006	Dec. 3, 2011	31.6000	130,000	130,000	65,000	44,200	22,100
	Dec. 3, 2007	Dec. 2, 2012	28.3900	165,000	165,000	612,150	–	–
Total				555,000	447,800	2,182,046	164,000	1,368,101
Thomas	Dec. 9, 2003	Dec. 8, 2008	10.8750	128,000	128,000	2,716,800	128,000	2,716,800
	Dec. 7, 2004	Dec. 6, 2009	12.7175	160,000	160,000	3,101,200	160,000	3,101,200
	Dec. 6, 2005	Dec. 5, 2010	27.2850	100,000	100,000	481,500	67,000	322,605
	Dec. 4, 2006	Dec. 3, 2011	31.6000	130,000	130,000	65,000	44,200	22,100
	Dec. 3, 2007	Dec. 2, 2012	28.3900	165,000	165,000	612,150	–	–
Total				683,000	683,000	6,976,650	399,200	6,162,705
Nieuwenburg	Dec. 9, 2003	Dec. 8, 2008	10.8750	108,000	58,000	1,231,050	58,000	1,231,050
	Dec. 7, 2004	Dec. 6, 2009	12.7175	120,000	120,000	2,325,900	120,000	2,325,900
	Dec. 6, 2005	Dec. 5, 2010	27.2850	80,000	80,000	385,200	53,600	258,084
	Dec. 4, 2006	Dec. 3, 2011	31.6000	100,000	100,000	50,000	34,000	17,000
	Dec. 3, 2007	Dec. 2, 2012	28.3900	100,000	100,000	371,000	–	–
Total				508,000	458,000	4,363,150	265,600	3,832,034
Otten	Dec. 7, 2004	Dec. 6, 2009	US$10.5800	160,000	150,552	3,552,214	150,552	3,552,214
	Dec. 6, 2005	Dec. 5, 2010	US$23.6050	100,000	100,000	942,587	67,000	631,534
	Dec. 4, 2006	Dec. 3, 2011	US$27.5000	110,000	110,000	570,774	37,400	194,063
Total				370,000	360,552	5,065,575	254,952	4,377,811

Notes:

1	Excludes grants that have been fully exercised.
2

The number and value of unvested TOPs can be determined by subtracting the vested TOPs from the vested and unvested TOPS. The value of unvested TOPs can be confirmed on page 71 in the Change of Control table.

3	The difference between the market value of Nexen common shares at year end (TSX–$32.10; NYSE–US$32.27) and the grant price of TOPs, times the number of TOPs.

Nexen Inc. 2008 Management Proxy Circular

EQUITY OWNERSHIP AND CHANGES IN 2007

According to our share ownership guidelines, Mr. Fischer is required to hold three times his annual salary, Mr. Romanow, two times his annual salary, and the other executives, one times their annual salary.

	December 31, 2006		December 31, 2007		Net Change		Equity at Risk
							Value [3]	Multiple of
Name	Shares	TOPs [1]	Shares	TOPs [1]	Shares	TOPs [2]	($)	Salary [4]
Fischer	166,516	2,458,000	183,416	2,215,000	16,900	(243,000)	46,460,074	36
Romanow	51,874	814,920	80,938	785,480	29,064	(29,440)	16,729,050	30
Murphy	111,656	236,240	125,226	164,000	13,570	(72,240)	5,387,856	11
Thomas	8,580 [5]	269,200	16,227	399,200	7,647	130,000	6,683,592	14
Nieuwenburg	59,040	238,800	65,795	265,600	6,755	26,800	5,944,054	16
Otten	70,072	460,288	34,458	254,952	(35,614)	(205,336)	5,483,913	14
Total	467,738	4,477,448	506,060	4,084,232	38,322	(393,216)	86,688,539

Notes:

1	Represents total TOPs granted, vested and unexercised.
2	Reflects the number of TOPs that vested, minus the number exercised or exchanged during 2007.
3	Equity at risk is the market value of common shares and vested TOPs using the closing price of Nexen shares on the TSX on December 31, 2007 of $32.10.
4	Reflects the equity at risk, divided by the executive’s 2007 salary amount shown on page 61.
5	Amount includes eight common shares not previously reported.

TRADING IN COMPANY SECURITIES

We have a trading policy designed to prevent insider trading and a program to remind directors, executives and employees that they may have confidential information from time to time.

The trading in company securities policy is available at www.nexeninc.com. Under the policy, personnel may not take any derivative or other positions to speculate in Nexen securities. Our main objectives are to: (i) prevent insider trading; (ii) protect all personnel and Nexen from allegations of insider trading; and, (iii) fulfill our obligations to stock exchanges, regulators and investors. In supporting these objectives we:

▪

impose a company-wide seven-day blackout on trading in Nexen securities, from five full business days before the public release of quarterly or annual results until the close of business on the day after the release;

▪	provide reminders of the regular blackouts at least 30 days and seven days before they commence, giving the exact blackout dates;
▪	manage limited blackouts near quarterly and annual releases and during times when it is uncertain whether an emerging issue may become material;

▪

require all personnel to call our trading line to confirm that they do not have inside information before transacting in Nexen securities. In practice, directors and executive officers get verbal confirmation that it is an appropriate time for them to trade before initiating a transaction; and

▪	provide education sessions on our policy and procedures.

PRE-ARRANGED TRADING PROGRAMS

Nexen recognizes the limited opportunity our executives have to exercise TOPs due to blackouts and advisories on trading. Sometimes vested TOPs approach expiry and yet our executives are subject to a trading restriction. To avoid losing this value, executives may participate in a pre-arranged trading program. Participating executives provide irrevocable instructions to automatically exchange their vested TOPs for cash on a day prior to the TOPs expiry date that does not fall within one of our four regularly scheduled blackouts. The executives may only enter into a pre-arranged trading program when no trading restrictions are in effect. They may also choose to exercise their vested TOPs any time prior to expiry when there are no trading restrictions on them.

Nexen Inc. 2008 Management Proxy Circular

Pre-Arranged Trading Programs in Effect

				Grant Price	Granted	Remaining TOPs to be Exercised
Name	Date Granted	Expiry Date	Exercise Date	($)	(#)	(#)
Fischer	Dec. 15, 1998	Dec. 14, 2008	Dec. 12, 2008	4.4625	200,000	200,000
	Dec. 14, 1999	Dec. 13, 2009	Dec. 11, 2009	6.8125	280,000	280,000
	Dec. 9, 2003	Dec. 8, 2008	Dec. 8, 2008	10.8750	400,000	400,000
	Dec. 7, 2004	Dec. 6, 2009	Dec. 4, 2009	12.7175	600,000	600,000
Total					1,480,000	1,480,000
Romanow	Dec. 9, 2003	Dec. 8, 2008	Dec. 8, 2008	10.8750	220,000	220,000
	Dec. 7, 2004	Dec. 6, 2009	Dec. 4, 2009	12.7175	228,000	228,000
Total					448,000	448,000
Murphy	Dec. 7, 2004	Dec. 6, 2009	Dec. 4, 2009	12.7175	160,000	52,800
Thomas	Dec. 9, 2003	Dec. 8, 2008	Dec. 8, 2008	10.8750	128,000	128,000
	Dec. 7, 2004	Dec. 6, 2009	Dec. 4, 2009	12.7180	160,000	160,000
Total					288,000	288,000
Nieuwenburg	Dec. 9, 2003	Dec. 8, 2008	Dec. 8, 2008	10.8750	108,000	58,000
	Dec. 7, 2004	Dec. 6, 2009	Dec. 4, 2009	12.7175	120,000	120,000
Total					228,000	178,000

PENSION PLAN TABLES

All executives, except Mr. Otten, are members of Nexen’s registered defined benefit pension plan and executive benefit plan. Mr. Otten was employed in the US and is a member of a qualified defined contribution pension plan and a non-qualified restoration plan, described on page 52.

Estimated Pension Benefit (Canada)

The normal form of benefit paid from these plans is a joint life and survivor benefit with a five-year guarantee. It is payable for the participant’s lifetime and provides the spouse with a survivor benefit of 66 2/3% of the monthly payment. If the participant dies before receiving 60 monthly payments, the five-year guarantee allows the surviving spouse to receive the balance of the 60 monthly payments first and then the reduced survivor pension of 66 2/3%.

In determining the estimated value of future pension benefits for Canadian executives, you must reference both tables on page 67 due to an amendment effective on January 1, 2005. The amendment increased the accrual formula on the defined benefit pension plan from 1.7% to a maximum of 2%. The first table is for actual credited service up to and including December 31, 2004, and the second table is for credited service on and after January 1, 2005. Also, please use the final average earnings outlined in the Pension Value Earned in 2007 (Canada) table on page 68 when referencing tables. The final average earnings will differ from the three-year average of base salary and cash incentive payments reported in the Summary Compensation Table on page 61 due to the timing of base salary increases and because final average earnings include the lesser of the target bonus or actual bonus paid.

Nexen Inc. 2008 Management Proxy Circular

The table below shows the estimated annual pension a retiring executive would receive for credited service to and including December 31, 2004. The annual benefit is based on a pension accrual formula of 1.7% of final average earnings, less a plan CPP offset. It includes benefits from both the registered defined benefit pension plan and the executive benefit plan and assumes a retirement age of 60, the earliest age an individual may receive full retirement benefits.

	Years of Credited Service through December 31, 2004
Final Average Earnings ($)	5	10	15	20	25
400,000	33,260	66,519	99,779	133,039	166,298
600,000	50,260	100,519	150,779	201,039	251,298
800,000	67,260	134,519	201,779	269,039	336,298
1,000,000	84,260	168,519	252,779	337,039	421,298
1,200,000	101,260	202,519	303,779	405,039	506,298
1,400,000	118,260	236,519	354,779	473,039	591,298
1,600,000	135,260	270,519	405,779	541,039	676,298
1,800,000	152,260	304,519	456,779	609,039	761,298
2,000,000	169,260	338,519	507,779	677,039	846,298
2,200,000	186,260	372,519	558,779	745,039	931,298
2,400,000	203,260	406,519	609,779	813,039	1,016,298

The table below shows the estimated annual pension benefit a retiring executive would receive for credited service earned on and after January 1, 2005, based on a pension benefit accrual formula of 2% of final average earnings, less a plan CPP offset. It includes benefits from both the registered defined benefit pension plan and executive benefit plan and assumes a retirement age of 60, the earliest age an individual may receive full retirement benefits.

	Years of Credited Service from January 1, 2005
Final Average Earnings ($)	3	5	10	15	20	25
400,000	23,556	39,260	78,519	117,779	157,039	196,298
600,000	35,556	59,260	118,519	177,779	237,039	296,298
800,000	47,556	79,260	158,519	237,779	317,039	396,298
1,000,000	59,556	99,260	198,519	297,779	397,039	496,298
1,200,000	71,556	119,260	238,519	357,779	477,039	596,298
1,400,000	83,556	139,260	278,519	417,779	557,039	696,298
1,600,000	95,556	159,260	318,519	477,779	637,039	796,298
1,800,000	107,556	179,260	358,519	537,779	717,039	896,298
2,000,000	119,556	199,260	398,519	597,779	797,039	996,298
2,200,000	131,556	219,260	438,519	657,779	877,039	1,096,298
2,400,000	143,556	239,260	478,519	717,779	957,039	1,196,298

Pension Value Earned in 2007 (Canada)

The board must approve additional past service credits or accelerated service credits. No accelerated service credits were authorized in 2007. The table below shows additional past service credits authorized by the board for the executives who participate in the Canadian defined benefit pension plan and the executive benefit plan. The final average earnings reported for each executive include his:

▪	average base salary for the 36 highest paid consecutive months during the ten years before his retirement; plus
▪	annual cash incentive payments at the lesser of the target bonus or actual bonus paid, averaged over his final three years of participation.

No benefit payments were made to executives in the last fiscal year.

Nexen Inc. 2008 Management Proxy Circular

	Years of Credited Service						Accrued Annual Pension Benefit [1]			Estimated Annual Pension Benefit at Age 60 [2]
	Up to Dec. 31, 2004		From Jan. 1, 2005	Total	Final Average Earnings	[1]	Under the Defined Benefit Pension Plan	Under the Executive Benefit Plan	[3]	Under the Defined Benefit Pension Plan	Under the Executive Benefit Plan	[3]
Name	(#)		(#)	(#)	($)		($)	($)		($)	($)
Fischer	20.58	[4]	3.00	23.58	1,908,333		30,185	748,579		38,704	992,228
Romanow	17.50	[4,5]	3.00	20.50	818,950		23,333	302,420		44,407	463,985
Murphy	18.67		3.00	21.67	666,278		48,148	200,053		61,315	305,566
Thomas	24.50	[4]	3.00	27.50	651,183		38,889	267,328		55,000	419,576
Nieuwenburg	–	[6]	3.00	3.00	461,199		6,667	72,818		34,426	198,907

Notes:

1   All information is as of December 31, 2007.

2   Age 60 is the earliest age an individual can receive full retirement benefits.

3   Represents the portion of the accrued annual pension benefit estimated under the executive benefit plan.

4   Ten years of additional past service credits were granted to each of Messrs. Fischer, Romanow and Thomas by the board in 2001.

5   Mr. Romanow joined the defined benefit pension plan after 7.25 years in the defined contribution pension plan. The pensionable bonus provision recognizes a pension benefit for Mr. Romanow based on his combined 27.75 years of service, while the base salary provision recognizes a pension benefit for his 20.5 years of defined benefit pension plan service only. The value of the pension benefit resulting from the additional 7.25 years is reflected in the pension benefit values.

6   Mr. Nieuwenburg joined the defined benefit pension plan after 23.58 years in the defined contribution pension plan.

Pension Benefit Obligation Increase in 2007 (Canada)

Our reported values use actuarial assumptions and methods consistent with those used to calculate pension liabilities and the related annual expense disclosed in our financial statements. As the assumptions reflect our best estimate of future events, our reported values may not be directly comparable to similar pension liability values disclosed by other companies.

Name	Obligation at Dec. 31, 2006	Changes Related to Current Service Cost and Earnings Increases	[1]	Changes Related to Financing Costs and Non-Compensation Assumption Changes	[2]	Change in Obligation since Dec. 31, 2006	Obligation at Dec. 31, 2007
Fischer	11,157,800	949,300		552,900		1,502,200	12,660,000
Romanow	4,296,800	323,300		101,900		425,200	4,722,000
Murphy	3,287,800	583,300		169,900		753,200	4,041,000
Thomas	4,195,800	792,300		121,900		914,200	5,110,000
Nieuwenburg	933,800	267,300		24,900		292,200	1,226,000
Total	23,872,000	2,915,500		971,500		3,887,000	27,759,000

Notes:

1        Includes the 2007 employer service cost, plus changes in compensation in excess of actuarial assumptions, less required member contributions to the plan.

2        Reflects the impact of interest on prior year’s obligations, changes in discount rates used to measure the obligations and the impact of assumption and employee demographic changes.

Pension Value Earned in 2007 (US)

Mr. Otten is the only executive who is a member of this US pension plan. He did not make any withdrawals in 2007.

Name	Contributions under the Defined Contribution Pension Plan	Contributions under the Non-Qualified Restoration Plan	Total Pension Compensation
Otten	22,314	34,970	57,284

Nexen Inc. 2008 Management Proxy Circular

ALL OTHER COMPENSATION

The total value of perquisites provided to any executive was less than $50,000 and less than 10% of the executive’s total annual salary plus bonus in 2007. Certain perquisites shown below are at the maximum reimbursable amount available to executives. This maximum is often higher than what the executive actually claimed in the year. These perquisites are not available to the broader employee population.

	Perquisites			Other Compensation
Name	Car Allowance	Other Perquisites [1]	Total	Life Insurance Premiums	Savings Plan Contributions	Amounts Paid by Canexus	[2]	US Pension Contributions	Total	Total All Other Compensation
Fischer	31,200	10,500	41,700	1,440	76,500	–		–	77,940	119,640
Romanow	19,200	7,100	26,300	535	33,975	56,319		–	90,829	117,129
Murphy	19,200	7,100	26,300	1,164	29,750	–		–	30,914	57,214
Thomas	19,200	7,100	26,300	1,140	29,250	–		–	30,390	56,690
Nieuwenburg	19,200	7,100	26,300	835	21,640	–		–	22,475	48,775
Otten	13,054	7,723	20,777	2,132	13,325	–		57,284	72,741	93,518

Notes:

1   Represents a maximum reimbursement amount for financial counselling, luncheon club memberships, medical exam and security monitoring. For the CEO, this also includes a maximum reimbursement amount for a golf club membership.

2   Includes fees of $32,500, deferred trust units of Canexus valued at $19,560 and distributions on his trust units of $4,259.

TERMINATION ARRANGEMENTS

Nexen does not enter into employment service contracts. Depending on the conditions of termination, we treat executives and employees fairly as follows:

Event	Action
Resignation	▪ All salary and benefit programs cease ▪ Annual incentive bonus is not paid ▪ TOPs must be exercised within 90 days ▪ Pension paid as a commuted value or deferred benefit
Retirement	▪ Salary and benefit coverages cease except for a $5,000 life insurance policy
▪ Monthly benefit to cover the cost of provincial health care premiums continues
▪ Annual incentive bonus paid on a pro rata basis
▪ TOPs must be exercised within 18 months
▪ Pension paid as a monthly benefit
Death	▪ All salary and benefit programs cease except for a 1-year benefit coverage for surviving dependents and payout of any applicable insurance benefits
▪ Annual incentive bonus paid on a pro rata basis
▪ TOPs must be exercised within 18 months
▪ Pension paid as a commuted value or deferred benefit
Termination without cause	▪ All salary and benefit programs cease
▪ TOPs must be exercised within 90 days
▪ Pension paid as a commuted value or deferred benefit
▪ Severance provided on an individual basis reflecting service, age and salary level
Termination for cause	▪ All salary and benefit programs cease
▪ Annual incentive bonus is not paid
▪ TOPs must be exercised on termination
▪ Pension paid as a commuted value or deferred benefit

Nexen Inc. 2008 Management Proxy Circular

Payments on Resignation

The following table discloses the lump sum value of pension benefits accrued under the defined benefit pension plan and executive benefit plan for our top five executives had they resigned effective December 31, 2007. If they are over the age of 55 and have at least 10 years of Nexen service, they are deemed to have retired and a lump sum benefit option is not available. Also included in this table is the value of vested TOPs at December 31, 2007.

		Pension	Value of Vested TOPs	[11,2]	Total
Name	Termination Scenario	($)	($)		($)
Fischer	Deemed retirement	12,122,000	40,572,420		52,694,420
Romanow	Resignation	3,703,000	14,130,940		17,833,940
Murphy	Deemed retirement	3,660,000	1,368,101		5,028,101
Thomas	Deemed retirement	4,297,000	6,162,705		10,459,705
Nieuwenburg	Resignation	752,000	3,832,034		4,584,034

Notes:

1	Does not include unvested TOPs which will vest according to the TOPs plan over 18 months for deemed retirement or over 90 days for resignation.
2	The difference between the market value of Nexen common shares at year end of $32.10 and the grant price of TOPs, times the number of vested TOPs.

Change of Control Agreements

Nexen has entered into change of control agreements with Messrs. Fischer, Romanow, Murphy, Thomas, Nieuwenburg and other key executives. The agreements were effective October 1999, amended in December 2000 and then amended and restated in December 2001. We recognize that these executives are critical to Nexen’s ongoing business. Therefore, it is vital we work to retain the executives, protect them from employment interruption caused by a change of control and treat them in a fair and equitable manner. Consistent with industry standards for executives in similar circumstances, there are no restrictions on future employment, or non-compete clauses in the agreements. Each year, the Compensation Committee reviews the estimated payments upon a change of control including the termination value of pension benefits due under the defined benefit pension plan and executive benefit plan.

Under these agreements, a change of control includes any acquisition of common shares or other securities that carries the right to cast more than 35% of the common share votes. Generally it is any event that results in a person or group exercising effective control of Nexen.

If the executives terminate following a change of control, they are entitled to salary, target bonus and other compensatory benefits for the severance period specified below.

	Severance Period in Months on Change of Control
Name	If Terminated	Upon Resignation	[1]
Fischer	36	36
Romanow	36	30
Murphy	30	–
Thomas	30	–
Nieuwenburg	24	–

Note:

1   Within 12 months of change of control.

Nexen Inc. 2008 Management Proxy Circular

The next table outlines the estimated incremental payments executives would be entitled to had a change of control occurred on December 31, 2007. Under the agreement, bonuses would be paid at target for the full severance period. A benefits uplift, equal to 13% of base salary, would be provided in lieu of medical, dental and life insurance coverage. In addition, the agreement provides a payment for other employee benefits, including car allowance and savings plan contributions during the severance period, and an allowance for financial counselling, security monitoring and career transition services.

Executives would also be entitled to incremental pension relating to their salary and annual incentive targets over the severance period. The pension value reported below reflects this, as well as a tax gross-up on the resulting lump sum payout. These additional pension benefits do not include any termination benefits that would be payable under the defined benefit pension plan and executive benefit plan if a termination or retirement occurred that was not triggered by a change of control.

Estimated Incremental Payment on Change of Control

	Severance Period	Base Salary	Bonus Target Value	Benefits Uplift	Other Employee Benefits	Additional Lump Sum Value of Pension [1]	Accelerated TOPs Value [2]	Total Incremental Obligation
Name	(# of months)	($)	($)	($)	($)	($)	($)	($)
Fischer	36	3,900,000	3,120,000	507,000	365,500	9,157,000	3,043,080	20,092,580
Romanow	36	1,725,000	1,035,000	224,250	199,000	3,879,000	917,630	7,979,880
Murphy	30	1,300,000	780,000	169,000	163,900	3,237,000	813,945	6,463,845
Thomas	30	1,300,000	780,000	169,000	163,900	3,905,000	813,945	7,131,845
Nieuwenburg	24	800,000	360,000	104,000	124,300	1,316,000	531,116	3,235,416
Total		9,025,000	6,075,000	1,173,250	1,016,600	21,494,000	6,119,716	44,903,566

Notes:

1

Does not include regular termination pension values which are reported in Payments on Resignation on page 70. Benefits payable under the defined benefit pension plan are funded from the pension trust and payable monthly if the executive is 55 or older.

2

Reflects the value of TOPs that automatically vest on a change of control, based on the number of TOPs with accelerated vesting, times the closing price of Nexen common shares on the TSX on December 31, 2007 of $32.10, less the exercise price.

Nexen Inc. 2008 Management Proxy Circular

SHARE PERFORMANCE GRAPH

The following graph shows the change in a $100 investment in Nexen common shares over the past five years, compared to the S&P/TSX Composite Index, the S&P/TSX Energy Sector Index and the S&P/TSX Oil & Gas Exploration & Production Index as at December 31, 2007. Our common shares are included in each of these indices.

Total Return Index Values 1

	2002/12	2003/12	2004/12	2005/12	2006/12	2007/12
Nexen Inc.	100.00	138.21	144.57	330.52	384.10	385.26
S&P/TSX Oil & Gas Exploration & Production Index	100.00	120.15	169.02	293.50	297.38	327.52
S&P/TSX Energy Sector Index	100.00	124.97	162.82	266.10	282.22	305.45
S&P/TSX Composite Index	100.00	126.72	145.07	180.08	211.16	231.92

Note:

1     Assuming an investment of $100 and the reinvestment of dividends.

The contents and sending of this circular have been approved by the board.

(signed) “Eric B. Miller”

Vice President, General Counsel and Secretary

Nexen Inc. 2008 Management Proxy Circular

March 3, 2008

Nexen Inc. 2008 Management Proxy Circular

GOVERNANCE ROADSHOW

Nexen Grows Value Responsibly

Our success rests firmly on our commitment to corporate social responsibility including two-way stakeholder communication. Not just doing things right, but doing the right things. Governance is the critical framework that supports the board in overseeing our triple-bottom line approach to business, under which business decisions take into account economic, environmental and social factors in order to ensure our sustainability. In our view, the hallmarks of good governance are transparency and disclosure, communication and continuous improvement. Together they are critical in helping us to achieve strong and sustainable shareowner returns.

In 2002, Nexen initiated its first governance roadshow to engage a wide-ranged governance audience.

Preparing for Change

Spring 2002 was rife with rumblings from the US. Not just stories of the most fantastic corporate collapse to date, but also signs of a bill being debated in the US. Congress that would see fundamental changes to the way corporate America, and eventually Canada, would be governed. Wanting to understand the impact of the legislation on Nexen, especially as we choose to complete our regulatory filings as though we were a US company, our board asked that we undertake a gap analysis to see which of our governance practices might need to be updated in light of the proposed laws.

A New Approach to Governance

Around this same time, we began asking how we could use our past experience and learnings to meet the challenges ahead:

Stakeholder Engagement

Stakeholder and community consultation are powerful tools in creating sustainable and supported projects. Look at our success in diverse countries, with distinct populations, politics and stability. Our extensive community consultation efforts have provided us opportunities to do business in countries where other companies believe it is too difficult to succeed. Our long-term projects in Yemen and Colombia are two examples. Thanks to our strong relationships with the local communities, we have operated uninterrupted for years, even operating through a civil war in Yemen. Engagement was inherent to our business success, so why not apply it to our governance practices, where we already knew that direct feedback from stakeholders helped us to make the most valuable improvements.

Face-to-Face Meetings

Our best insights came from face-to-face meetings with peers and stakeholders, where it was easier to understand and be understood.

Group Dialogue

Group dialogue often brings about better solutions than individual efforts; a lesson we have seen demonstrated repeatedly in our diverse boardroom.

Individually, none of these ideas were astounding or new, but they had never been added together and applied directly to governance in a systematic way like we’d hoped to do. So we created a governance roadshow—a roadshow dedicated to building relationships through face-to-face meetings with governance-minded organizations and with the governance or proxy voting groups of major shareowners, rather than the investment analysts seen by our investor relations department.

The concept was a cooperative model for governance dialogue among stakeholders that would create new networks to explore solutions to governance issues through mutual understanding and stakeholder engagement. Not only would we learn from our stakeholders, but we would also pass on information from others giving all parties a more holistic view of each of our multifaceted interests.

Engaging Stakeholders

The first year, members of our governance office, including the senior vice president, general counsel and secretary, met with the Toronto Stock Exchange and New York Stock Exchange. As our listing exchanges, we felt they could give insight into the fast approaching regulatory changes and the views of shareowners on governance issues. We have continuously added to the list of organizations we meet with annually including:

▪  Shareowners;

▪  Shareowner representatives;

▪  Rating agencies;

▪  External consultants; and

▪  Service companies.

Nexen Inc. 2008 Management Proxy Circular

Our Success

We continue to provide our most recent governance disclosure to these organizations and ask to talk about our practices, governance in general, and current hot button issues. The roadshows have been the start of great conversations, interesting debates and lasting relationships. Our long-term institutional investors hear about our proxy solicitor’s experiences with hedge fund activism. The stock exchanges hear firsthand accounts of unintended consequences of new regulations. Shareowner service groups learn about the challenge of scarcity of human capital, its cost to corporations, including influences on executive pay, and the potential impact on shareowners. As a part of our program:

▪  We ask specifically what we could do better or differently;

▪  We listen to the concerns and viewpoints of our stakeholders;

▪  We explain why we do certain things like continue to use stock options to attract and retain talent or we explain why we haven’t adopted certain practices like term limits on directors;

▪  We share our learnings from meetings with other stakeholders; and

▪  We encourage dialogues that will continue to improve understanding and practices in governance from all of the various perspectives.

Our findings are reported to the board and this assists them in making further governance improvements such as the governance review we undertook in 2004 with Dr. Richard Leblanc. That project saw all of our governance documents rewritten to: include provisions being proposed in new Canadian legislation; reflect Dr. Leblanc’s landmark research into the real issues in governance; and, demonstrate our values and transparently disclose our practices, providing shareowners and stakeholders with a clear view into our boardroom.

We build a list of governance improvements and ideas for consideration based on our meetings. The ideas range from the short and sweet, like first disclosing director meeting attendance in our 2003 proxy, to the complex and continuous, like our ongoing efforts to improve and clarify executive compensation disclosure.

Within months of our first meeting with an institutional investor, they were recommending that all companies do governance roadshows to open up dialogue with their shareowners. “Selling governance”, the cover story of the March 2006 issue of Corporate Secretary magazine, focused on the value of governance roadshows.

The Future

Albert Einstein said, “Problems cannot be solved at the same level of awareness that created them.” There have been a lot of institutional investors and corporations talking at one another through the media, public presentations, proxy circulars and shareholder proposals. Governance concerns, such as executive compensation, need to take a step forward to clear and open dialogue with the purpose of better, more workable solutions in mind. We hope that our governance roadshows are contributing to the creation of a forum for that dialogue.

Through our roadshows we will continue to engage stakeholders, act on ideas generated by the dialogue, and implement advice for improvements. It is an ongoing challenge that is fully supported by the board and management who see governance excellence as a key driver in our overall success. Sometimes we blaze a trail, like adopting a by-law to implement a majority vote standard in 2006. All the time, we set the bar high. We couldn’t do that without a strong culture of integrity and the support of leadership, beginning with our board.

Nexen Inc. 2008 Management Proxy Circular

100% COMPLIANCE

Nexen’s governance practices comply with the governance rules of the Canadian Securities Administrators and those of the New York Stock Exchange. The first table sets out our compliance with National Instrument 58-101—Disclosure of Corporate Governance Practices and the second sets out our compliance with the governance rules of the NYSE.

FORM 58-101F1 – CORPORATE
GOVERNANCE DISCLOSURE

Board of Directors

Independent directors

See page 24 for the 10 board members who are independent under our categorical standards.

Directors who are not independent

See page 24 for the two board members who aren’t independent and why. Our categorical standards, attached as Schedule C, require analysis of the nature and significance of relationships between the directors and Nexen to determine independence.

Majority of independent directors

Ten of the 12 nominees (83%) proposed by management for election to the board are independent under our categorical standards. To assist the board with its determination, all directors annually complete a detailed questionnaire about their business and charitable relationships and shareholdings. Nexen reviews all information provided and applies the tests set out in the categorical standards to make initial determinations of independence. The findings are presented to outside legal counsel for confirmation. Finally, management’s recommendations and outside legal counsel’s views are presented to the board to pass a resolution on director independence.

Other directorships

See page 22 for directorships Nexen board members hold with other public entities.

Meetings without management or non-independent directors

The non-executive directors of the board and the board committees meet without management at every regularly scheduled meeting and whenever they see fit. Although Mr. Flanagan is technically not independent, the board feels he has independence of mind and is included in the meetings without management. Board committees meet with external consultants and internal personnel, without management, when they see fit. See page 25 for the number of sessions without management held in 2007 and from January 1 to March 3, 2008.

Following sessions without management, the chair advises the Secretary of any issues to be brought forward or included in the minutes.

Board chair independence

Mr. Saville, the Board Chair, is independent under our categorical standards. The Board Chair provides independent, effective leadership to the board in the governance of Nexen. He also sets the tone for the board and its members to foster ethical and responsible decision making, appropriate oversight of management and first-tier corporate governance practices. The Board Chair position description addresses governance; corporate social responsibility; leadership; board and shareholder meetings; board and management relationships; and director recruitment, retention, evaluation, orientation and education.

Director attendance

See page 25 for director attendance for all board meetings in 2007 and from January 1 to March 3, 2008.

Board Mandate

The board mandate is included in Schedule D.

Position Descriptions

Board and committee chair position descriptions

The position descriptions for the Board Chair and each individual committee chair address board and committee governance; corporate social responsibility; leadership; ethics; board, committee, and shareowner meetings; board, committee, and management relationships; committee reporting; director recruitment and retention; evaluations; orientation and education; and, advisors and resources.

CEO position description

The CEO position description addresses leadership, community, corporate social responsibility, ethics and integrity, governance, disclosure, strategic planning, business management, risk management, organizational effectiveness, succession, and CEO performance.

Orientation and Continuing Education

Orientation

Under its mandate, the Governance Committee is responsible for developing and implementing the orientation for all board members. Nexen’s orientation program for new directors includes:

▪   Information on the role of the board and each of its committees;

▪   Company and industry information; and

▪   The contribution individual directors are expected to make.

New directors attend a one day session of management presentations including specific information on Nexen’s: operations; reserves; strategic plan; risk and risk management; governance; health, safety, environment and social responsibility; human resources; and, integrity and corporate values. All directors have a standing invitation to attend committee meetings and new directors are requested to attend one full set of committee meetings to understand each committee’s oversight responsibilities and that of the board overall.

Nexen Inc. 2008 Management Proxy Circular

Continuing education

▪   Under its mandate, the Governance Committee is responsible for developing and implementing ongoing director education.

▪   Directors are surveyed annually, in conjunction with the performance evaluation, to determine areas that would assist in maximizing effectiveness. This information is the basis for developing annual continuing education.

▪   Presentations are made to the board at all regularly scheduled meetings to keep them informed of changes within Nexen and in regulatory and industry requirements and standards. The presentation subjects are determined in part from education requested or recommended by directors.

▪   Specific information on risks, commodity pricing, supply and demand and the current business and commercial environment is regularly provided.

▪   Trips to various operating sites are arranged for directors. In May 2007, the board visited the Buzzard and Scott platforms in the North Sea.

▪   Nexen pays for director education and membership in the Institute of Corporate Directors (ICD). All directors are members of ICD.

▪   See pages 31 and 32 for a list of continuing education directors received in 2007.

Ethical Business Conduct

Ethics policy

▪   Our board-adopted ethics policy is described on page 5 and is available at www.nexeninc.com or by request to the Governance Office as set out on page 5.

▪   Each year, officers and employees are required to acknowledge their compliance with our ethics policy and participate in online training.

▪   The board, through the Audit Committee, receives a report on the annual statement of compliance process; regular reports on compliance with the ethics policy and integrity programs; and, information on any concerns reported.

▪   The board has never granted a waiver of the ethics policy for a director or executive officer. Accordingly, no material change report has been required.

▪   At year end, 86% of our workforce had completed Nexen’s integrity workshop and at January 31, 2008, 99% of employees and designated contractors had completed the 2007 annual statement of compliance.

▪   In 2007, there were 60 integrity incidents reported, all of which have been resolved, and 22 integrity inquiries made to the Integrity Resource Centre.

Material interests

The directors and officers are required to complete an annual statement of compliance under Nexen’s ethics policy, which also includes compliance with our conflict of interest policy. This ensures directors exercise independent judgement in considering transactions and agreements in respect of which a director or executive officer has a material interest. The board ensures that a director who has a material interest in a transaction or agreement doesn’t: participate in discussions if competitive information is being presented; or, vote on that matter at board meetings. A report of executive officers’ material interests is presented to the board.

Culture of ethical business conduct

▪   The board mandate, applicable to all directors, addresses corporate social responsibility, ethics and integrity.

▪   The board promotes a culture of ethical business conduct through its support of the integrity program. The program is a core ingredient in our sustainability model. It provides employees with resources to integrate ethical business conduct into everyday decisions. All 12 board members have participated in an integrity workshop, which is mandatory training for all Nexen employees.

▪   The Audit Committee mandate also speaks to ethics, the ethics policy, and its compliance programs. The Committee receives a compliance report at each regularly scheduled meeting.

▪   Our integrity helpline is an important part of the program. It is a secure reporting system for employees, customers, suppliers, partners and other external stakeholders to raise concerns on a confidential basis. All concerns raised via the helpline are reported to the Audit Committee.

Nomination of Directors

Identification of new candidates for board nomination

See the Governance Committee report on page 39 for this information.

Independent nominating committee

All seven members of the Governance Committee are independent under our categorical standards.

Nominating committee mandate

The Governance Committee mandate addresses governance leadership; ethics policy; governance documents and disclosure; board and committee evaluations; director nominations; share ownership policies; director orientation and education; meetings and reporting requirements; and, advisors and resources. See page 39 for the Committee report.

Compensation Committee

Director and officer compensation

The Compensation Committee is tasked with recommending compensation for Nexen’s directors and officers. CEO compensation is reviewed by the Committee and recommended to the independent directors for approval.

Independence

All seven Compensation Committee members are independent under our categorical standards.

Mandate

The Compensation Committee mandate addresses compensation and human resources leadership; CEO goals, objectives and performance; director, Board Chair, CEO and overall compensation programs; succession and development; meetings and reporting requirements; committee governance; and advisors and resources. See page 37 for the Committee report.

Outside compensation consultant

See page 37 for disclosure about the Compensation Committee’s outside compensation consultant.

Nexen Inc. 2008 Management Proxy Circular

Other Board Committees

There are three additional standing board committees whose mandates address committee meetings, reporting, governance, advisors and resources.

▪   The Finance Committee mandate speaks to the financial leadership; management and risk management; and, transactions. Its report is on page 41.

▪   The HSE & SR Committee mandate covers health, safety, environment and corporate social responsibility, leadership, performance, compliance and risk management. Its report is on page 42.

▪   The Reserves Committee mandate addresses reserves leadership and reserves evaluation. Its report is on page 44.

Board Assessments

▪   The Governance Committee leads an annual evaluation of the performance of the board, all board committees, the Board Chair, Committee Chairs and individual directors. The evaluation carried out in 2007 showed that all individuals and groups were effectively fulfilling their responsibilities.

▪   Four separate tools covering self, peer and 360 reviews are used to evaluate each of the performance areas: overall board, individual committees, board chair, individual committee chairs, self and peer.

▪   Each director completes a detailed questionnaire that explores his or her views on the six performance areas and solicits feedback on the major areas of risk and crisis management, corporate governance, director recruitment, strategic planning, CEO performance and compensation, executive succession, and diversity.

▪   The confidential responses are tabulated and analyzed by our independent third-party consultant, Dr. Richard Leblanc. He provides an executive summary to the Governance Committee Chair and the Board Chair, together with a tabulation of the quantitative scores and all qualitative commentary, without individual directors being identified.

▪   A confidential management questionnaire and interviews with the Board Chair provide a comprehensive 360 review of the board, its committees and chairs.

▪   The Board Chair updates the Governance Committee Chair on any additional items that he may wish to explore in his interviews with the directors.

▪   The Governance Committee Chair has a formal confidential interview with each director including, as appropriate, matters highlighted by Dr. Leblanc or resulting from the management questionnaires and interviews. The Board Chair conducts a similar confidential interview with the Governance Committee Chair.

▪   A full report on the evaluation is presented by the Board Chair and the Governance Committee Chair to the Governance Committee and the board at the February meetings.

▪   The Governance Committee and the board consider whether any changes to the composition of the board, its committees or chairs are appropriate in light of the results of the evaluation.

▪   Management is advised of any processes which need improvement and any other recommendations from the Governance Committee and the board. Areas in which education has been requested or recommended are also provided to management, who prepare an annual program.

NYSE CORPORATE GOVERNANCE
RULES COMPLIANCE

Independent Directors

Ten of the 12 nominees (83%) proposed by management for election to the board are independent.

Independence Tests

On February 14, 2008, the board affirmatively determined the independence of 10 of its 12 members under our categorical standards, which meet or exceed all requirements of the NYSE rules, including that the independent directors have no material relationships with Nexen.

Executive Sessions

Pursuant to the board mandate, non-management directors meet in executive sessions, without management, at every regularly scheduled board meeting (five times a year) and any other time they decide is necessary.

Nominating and Corporate Governance Committee

Independence

All seven Governance Committee directors are independent.

Mandate

▪   The Governance Committee’s mandate addresses each of the NYSE requirements.

▪   The Committee participates in the annual board performance evaluation.

▪   See page 39 for a report on the activities of the Committee.

Compensation Committee

Independence

All seven Compensation Committee directors are independent.

Mandate

▪   The Compensation Committee’s mandate addresses each of the NYSE requirements.

▪   The independent directors of the board, on the recommendation of the Committee, determine the CEO’s compensation level based on an evaluation of performance in light of compensation market conditions and approved corporate goals and objectives.

▪   See page 37 for the Committee report, which is also included in our Form 10-K.

Performance evaluation

The Committee participates in the annual board performance evaluation.

Audit Committee

Requirements of Rule 10A-3 under the Exchange Act

Our categorical standards are consistent with the requirements of Rule 10A-3 of the Exchange Act and all members of the Audit Committee are independent under that standard.

Nexen Inc. 2008 Management Proxy Circular

Audit Committee Additional Requirements

Members and financial expertise

▪   All six members of the Audit Committee are financially literate pursuant to the definition adopted by the board on February 14, 2008: “having, through education, experience, supervision or oversight: an understanding of generally accepted accounting principles and financial statements and the ability to assess the general application of such principles in connection with the accounting for estimates, accruals and reserves. Such understanding to have been acquired by:

     (i)     education and experience as a principal financial officer, principal accounting officer, controller, public accountant or auditor or experience in one or more positions that involve the performance of similar functions, in respect of one or more entities of similar complexity to Nexen;

     (ii)    experience actively supervising a principal financial officer, principal accounting officer, controller, public accountant, auditor or person performing similar functions, in respect of one or more entities of similar complexity to Nexen;

    (iii)    experience overseeing or assessing performance of companies or public accountants with respect to the preparation, auditing or evaluation of financial statements; or,

     (iv)   other relevant experience.”

▪   Three members have been designated by the board as audit committee financial experts under final rules issued by the SEC pursuant to the requirements of Sarbanes-Oxley.

Independence under Section 303A.02

Our categorical standards are consistent with the requirements of section 303A.02 and all members of the Audit Committee are independent under that standard.

Report

▪   See page 35 for the Audit Committee report, which is also included in our 10-K.

Performance evaluation

The Committee participates in the annual board performance evaluation.

Mandate

▪   The Audit Committee’s mandate addresses each of the NYSE requirements.

▪   The Committee holds separate closed sessions (without management) with each of the internal auditor and IRCAs at every regularly scheduled meeting.

Internal audit function

Nexen has an internal audit function. The internal auditor reports to and has a closed session (without management) with the Committee at each of its regularly scheduled meetings.

Shareholder Approval of Equity Compensation Plans

▪   Shareowners approved Nexen’s stock option plan and revisions to it, including changing it to a TOPs plan.

▪   Nexen has two DSU programs for non-executive directors. For these, we follow the TSX rules which, unlike the NYSE rules, exempt plans from shareowner approval where the common shares issued under the plan are purchased on the open market rather than being newly issued shares.

Corporate Governance Guidelines

Our corporate governance policy is attached as Schedule B.

Code of Business Conduct and Ethics

Our ethics policy is described on page 5 and is available at www. nexeninc.com

Foreign Private Issuer Disclosure

Nexen is a foreign private issuer in the US. However, except as noted under “Shareholder Approval of Equity Compensation Plans” above, our corporate governance practices do not differ in any significant ways from those followed by domestic US companies under NYSE listing standards.

Certification of Requirements

CEO certification

On February 21, 2008, the CEO certified to the NYSE that he was not aware of any violation by Nexen of NYSE corporate governance listing standards as disclosed in our Form 10-K filed with the SEC.

CEO notification of non-compliance

There have been no incidences of material non-compliance with any applicable provisions of section 303A of the NYSE listing standards.

Written affirmations

Nexen provided a foreign private issuer annual written affirmation to the NYSE on February 21, 2008 and an interim written affirmation on April 26, 2007 reporting changes to audit committee membership.

Public Reprimand Letter

No reprimand letter has been issued to Nexen by the NYSE.

Nexen Inc. 2008 Management Proxy Circular

CORPORATE GOVERNANCE POLICY

Policy Number

A103

Original Approval Date

September 18, 1996

Revised and Approved

November 1, 2000, July 17, 2003, February 10, 2003 and October 13, 2005 and December 5, 2006

Last Approved

December 3, 2007

Prepared by

Chief Legal Officer

Approved by

President and CEO; Governance Committee; Board

Policy

Nexen is committed to transparency and responsible corporate governance practices. The corporate governance policy is a framework for the way in which corporate governance is carried out within Nexen. We believe that these practices benefit all of our stakeholders and must be maintained as an essential part of our operations. Nexen will review this policy annually to ensure that it includes the most current governance standards and best-in-class practices.

The Board

Duties and Responsibilities

The board is responsible for the stewardship of Nexen, providing independent, effective leadership to supervise the management of Nexen’s business and affairs and to grow value responsibly, in a profitable and sustainable manner.

The board annually reviews and confirms or updates its mandate which sets out the duties and responsibilities of the board. The board mandate will be publicly disclosed.

Independence from Management

The board meets without management at every regularly scheduled meeting and as the board deems necessary, at non-regularly scheduled meetings.

Size of Board and Selection Process

As required by Nexen’s articles, the board consists of between 3 and 15 directors at all times. Directors are elected by the shareholders each year at the AGM. The board may from time to time appoint additional directors between AGMs, who will serve until the next AGM.

All candidates for election or appointment to the board will initially be reviewed and recommended by the Governance Committee. The Committee maintains an evergreen list of potential board directors. The list is comprised of people who the Committee feels would be appropriate to be asked to join the board if or when they are available to do so and who complement the current skills matrix and fit within the independence requirements of the board and its committees. From time to time, the Committee engages a search firm to identify new candidates for recommendation to the board.

Directors

Duties and Responsibilities

Each individual director of Nexen will contribute actively and collectively to the effective governance of Nexen. The board annually reviews and confirms or updates the individual director mandate which sets out the duties and responsibilities of individual directors. The individual director mandate will be publicly disclosed.

Independence

The board annually reviews and confirms or updates the categorical standards. The categorical standards set out the requirements for determining independence of directors and members of the Audit Committee. The categorical standards will be publicly disclosed.

The board annually, and when circumstances require, reviews and makes a determination on the independence of each director in light of the categorical standards and applicable law. The independence determinations will be disclosed publicly.

Nexen will maintain an independent board at all times, with at least two-thirds of the members determined to be independent.

Attendance

Directors will strive for perfect attendance at all board and board committee meetings and are expected to attend at least 75% of all board and applicable board committee meetings, combined. Nexen will publicly disclose the director attendance record annually. The Governance Committee will review the circumstances that prevented any director from achieving the minimum attendance level and report its findings to the board.

Material Change in Status

The board has determined that the Governance Committee will assess the appropriateness of continued board service when any director has a material change in status that could compromise his or her ability to act as a director of Nexen. Any director who has a material change in employment or health status is required to immediately notify the Chair of the Committee. The Committee will advise the board and provide recommendations on the director’s continued service to Nexen. It is not intended that a director who has a material change in employment or health status be required to leave the board, but the Committee has the responsibility to assess the continued appropriateness of board membership under the relevant circumstances.

Orientation

Nexen has established and maintains an in-depth orientation program for new directors which includes: information on the role of the board and each of its committees; company and industry information; and, the contribution individual directors are expected to make. Each new director receives a binder with up-to-date information on Nexen’s corporate and organizational structure, recent filings and financial information, governance documents and important policies and procedures. Each new director will attend an orientation session detailing the values and strategy of Nexen and reviewing its operations, internal structure and processes. As well, regardless of which committees a new director is on or will be appointed to, each new director will be invited to attend a full set of committee meetings.

Nexen Inc. 2008 Management Proxy Circular

Continuing Education

Presentations are made regularly to the board and committees to educate and keep them informed of changes within Nexen and in legal, regulatory and industry requirements and standards. Special presentations on operations and issues of particular business units are provided to all directors from time to time. Trips to various operating sites are also arranged for directors. The Governance Committee reviews information on available external educational opportunities and ensures directors are aware of the opportunities. Nexen pays tuition and expenses for directors to attend relevant external education sessions. Nexen will and does pay for membership dues for each of the directors in an appropriate organization that provides relevant publications and educational opportunities.

Performance Evaluation

Every director participates in the annual performance evaluation review. The review consists of a questionnaire, interview process and a 360° review by members of management, also by way of questionnaire and interviews. The responses to the questionnaire, which explores the performance of the board as a whole, all board committees, and the performance and skills of individual directors, including self-evaluation are submitted to an independent, third-party for analysis. A report is provided to the Chair of the Governance Committee who then holds one-on-one interviews with the directors, including discussing peer performance. Management’s responses to its questionnaire are reviewed by the Board Chair who holds one-on-one interviews with the various members of management surveyed. The results of the questionnaires and the interviews are presented to the Board Chair and the whole Governance Committee. The Governance Committee then reports to the board and recommends any changes or further actions to address issues that were identified.

Compensation

Nexen reviews the compensation of directors, the Board Chair and the committee chairs regularly. The Compensation Committee makes recommendations to the board with respect to compensation of directors, the Board Chair and committee chairs. All compensation paid to directors will be publicly disclosed.

Performance-Based Compensation

Directors who are not officers of Nexen are not eligible to receive stock options. They do receive alternate performance-based compensation, currently deferred stock units. All performance-based compensation granted to directors will be publicly disclosed.

Retirement

Directors 75 years of age will not be eligible to stand for election at the next AGM. Directors who turn 75 during their term are eligible to finish out that term.

Term Limit

Nexen has not set a limit on the number of annual terms for which its directors may stand for re-election. While term limits ensure fresh viewpoints on the board, they also cause a company to lose the valuable contributions of those directors who best understand the business of the company and the challenges it faces. In order to ensure board renewal in the absence of term limits, annual performance evaluations are conducted and Nexen has strict a retirement age policy.

Board Committees

Independence from Management

Board committees meet without management at each regularly scheduled meeting.

A director who is an officer of Nexen will not be a member of any board committee.

Committees

Nexen is required to have an audit committee, a compensation committee, a nominating/corporate governance committee and a reserves committee. The board has also authorized a Finance Committee and a HSE & SR Committee. The board may also authorize other committees, as it feels are appropriate.

The Audit Committee assists the board in overseeing (i) the integrity of the annual and quarterly financial statements to be provided to shareholders and regulatory bodies; (ii) compliance with accounting and finance based legal and regulatory requirements; (iii) the independent auditor’s qualifications and independence; (iv) the system of internal accounting and financial reporting controls that management has established; (v) performance of the internal and external audit process and the independent auditor; and, (vi) implementation and effectiveness of the ethics policy and the compliance programs under the ethics policy.

The Compensation Committee assists the board in overseeing (i) key compensation and human resources policies; (ii) Chief Executive Officer and executive management compensation; and, (iii) executive management succession and development.

The Governance Committee assists the board in overseeing (i) the development and implementation of principles and systems for the management of corporate governance; (ii) identifying qualified candidates and recommending nominees for director and board committee appointments; and, (iii) evaluations of the board, board committees, all individual directors, the Board Chair and committee chairs, all with a view to ensuring Nexen is “leading edge” in implementing best-in-class corporate governance practices.

The Finance Committee assists the Audit Committee and the board in overseeing (i) financial policies and strategies including capital structure; (ii) financial risk management practices; (iii) pension matters; and, (iv) transactions or circumstances which could materially affect the financial profile of Nexen.

The Reserves Committee assists the Audit Committee and the board in overseeing the annual review of Nexen’s petroleum and natural gas reserves and disclosure of reserves data and related oil and gas activities.

The HSE & SR Committee assists the board in overseeing due diligence in the development and implementation of systems for the management of health, safety, environment and social responsibility.

Mandates

Each current board committee has developed a mandate, setting out its duties and responsibilities, which has been approved by the board. All board committee mandates are reviewed annually by the Governance Committee and the relevant board committee. Any changes to board committee mandates will be approved by the board. All board committee mandates will be publicly disclosed.

Nexen Inc. 2008 Management Proxy Circular

Member Independence

All members of the Audit Committee, Compensation Committee and the Governance Committee will be independent pursuant to Nexen’s categorical standards and applicable law. The categorical standards set out additional independence requirements for members of the Audit Committee. A majority of the members of the Finance Committee, the Reserves Committee and the HSE & SR Committee will be independent pursuant to Nexen’s categorical standards and applicable law. The board annually reviews and makes a determination on the independence of each of the members of the committees in light of the categorical standards. Independence of all committee members will be publicly disclosed.

Audit Committee Financial Experts

All members of the Audit Committee will be financially literate. “Financial literacy” is defined by the board and the definition will be publicly disclosed. At least one member of the Audit Committee will be an audit committee financial expert under applicable law. The board annually reviews and makes a determination on audit committee financial experts. Those members of the Audit Committee who are determined to be audit committee financial experts will be publicly disclosed.

Reporting

The board receives reports from the board committees following each board committee meeting. The board committees also report to other board committees from time to time, as required.

Board, Board Committees and Individual Directors

Advisors

The board and all board committees will have the authority to engage independent advisors, at Nexen’s expense, to assist them in carrying out their responsibilities. Individual directors may engage independent advisors at Nexen’s expense in appropriate circumstances and with the approval of the Governance Committee.

Chairs

Duties and Responsibilities of the Chairs

The board has adopted and maintains and annually reviews and updates or confirms the position descriptions for the Board Chair and the committee chairs which set out the duties and responsibilities of the chairs. The position descriptions for the board and committee chairs will be publicly disclosed.

Term Guidelines for Chairs

The board has determined that the Board Chair and committee chairs will serve for a term of no more than five years, unless circumstances exist that make continuity of leadership desirable at the time. Accordingly, on February 10, 2005, the board adopted term guidelines of five years for service as the Board Chair or a committee chair, subject to review by the Governance Committee in each case.

Officers

Duties and Responsibilities of the Chief Executive Officer (CEO)

The board has adopted and regularly reviews and updates or confirms the CEO position description which sets out the duties and responsibilities of the CEO. The CEO position description will be publicly disclosed.

The board also reviews and approves annual objectives for the CEO. The independent directors, with recommendations from the Compensation Committee, annually approve CEO compensation in light of the achievement of the annual objectives and performance measurement indicators and considering Nexen’s performance and relative shareholder returns, the value of similar incentive awards to CEOs at comparable companies and the awards given to Nexen’s past CEOs.

Duties and Responsibilities of Other Officers

The board has adopted and regularly reviews and updates or confirms position descriptions which set out the duties and responsibilities for each of the CFO and the Secretary. The CFO and Secretary position descriptions will be publicly disclosed.

Succession Planning

The Compensation Committee reviews and reports to the board annually on the succession plan for Nexen’s CEO and senior management.

Directors and Officers

Share Ownership

The board regularly reviews its guidelines for share ownership of directors and officers. The guidelines will be publicly disclosed.

Loans

Nexen will not make any loans to its directors or officers.

Policies

Ethics Policy

The Governance Committee, the Audit Committee and the board annually review and update or confirm the ethics policy applicable to all directors, officers and employees. The board, through the Audit Committee, receives regular reports on compliance with the ethics policy. The ethics policy will be publicly disclosed on Nexen’s website. Any waivers of or changes to the ethics policy require board approval and will be appropriately disclosed.

The ethics policy contains provisions for the submission of complaints by employees and others with respect to financial reporting, internal accounting and audit matters. The ethics policy includes protection from retaliation for employees who submit complaints in good faith.

Nexen has developed and regularly reviews and updates all related policies set out in the ethics policy.

Nexen Inc. 2008 Management Proxy Circular

Trading in Company Securities Policy

To prevent insider trading, Nexen has developed and regularly reviews and updates the procedures under its trading in company securities policy applicable to all directors, officers and employees.

External Communications Policy

Nexen has developed and annually reviews and updates or confirms its external communications policy. The external communications policy will be publicly disclosed on Nexen’s website.

Disclosure

Compensation Consultant/Advisor

If a compensation consultant or advisor has been retained to assist in determining compensation for any of the directors or officers, Nexen will disclose: the identity of the consultant or advisor; the mandate for which they were retained; and the nature of any other work the consultants or advisor was retained by Nexen to perform.

Annual Governance Reporting

Nexen will annually publicly disclose its governance practices in compliance with relevant Canadian and US laws or rules.

Ongoing Governance Disclosure

Nexen will publicly disclose its corporate governance policy; categorical standards; mandates of the board, individual directors and all board committees; position descriptions for the Board Chair, committee chairs, CEO, CFO and Secretary; its ethics policy; and, the external communications policy, as referred to in this corporate governance policy.

Nexen will publicly disclose any waivers of any of the provisions of or any changes to any one of its corporate governance policy; categorical standards; mandates of the board, individual directors and all board committees; position descriptions for the Board Chair, committee chairs, CEO, CFO and Secretary; its ethics policy; and, the external communications policy, as referred to in this corporate governance policy.

Access to Disclosures

Documents and information referred to in this policy as being publicly disclosed may be accessed through the Governance section of Nexen’s website (www.nexeninc.com).  As required by law, certain information is included in Nexen’s annual proxy circular or its Form 10-K filing.

CATEGORICAL STANDARDS
FOR DIRECTOR INDEPENDENCE

General Information

The independence of all directors of Nexen will be reviewed at least annually by the board in light of the specific requirements set out below and these categorical standards are the basis for the independence determinations that will be made public in Nexen’s proxy circular (or in the absence of a proxy circular in Nexen’s Form 10-K), prior to directors standing for election or re-election to the board. Directors who meet the specific requirements of these categorical standards will be considered independent.

At least two-thirds of Nexen’s directors will be independent, pursuant to these categorical standards, at all times.

Directors who do not meet these standards for independence also make valuable contributions to the board and to Nexen by reason of their knowledge and experience.

These categorical standards meet or exceed the requirements set out in US SEC rules and regulations, Sarbanes-Oxley, the NYSE rules, National Policy 58-201 — Corporate Governance Guidelines, Multilateral Instrument 52-110 — Audit Committees and the applicable provisions of National Instrument 51-101 — Standards of Disclosure for Oil and Gas Activities, as may be in force at the time. These categorical standards may be amended from time to time by the board and will be amended when necessary to comply with regulatory requirements. The current categorical standards will be disclosed annually.

Definitions

An “Affiliate” of a specified person (which includes a corporate entity or partnership) is a person that directly or indirectly through one or more intermediaries controls, or is controlled by, or is under common control with, the specified person.

“Immediate Family Member” includes a person’s spouse, parents, children, step-children, siblings, mothers and fathers-in-law, sons and daughters-in-law, brothers and sisters-in-law, and anyone (other than domestic employees who are employees of the person or the person’s Immediate Family Member) who shares the person’s home.

“Officer” means a chair, vice chair, chief executive officer, president, principal financial officer, principal accounting officer (or, if there is no such accounting officer, the controller), any vice president in charge of a principal business unit, division or function (such as sales, administration or finance) of an entity, and any other officer or person who performs a policy-making function for such an entity. Officers of subsidiaries or parents of an entity will be deemed to be officers of the entity if they perform policy-making functions for the entity. Where these categorical standards refer to a particular corporate characteristic, the reference should be read to also include any equivalent characteristic of a non-corporate entity.

Nexen Inc. 2008 Management Proxy Circular

Independence of Directors

(a)          To be considered independent, the board must affirmatively determine that a director does not have any direct or indirect material relationship with Nexen. A material relationship is a relationship which could, in the view of Nexen’s board, be reasonably expected to interfere with the exercise of a member’s independent judgement.

(b)          In addition, a director will not be independent if:

        (i)     the director is, or has been within the last three years, an employee or officer of Nexen, or an Immediate Family Member is, or has been within the last three years, an officer of Nexen1 other than a chair or vice chair of the board of directors or any committee of the board who acts or acted as such on a part-time basis;

       (ii)     the director or an Immediate Family Member received during any twelve-month period within the last three years more than the lesser of Cdn$75,000 or US$100,000 in direct compensation from Nexen, other than: (A) director and committee fees and pension or other forms of deferred compensation for prior service (provided such compensation is not contingent in any way on continued service); or, (B) compensation received for prior service as an interim chief executive officer;

       (iii)    (A) the director or an Immediate Family Member is a current partner of a firm that is Nexen’s internal or external auditor; (B) the director is a current employee of such a firm; (C) the director has an Immediate Family Member who is a current employee of such a firm and who participates in the firm’s audit, assurance or tax compliance (but not tax planning) practice; or (D) the director or Immediate Family Member was within the last three years (but is no longer) a partner or employee of such a firm and personally worked on Nexen’s audit within that time.

       (iv)    the director or an Immediate Family Member is, or has been within the last three years, employed as an officer of another entity where any of Nexen’s present officers at the same time serves or served on that company’s compensation committee (or its equivalent); or

        (v)    the director is a current employee or an Immediate Family Member is a current officer of another company that has made payments to, or received payments from, Nexen for property or services in an amount which, in any of the last three fiscal years, exceeds the greater of US$1,000,000 or 2% of such other company’s consolidated gross revenues.

(c)    Contributions to tax exempt organizations shall not be considered “payments” under section (b)(v) above, provided however that Nexen shall disclose in its proxy circular (or its Form 10-K if there is no proxy circular), any such contributions made by Nexen to any tax exempt organization in which any independent director of Nexen serves as an officer, director or trustee if, within the preceding three years, contributions in any single fiscal year from Nexen to the organization exceeded the greater of US$1,000,000 or 2% of the organization’s consolidated gross revenues or, excluding Nexen’s automatic matching of employee charitable contributions, exceeded 10% of Nexen’s annual charitable contributions.

Loans to Directors

Nexen will not make or arrange any personal loans or extensions of credit to directors.

Committee Members

All members of the Audit Committee, the Compensation Committee and the Governance Committee shall be independent pursuant to these categorical standards. A majority of the members of the Reserves Committee shall be independent pursuant to these categorical standards. Members of Nexen’s Audit Committee will also be required to meet the additional criteria set out below to be considered independent for the purposes of membership on the Audit Committee.

Audit Committee Members

In addition to satisfying the specific requirements set out above, directors who are members of Nexen’s Audit Committee will not be considered independent for purposes of membership on the Audit Committee if:

▪     the Audit Committee member is an Affiliate of Nexen or any subsidiary of Nexen, apart from his or her capacity as a member of the board or of any other committee of the board;

▪     the Audit Committee member is both a director and an employee or is an officer, general partner or managing member of an Affiliate of Nexen2;

▪     the Audit Committee member or his or her spouse, minor child or step-child, or child or step-child sharing a home with the Audit Committee member accepts any consulting, advisory or other compensatory fee from Nexen or any subsidiary of Nexen, apart from in his or her capacity as a member of the board or of any other committee of the board, and other fixed amounts of compensation under a retirement plan (including deferred compensation) for prior service (provided such compensation is not contingent in any way on continued service); or

▪     the Audit Committee member is a partner, member, managing director, officer or person occupying a similar position (except limited partners, non-managing members and those occupying similar positions who, in each case, have no active role in providing the services) of a firm which provides consulting, legal, accounting, investment banking or financial advisory services to Nexen or any subsidiary of Nexen for fees, regardless of whether the Audit Committee member personally provided the services for which the fees are paid.

Notes:

1   While a facts-based analysis is required to determine whether a director is an Affiliate, a person who is a director or employee, but not also an officer, general partner, or managing member, of a shareholder owning 10% or more of any class of voting securities of Nexen is independent for both board and Audit Committee purposes, absent any other indications of a material relationship with Nexen.

2   In this section the term “Nexen” includes any parent or subsidiary in a consolidated group with Nexen.

Nexen Inc. 2008 Management Proxy Circular

BOARD MANDATE

The board of Nexen has the oversight responsibility and specific duties described below. In addition, individual directors have the responsibility and specific duties set out in the individual director mandate and any other mandate or position description that applies to them.

Composition

The board will be comprised of between three and 15 directors, as determined by the board. At least two-thirds of the board members will be independent under the categorical standards adopted by the board and applicable law.

All board members will have the skills and abilities appropriate to their appointment as directors. It is recognized that the right mix of experiences and competencies will ensure that the board will carry out its duties and responsibilities in the most effective manner.

Except as set out in the by-laws, board members will be elected at the annual meeting of shareholders each year and will serve until their successors are duly appointed or elected.

Responsibility

The board is responsible for the stewardship of Nexen, providing independent, effective leadership to supervise the management of Nexen’s business and affairs to grow value responsibly, in a profitable and sustainable manner.

Specific Duties

The board will:

Leadership

1.      Provide leadership and vision to supervise the management of Nexen in the best interests of its shareholders.

2.      Provide leadership in setting the mission, vision, principles, values, strategic plan and annual operating plan of Nexen, in conjunction with the CEO.

CEO

3.      Select, appoint, evaluate and, if necessary, terminate the CEO.

4.      Receive recommendations on appropriate or required CEO competencies and skills from the Compensation Committee.

5.      Approve or develop the corporate objectives that the CEO is responsible for meeting and assess the CEO against those objectives.

Succession and Compensation

6.      Implement a succession plan, including appointing, training and monitoring the performance of senior management.

7.      With the advice of the Compensation Committee, approve the compensation of senior management and approve appropriate compensation programs for Nexen’s employees.

Corporate Social Responsibility, Ethics and Integrity

8.      Provide leadership to Nexen in support of its commitment to corporate social responsibility.

9.      Foster ethical and responsible decision making by management.

10.    Set the ethical tone for Nexen and its management.

11.    Take all reasonable steps to satisfy itself of the integrity of the CEO and management and satisfy itself that the CEO and management create a culture of integrity throughout the organization.

12.    At the recommendation of the Governance Committee and the Audit Committee, approve Nexen’s ethics policy.

13.    Monitor compliance with Nexen’s ethics policy. Decline or grant and ensure appropriate disclosure of any waivers of the ethics policy for officers and directors.

14.    With the Audit Committee and the Board Chair, respond to potential conflict of interest situations.

Governance

15.    With the Governance Committee, develop Nexen’s approach to corporate governance, including adopting a corporate governance policy that sets out the principles and guidelines applicable to Nexen.

16.   Once or more annually, as the Governance Committee decides, receive for consideration that Committee’s evaluation and any recommended changes, together with the evaluation and any further recommended changes of another board committee, if relevant, to each of the following:

         i.        corporate governance policy;

         ii.       categorical standards;

         iii.      board mandate;

         iv.      individual director mandate (which will set out the expectations and responsibilities of directors);

         v.       Board Chair position description;

         vi.      Audit Committee mandate;

         vii.     Audit Committee Chair position description;

         viii.    Compensation Committee mandate;

         ix.      Compensation Committee Chair position description;

         x.       Governance Committee mandate;

         xi.      Governance Committee Chair position description;

         xii.     Finance Committee mandate;

         xiii.    Finance Committee Chair position description;

         xiv.    Reserves Committee mandate;

         xv.     Reserves Committee Chair position description;

         xvi.    HSE & SR Committee mandate;

         xvii.    HSE & SR Committee Chair position description;

         xviii.   CEO position description;

         xix.    CFO position description; and

         xx.     Secretary position description.

17.    With the Governance Committee, ensure that Nexen’s governance practices and policies are appropriately disclosed.

18.    At the recommendation of the Governance Committee, annually determine those individual directors proposed to be nominated for election at the next annual general meeting of shareholders.

19.    At the recommendation of the Governance Committee, annually determine those individual directors to be designated as independent under the categorical standards and ensure appropriate disclosures are made.

Nexen Inc. 2008 Management Proxy Circular

20.     At the recommendation of the Governance Committee, annually determine those individual directors to be designated as audit committee financial experts under applicable law and ensure appropriate disclosures are made.

21.     At the recommendation of the Governance Committee, approve any changes to Nexen’s policies on attendance and material change in employment or health in status of individual directors.

22.     At the recommendation of the Governance Committee, review the circumstances of any director’s material change in employment or health status and determine the appropriate action to be taken.

23.     At the recommendation of the Governance Committee, review and determine whether it is appropriate to accept any director resignation submitted as a result of a failure to receive a majority vote at the AGM according to Nexen’s by-laws.

24.     Review the report of the Governance Committee on the circumstances that prevented a director from achieving the minimum attendance level and determine the appropriate action to be taken.

Communications, Disclosure and Compliance

25.     Adopt an external communications policy for Nexen which addresses disclosure matters.

26.     At least annually review the external communications policy and consider any recommended changes.

27.     Ensure policies and procedures are in place to ensure Nexen’s compliance with applicable law, including timely disclosure of relevant corporate information and regulatory reporting.

28.     Adopt measures for receiving feedback from stakeholders and ensure appropriate disclosures of the measures are made.

Board Chair

29.     Annually appoint an independent director as the Board Chair.

Committees

30.     Appoint an Audit Committee comprised of all independent directors with the responsibility to assist the board in fulfilling its oversight responsibilities with respect to (i) the integrity of annual and quarterly financial statements to be provided to shareholders and regulatory bodies; (ii) compliance with accounting and finance based legal and regulatory requirements; (iii) the independent auditor’s qualifications and independence; (iv) the system of internal accounting and financial reporting controls that management has established; (v) performance of the internal and external audit process and of the independent auditor; and, (vi) implementation and effectiveness of the ethics policy and the compliance programs under the ethics policy.

31.     Appoint a Compensation Committee comprised of all independent directors with the responsibility to assist the board in fulfilling its oversight responsibilities with respect to (i) key compensation and human resources policies; (ii) CEO and executive management compensation; and, (iii) executive management succession and development.

32.     Appoint a Governance Committee comprised of all independent directors with the responsibility to assist the board in fulfilling its oversight responsibilities with respect to (i) the development and implementation of principles and systems for the management of corporate governance; (ii) identifying qualified candidates and recommending nominees for director and board committee appointments; and, (iii) evaluations of the board, board committees, all individual directors, the Board Chair and committee chairs, all with a view to ensuring Nexen is “leading edge” in implementing best-in-class corporate governance practices.

33.     In the board’s discretion, appoint a Finance Committee comprised of a majority of independent directors with the responsibility to assist the Audit Committee and the board in fulfilling their oversight responsibilities with respect to (i) financial policies and strategies including capital structure; (ii) financial risk management practices; (iii) pension matters; and, (iv) transactions or circumstances which could materially affect the financial profile of Nexen.

34.     Appoint a Reserves Committee comprised of a majority of independent directors with the responsibility to assist the Audit Committee and the board in fulfilling their oversight responsibilities with respect to the annual review of Nexen’s petroleum and natural gas reserves and disclosure of reserves data and related oil and gas activities.

35.     In the board’s discretion, appoint an HSE & SR Committee comprised of a majority of independent directors with the responsibility to assist the board in fulfilling its oversight responsibilities with respect to due diligence in the development and implementation of systems and programs for the management of health, safety, environment and social responsibility, with a view to ensuring Nexen remains on the “leading edge” in the ongoing institution of best-in-class practices.

36.     In the board’s discretion, appoint any other board committees that the board decides are needed and delegate to those board committees any appropriate powers of the board.

37.     In the board’s discretion, annually appoint the chair of each board committee.

Delegations and Approval Authorities

38.     Annually delegate approval authorities to the CEO and review and revise them as appropriate.

39.     Consider and, in the board’s discretion, approve financial commitments in excess of delegated approval authorities.

40.     Review and, at the recommendation of the Audit Committee, approve the annual results, financial statements, MD&A and Form 10-K prior to filing them or furnishing them to the applicable securities regulators and prior to any public announcement of financial results for the periods covered.

41.    In the board’s discretion, annually delegate to the Audit Committee the authority to approve or recommend to the board for consideration the quarterly results, financial statements, MD&A, Form 10-Q and all earnings news releases prior to filing them with or furnishing them to the applicable securities regulators and prior to any public announcement of financial results for the periods covered.

42.    Consider and, in the board’s discretion, approve any matters recommended by the board committees.

43.    Consider and, in the board’s discretion, approve any matters proposed by management.

Nexen Inc. 2008 Management Proxy Circular

Strategy

44.     Approve the development of strategic direction.

45.     Adopt a strategic planning process and, at least annually, approve a strategic plan for Nexen to maximize shareholder value, that takes into account, among other things, the opportunities and risks of Nexen’s business.

46.     Monitor Nexen’s performance in light of the approved strategic plan.

Annual Operating Plan

47.     At least annually, approve an annual operating plan for Nexen including business plans, operational requirements, organizational structure, staffing and budgets, that support the strategic plan.

48.     Monitor Nexen’s performance in light of the approved annual operating plan.

Risk Management

49.     Ensure policies and procedures are in place to: identify Nexen’s principal business risks and opportunities; address what risks are acceptable to Nexen; and, ensure that appropriate systems are in place to manage the risks.

50.     Ensure policies and procedures designed to maintain the integrity of Nexen’s disclosure controls and procedures are in place.

51.     Ensure policies and procedures designed to maintain the integrity of Nexen’s internal control over financial reporting are in place.

52.     Ensure policies and procedures designed to maintain appropriate auditing and accounting principles and practices are in place.

Orientation/Education

53.    With the Governance Committee, oversee the development and implementation of the director orientation program.

54.    With the Governance Committee, oversee the development and implementation of the ongoing director education program.

Board Performance

55.     Oversee the process of the Governance Committee’s annual evaluation of the performance and effectiveness of the board, board committees, all individual directors, the Board Chair and committee chairs.

56.            Participate in an annual evaluation of board performance by the Governance Committee.

57.            Receive and consider a report and recommendations from the Governance Committee on the results of the annual evaluation of the performance and effectiveness of the board, board committees, all individual directors, the Board Chair and committee chairs.

Board Meetings

58.    Meet at least five times annually and as many additional times as needed to carry out its duties effectively. The board may, on occasion and in appropriate circumstances, hold a meeting by telephone conference call.

59.    Meet in separate, non-management, in camera sessions at each regularly scheduled meeting.

60.    Regularly meet in separate, independent and non-management in camera sessions via meetings of the fully independent committees.

61.    Meet in separate, non-management, closed sessions with any internal personnel or outside advisors, as needed or appropriate.

Advisors/Resources

62.    Retain, oversee, compensate and terminate independent advisors who assist the board in its activities.

63.    Receive adequate funding from Nexen for independent advisors and ordinary administrative expenses that are needed or appropriate for the board to carry out its duties.

Other

64.     To honour the spirit and intent of applicable law as it evolves, authority to make minor technical amendments to this mandate is delegated to the Secretary, who will report any amendments to the Governance Committee at its next meeting.

65.     Once or more annually, as the Governance Committee decides, this mandate will be fully evaluated and updates recommended to the board for consideration.

Nexen Inc. 2008 Management Proxy Circular

SUMMARY OF TOPS PLAN

The following additional disclosure is provided with respect to the TOPs plan pursuant to the TSX rules. A copy of the TOPs plan is available on request from our Governance Office and is available at www.nexeninc.com.

Amendments in 2007

Nexen adopted certain amendments to its TOPs plan in 2007. The changes that were made comply with the provisions of the TOPs plan and TSX rules, which did not require the approval of our shareowners.

The main amendment eliminated the CEO’s ability to authorize early vesting or extend exercise periods for individual grants in limited circumstances. Certain other housekeeping amendments that had no effect on the operation of the plan were also made.

Other Plan Information

The TOPs plan is our only security-based compensation arrangement for the purposes of the disclosure requirements of the TSX. The TOPs plan provides an opportunity for employees to have a stake in Nexen’s future and have their interests aligned with the interests of shareowners. Any officer or employee of Nexen or any of its subsidiaries is eligible to participate in the TOPs plan. Non-executive directors do not participate in the TOPs plan.

The maximum number of common shares which may be reserved for issuance to insiders under the TOPs plan is 10% of the common shares outstanding at the time of the grant (on a non-diluted basis), less the aggregate number of common shares reserved for issuance to insiders under any other share compensation arrangement.

The maximum number of TOPs which may be issued to insiders of Nexen under the TOPs plan within a one year period is 10% of the common shares outstanding (on a non-diluted basis) at the time of issuance. The maximum number of TOPs which may be issued to any optionee under the TOPs plan will not exceed 5% of the issued and outstanding common shares (on a non-diluted basis) at the date of grant.

The board may determine at the time of grant of TOPs the exercise price for the TOPs provided that, if no specific determination is made, the exercise price will be the closing price of the shares on the TSX or NYSE, as applicable, on the last business day before the date of the grant of the TOPs (exercise price) or other price determined by a mechanism approved by the board and satisfactory to the TSX and NYSE. The exercise price may not be below the market price of the shares. As well, the exercise price of existing TOPs may not be reduced except for automatic adjustments arising from changes in Nexen’s share capital (share consolidations, share splits, etc.) or in accordance with the rules of the TSX and subject to any shareowner approval requirements imposed by the TSX.

Unless the board otherwise decides, TOPs can be exercised for shares or surrendered for a cash payment. The cash payment will be equal to the excess, over the exercise price, of the closing price of Nexen’s common shares on the TSX or NYSE, as applicable, on the day of surrender of the TOPs or, if there is no trading of the shares on the TSX or NYSE that day, the last business day before the date of surrender of the TOPs.

Nexen does not have the right under the TOPs plan to transform a TOPs into a stock appreciation right involving an issuance of securities from treasury.

TOPs terminate and may not be exercised or surrendered in the following circumstances:

Reason for Termination	Exercisable Until
Retirement	The earliest of scheduled expiry and 18 months from termination of active employment
Death	The earliest of scheduled expiry and 18 months from death
Termination for just cause	Termination of active employment
Termination for any reason other than death, retirement or termination for cause	The earliest of scheduled expiry and 90 days from termination of active employment

The following are also terms of the TOPs plan:

▪    TOPs are non-transferable and non-assignable other than to the estate of a TOPs holder by operation of law.

▪    The board may amend, suspend or discontinue the TOPs plan at any time provided that no amendment may increase the maximum number of common shares reserved for issue as options under the TOPs plan, change how the exercise price is determined or, without the consent of the holder of the TOPs, alter or impair any TOPs previously granted. No amendment, suspension or discontinuance, of the TOPs plan may contravene the requirements of the TSX or other relevant regulatory body.

▪    Nexen (or any affiliated entity) may not provide financial assistance to participants to purchase shares under the TOPs plan.

▪    The maximum exercise and surrender periods are five years from the date of grant.

▪    The TOPs plan is subject to shareowner approval, which was given on May 4, 2004. There are no entitlements under the TOPs plan that have been granted but are subject to ratification by shareowners.

Securities Authorized for Issuance under Equity Compensation Plans as of December 31, 2007
Plan Category	Number of Securities to be Issued on Exercise of Outstanding TOPs	Weighted-Average Exercise Price of Outstanding TOPs	Number of Securities Remaining Available for Future Issuance under Equity Compensation Plans
Equity compensation plans approved by shareowners	27,402,722	$20	29,430,190
Equity compensation plans not approved by shareowners	–	–	–
Total	27,402,722	$20	29,430,190

Nexen Inc. 2008 Management Proxy Circular

SUMMARY OF AMENDED AND RESTATED SHAREHOLDER RIGHTS PLAN

The following is a summary of the features of the 2008 Plan. This summary does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the 2008 Plan. A copy is available at www.nexeninc.com or on request from the Governance Office as set out on page 5. All capitalized terms used in this summary have the meanings given in the plan unless otherwise noted. Except as set out here, there are no material differences between the 2005 Plan and the 2008 Plan.

Amendments

The 2008 Plan contains three amendments. The first amendment is to Section 5.1(h) of the Rights Plan agreement, which provides that the Rights may be redeemed by the Board after the Separation Time has occurred if a Take-over Bid that is not a Permitted Bid is withdrawn or terminated, provided that the Rights Plan is deemed to continue to apply as if the Separation Time had not occurred. In order to give effect to the intent of Section 5.1(h) and ensure that the Rights Plan agreement will continue to apply in such circumstances, Section 5.1(h) has been amended to deem Nexen to have issued replacement Rights to all holders of its then outstanding Common Shares upon such redemption.

The second amendment to the 2008 Rights Plan involves changes to Sections 5.4(a) and (e) of the Rights Plan agreement to clarify that in the event that the Company amends the Rights Plan agreement with the consent of the Rights Agent, as currently provided by Section 5.4(a):

(i)      no amendment may be made that would materially adversely affect the interests of the holders of Rights generally; and

(ii)            any such amendment must be submitted for approval by shareowners of Nexen at the next meeting of shareowners or, if made after the Separation Time, the holders of Rights at a meeting to be called by a date immediately following the next meeting of shareowners, in accordance with the approval requirements of Section 5.4(e), and will only continue in effect if shareowner approval is obtained.

The third amendment is to Section 5.19 of the Rights Plan agreement, which currently provides that the Rights Plan agreement be ratified by a majority of the votes cast by Independent Shareholders of Nexen (being any holder of Nexen’s Common Shares other than an Acquiring Person or an Associate or Affiliate of that Person) at or prior to the 2011 annual meeting. The amendment to Section 5.19 changes this requirement so that, if required by the applicable rules of any stock exchange on which Nexen’s Common Shares are listed for trading, the Rights Plan agreement will be subject to ratification by a majority of the votes cast by all shareowners, not just Independent Shareholders, at or prior to the 2011 annual meeting. If this approval is not required by the rules of a stock exchange on which Nexen’s Common Shares are listed, the ratification requirement in the Rights Plan agreement will revert back to its current form and it will be subject to ratification by only the Independent Shareholders of Nexen within the same time frame.

Apart from the above-mentioned amendments, the 2008 Plan is identical to the 2005 Plan in all material respects.

Issuance of Rights

One Right was issued by Nexen for each Common Share outstanding at the close of business on August 6, 1999, the date the original Plan came into effect, and one Right was issued and will continue to be issued for each Common Share of Nexen issued after August 6, 1999 and before the earlier of the Separation Time and the Expiration Time. The 2005 Plan confirmed the Rights existing when it came into effect and it was confirmed that one Right would continue to be issued for each Common Share of Nexen issued after April 27, 2005 and before the earlier of the Separation Time and the Expiration Time. Under the 2008 Plan, the Rights are simply reconfirmed and Nexen reconfirms its authority to continue issuing one new Right for each Common Share issued. Each Right entitles the registered holder of the Right to purchase from Nexen one Common Share at an Exercise Price equal to three times the Market Price per Common Share prior to the Separation Time or, from and after the Separation Time, at an Exercise Price equal to three times the Market Price per Common Share as at the Separation Time, in each case subject to adjustment and certain anti-dilution provisions.

Rights are not exercisable until the Separation Time. If a Flip-in Event occurs, each Right entitles the holder to receive, upon payment of the Exercise Price, Common Shares of Nexen with an aggregate Market Price equal to two times the Exercise Price.

Nexen is not required to issue or deliver Rights, or securities upon the exercise of Rights, outside Canada or the U.S. where an issue or delivery of Rights would be against the law without registration of the relevant Persons or securities. The board may establish procedures for the issue to a Canadian resident fiduciary of these securities, to hold Rights or other securities in trust for the Persons beneficially entitled to them, to sell such securities, and to remit the proceeds to those Persons.

Trading of Rights

Until the Separation Time (or earlier termination or expiration), the Rights will be evidenced by the certificates representing the Common Shares of Nexen and will be transferable only together with the associated Common Shares. After the Separation Time, separate certificates evidencing the Rights (Rights Certificates) will be mailed to holders of record of Common Shares (other than an Acquiring Person) as of the Separation Time. Rights Certificates will also be issued for Rights in respect of Common Shares issued after the Separation Time and before the Expiration Time, to each holder (other than an Acquiring Person) converting securities that are exchangeable for Common Shares after the Separation Time. Rights will trade separately from the Common Shares after the Separation Time.

Separation Time

The Separation Time is the close of business on the tenth Business Day after the earlier of (i) the Stock Acquisition Date, which is generally the first date of public announcement of facts indicating that a Person has become an Acquiring Person; (ii) the date of the start of or first public announcement of the intent of any Person (other than Nexen or its Subsidiaries) to begin a Take-over Bid (other than a Permitted Bid or a Competing Permitted Bid); and (iii) the date upon which a Permitted Bid ceases to be a Permitted Bid, or such later date determined by the board. If a Take-over Bid expires, is cancelled, terminated or withdrawn prior to the Separation Time, it shall be deemed never to have been made.

Nexen Inc. 2008 Management Proxy Circular

Acquiring Person

In general, an Acquiring Person is a Person who is the Beneficial Owner of 20% or more of Nexen’s outstanding Common Shares, excluding (i) Nexen and its Subsidiaries, and (ii) any Person who becomes the Beneficial Owner of 20% or more of the outstanding Common Shares as a result of any one or a combination of: an acquisition or redemption of Common Shares by Nexen, a Permitted Bid Acquisition, an Exempt Acquisition, a Convertible Security Acquisition and a Pro Rata Acquisition.

In general:

(i)      a Permitted Bid Acquisition means an acquisition of Common Shares made pursuant to a Permitted Bid or a Competing Permitted Bid;

(ii)     an Exempt Acquisition means an acquisition of Common Shares

        A.    for which the board has waived the application of the Rights Plan;

        B.    which was made under Nexen’s dividend reinvestment plan;

        C.    which was made pursuant to the receipt or exercise of rights issued by Nexen to all the holders of Common Shares (other than holders resident in a jurisdiction where such distribution is restricted or impracticable as a result of applicable law) to subscribe for or purchase Common Shares or Convertible Securities (as long as the Person does not acquire such rights from any Person other than Nexen or, in that way, acquire a greater percentage of the Common Shares or Convertible Securities offered than the percentage owned immediately before the acquisition);

        D.    which was made pursuant to a distribution to the public of Common Shares or Convertible Securities by Nexen made under a prospectus (as long as the Person does not, in that way, acquire a greater percentage of the Common Shares or Convertible Securities offered than the percentage owned immediately before the distribution); or

        E.    which was made pursuant to a distribution of Common Shares or Convertible Securities by Nexen by way of a private placement or upon the exercise by an individual employee of options or rights granted under an option plan of Nexen or rights to purchase securities granted under a share purchase plan of Nexen;

(iii)         a Convertible Security Acquisition means an acquisition of Common Shares upon the exercise of Convertible Securities received by a Person pursuant to a Permitted Bid Acquisition, Exempt Acquisition or a Pro Rata Acquisition; and

(iv)        a Pro Rata Acquisition means an acquisition of Common Shares or Convertible Securities as a result of a stock dividend, a stock split or other similar event, acquired on the same pro rata basis as all other holders of Common Shares.

Also excluded from the definition of Acquiring Person are underwriters or members of a banking or selling group acting in connection with a distribution of securities by way of prospectus or private placement.

Beneficial Ownership

In general, a Person is deemed to Beneficially Own Common Shares actually held by others if those holdings are or should be grouped together for purposes of the Rights Plan. Included are holdings by the Person’s Affiliates (generally, a Person that controls, is controlled by, or under common control with another Person) and Associates (generally, spouses and relatives sharing the same residence). Also included are securities which the Person or any of the Person’s Affiliates or Associates has the right to acquire within 60 days (other than (i) customary agreements with and between underwriters and/or banking group and/or selling group members with respect to a public offering of securities; or (ii) pursuant to a pledge of securities).

A Person is also deemed to Beneficially Own any securities that are Beneficially Owned by any other Person with whom the Person is acting jointly or in concert (Joint Actor). A Person is a Joint Actor with any Person who is a party to an agreement, arrangement or understanding with the first Person or an Associate or Affiliate of the first Person to acquire or offer to acquire Common Shares.

Institutional Shareowner Exemptions
from Beneficial Ownership

There are several exemptions in the definition of Beneficial Ownership under which a Person is not considered to Beneficially Own a security. There are exemptions for institutional shareowners which apply to

(i)             an investment manager (Investment Manager) which holds securities in the ordinary course of business in the performance of its duties for the account of any other Person (Client);

(ii)     a licensed trust company (Trust Company) acting as trustee or administrator for the estates of deceased or incompetent persons (Estate Account) or for other accounts (Other Account) and which hold the securities in the ordinary course of its duties for those accounts;

(iii)    the administrator or the trustee (Plan Trustee) of a pension fund or plan (a Plan) registered under applicable law;

(iv)    a Person who is a Plan or is a Person established by law (the Statutory Body), and its ordinary business or activity includes the management of investment funds for employee benefit plans, pension plans, insurance plans, or various public bodies;

(v)    a Crown agent or agency; or

(vi)           a Person (Manager) that is the manager or trustee of a mutual fund (Mutual Fund) that is qualified to issue its securities to investors under Canadian provincial or U.S. securities law or is a Mutual Fund.

The exemptions only apply so long as the Investment Manager, Trust Company, Plan Trustee, Plan, Statutory Body, Crown agent or agency, Manager or Mutual Fund is not making or has not announced an intention to make a Take-over Bid.

A Person is not considered to Beneficially Own a security because (i) the Person is a Client of the same Investment Manager, an Estate Account or an Other Account of the same Trust Company, or Plan with the same Plan Trustee as another Person or Plan on whose account the Investment Manager, Trust Company or Plan Trustee, as the case may be, holds the security; or (ii) the Person is a Client of an Investment Manager, Estate Account, Other Account or Plan, and the security is owned at law or in equity by the Investment Manager, Trust Company or Plan Trustee.

Nexen Inc. 2008 Management Proxy Circular

Exemption for Permitted Lock-up Agreement

A Person is not considered to Beneficially Own any security where the holder of the security has agreed to tender or tendered that security, pursuant to a Permitted Lock-up Agreement to a Take-over Bid made by the Person or the Person’s Affiliates or Associates or a Joint Actor until the tendered security is accepted unconditionally for payment; or is taken up and paid for.

A Permitted Lock-up Agreement is generally an agreement between a Person and one or more holders of Common Shares who enter into a Permitted Lock up Agreement (a Locked up Person) under which each Locked-up Person agrees to tender Common Shares to a Take-over Bid (referred to as a Lock-up Bid) and which allows the Locked-up Person to withdraw its Common Shares to tender them to another Take-over Bid or to support another transaction: (i) at a price that exceeds the price under the Lock-Up Bid; or (ii) at an offer price that exceeds by at least a specified amount (Specified Amount) the offer price for each Common Share in the Lock-up Bid but that does not set out a Specified Amount that is greater than 7% of the offer price in the Lock-up Bid.

A Permitted Lock-up Agreement may contain a right of first refusal or require a period of delay to give the Person who made the Lock-up Bid an opportunity to match a higher price in another Take-over Bid. It may also contain a similar limitation on a Locked-up Person’s right to withdraw Common Shares as long as the limitation does not prevent the Locked-up Person from withdrawing Common Shares during the period of the other Take-over Bid or transaction. Finally, under a Permitted Lock-up Agreement there are limits on break up fees, top up fees, penalties and expenses payable by a Locked-up Person if the Locked-up Person fails to tender Common Shares to the Lock-up Bid or withdraws Common Shares previously tendered in order to deposit them to another Take-over Bid or support another transaction.

Flip-in Event

A Flip-in Event occurs when any Person becomes an Acquiring Person. If, prior to the Expiration Time, a Flip-in Event which has not been waived by the Board occurs, each Right (except for Rights Beneficially Owned by an Acquiring Person, an Affiliate or Associate of an Acquiring Person, a Joint Actor or a transferee of any such Person, which become null and void) will constitute, upon exercise, the right to purchase from Nexen the number of Common Shares having a total Market Price on the date of the Flip-in Event equal to twice the Exercise Price, for the Exercise Price (subject to anti-dilution adjustments). For example, if at the time of the Flip-in Event the Exercise Price is $150 and the Market Price of the Common Shares is $50, the holder of each Right would be entitled to purchase Common Shares having a total Market Price of $300 (that is, six Common Shares) for $150 (that is, a 50% discount from the Market Price).

Permitted Bid and Competing Permitted Bid

A Permitted Bid is a Take-over Bid made by way of a Take-over Bid circular and that complies with the following:

(i)      the Take-over Bid is made to all holders of record of Common Shares, other than the Offeror;

(ii)     the Take-over Bid contains irrevocable and unqualified conditions that:

         A.    no Common Shares shall be taken up or paid for under the Take-over Bid before the close of business on a date at least 60 days after the date of the Take-over Bid;

         B.   unless the Take-over Bid is withdrawn, Common Shares may be deposited to the Take-over Bid any time before the close of business on the date of first take-up or payment for Common Shares and all Common Shares deposited to the Take-over Bid may be withdrawn at any time before the close of business on that date;

         C.   more than 50% of the outstanding Common Shares held by Independent Shareholders must be deposited to the Take-over Bid and not withdrawn at the close of business on the date of first take-up or payment for Common Shares; and

         D.   in the event that more than 50% of the outstanding Common Shares held by Independent Shareholders have been deposited to the Take-over Bid and not withdrawn as at the date of first take-up or payment for Common Shares under the Take-over Bid, the Offeror will make a public announcement of that fact and the Take-over Bid will remain open for deposits and tenders of Common Shares for at least 10 Business Days from the date of the announcement.

A Competing Permitted Bid is a Take-over Bid that is made after any other Permitted Bid or Competing Permitted Bid has been made but before the expiry of the Permitted Bid or Competing Permitted Bid and that satisfies all the requirements of a Permitted Bid, other than the requirement that the bid remain open for 60 days, as long as it is open until the later of (i) the earliest date on which Common Shares may be taken-up or paid for under an earlier, existing Permitted Bid or Competing Permitted Bid; and, (ii) 35 days (or other number of days prescribed by applicable Alberta law) after the date of the Competing Permitted Bid.

Nexen Inc. 2008 Management Proxy Circular

Redemption, Waiver and Termination

(i)       Redemption of Rights on Approval of Holders of Common Shares and Rights. The board acting in good faith may, after obtaining approval of the holders of Common Shares or Rights, at any time before a Flip-in Event occurs, elect to redeem all of the then outstanding Rights at a Redemption Price of $0.000001 per Right, as adjusted for anti-dilution.

(ii)       Waiver of Inadvertent Acquisition. The board acting in good faith may waive the application of the Rights Plan for any Flip-in Event if (i) the board determines that a Person became an Acquiring Person unintentionally; and (ii) the Acquiring Person has reduced its Beneficial Ownership of Common Shares so that, at the time of waiver the Person is no longer an Acquiring Person.

(iii)      Deemed Redemption. If a Person who has made a Permitted Bid or a Take-over Bid for which the board has waived the Rights Plan completes the acquisition of the Common Shares, the board will be considered to have elected to redeem the Rights for the Redemption Price.

(iv)     Discretionary Waiver with Mandatory Waiver of Concurrent Bids. The board acting in good faith may, by prior written notice to the Rights Agent, waive the application of the Rights Plan to a Flip-in Event occurring by a Take-over Bid made by means of a circular to all shareowners before the Take-over Bid occurs. However, if the board waives the application of the Rights Plan, it will be considered to have waived the Rights Plan for any other Flip-in Event occurring by a Take-over Bid made by means of a circular to all shareowners made before the expiry of a bid for which the waiver was granted.

(v)      Discretionary Waiver respecting Acquisition not by Take-over Bid Circular. The board may, with the prior consent of the holders of Common Shares, determine, at any time before a Flip-in Event for which the application of the Rights Plan has not been waived, if the Flip-in Event would occur by an acquisition of Common Shares by some other means than under a Take-over Bid made by means of a Take-over Bid circular to holders of Common Shares, or unintentionally if the Acquiring Person has reduced its holdings to below 20%, to waive the application of the Rights Plan for that Flip-in Event. However, if the board waives the application of the Right Plan, the Board will extend the Separation Time to a date within 10 Business Days after the meeting of shareowners called to approve the waiver.

(vi)     Redemption of Rights on Withdrawal or Termination of Bid. Where a Take-over Bid that is not a Permitted Bid is withdrawn or terminated after the Separation Time and before a Flip-in Event, the board may elect to redeem all the outstanding Rights at the Redemption Price and Nexen will be deemed to have issued replacement Rights to holders of Common Shares.

When Rights are redeemed, upon redemption they will, without further action or notice, terminate and the only right the holders of Rights will have is to receive the Redemption Price. Within 10 Business Days of any redemption of the Rights, Nexen will notify the holders of the Common Shares or, after the Separation Time, the holders of the Rights of the redemption.

Anti-Dilution Adjustments

The Exercise Price of a Right, the number and kind of securities subject to purchase upon exercise of a Right, and the number of Rights outstanding, will be adjusted in certain events, including:

(i)       if there is a dividend payable in Common Shares or Convertible Securities (other than pursuant to any optional stock dividend program or dividend reinvestment plan or a dividend payable in Common Shares in lieu of a regular periodic cash dividend) on the Common Shares, or a subdivision or consolidation of the Common Shares, or an issue of Common Shares or Convertible Securities in respect of, in lieu of, or in exchange for Common Shares pursuant to certain transactions; or

(ii)       if Nexen fixes a record date for the distribution to all holders of Common Shares of rights or warrants to acquire Common Shares or Convertible Securities, or for making of a distribution to all holders of Common Shares of evidences of indebtedness or assets (other than a regular periodic cash dividend or a dividend payable in Common Shares) or rights or warrants.

Supplements and Amendments

Nexen may make amendments to correct any clerical or typographical error or which are necessary to ensure the Rights Plan agreement remains valid if there is any change in applicable law. Any changes made to maintain the validity of the 2008 Plan and any other changes to the 2008 Plan other than amendments to correct any clerical or typographical error will be subject to confirmation by the holders of the Common Shares or, after the Separation Time, the holders of the Rights.

The board reserves the right to alter any terms of the 2008 Plan or not proceed with the 2008 Plan before the AGM if it is in the best interests of Nexen and its shareowners to do so.

Expiration

If the 2008 Plan is approved at the AGM, it will be effective immediately after that approval and will remain in force until the earlier of the Termination Time (the time at which the right to exercise Rights terminates under the Rights Plan) and the termination of the 2011 AGM, unless Nexen’s shareowners or Independent Shareholders, as applicable, approve the continuation of the Plan at or before the 2011 AGM, in which case the 2008 Plan would expire at the earlier of the Termination Time and the termination of the 2014 AGM.

Nexen Inc. 2008 Management Proxy Circular

SHAREOWNER PROPOSAL – MAJORITY VOTE

This shareowner proposal was submitted to Nexen by the Carpenters’ Local 27 Benefits Trust Funds, 230 Norseman Street, Etobicoke, Ontario, M8Z 6A2, beneficial owner of 89,380 shares, which represents less than 0.02% of Nexen’s total outstanding common shares.

The following sets out the text provided by this shareowner. It is not a submission of Nexen’s management. References to “our” in this text are not being made by Nexen, but rather they are being made by the Carpenters’ Local 27 Benefit Trust Funds on its own behalf as a shareowner.

Statement starts

Resolved: That the shareholders of Nexen Inc. (“Company”) hereby request that the Board of Directors initiate the appropriate process to amend the Company’s governance documents (certificate of incorporation or By Laws) to provide that director nominees shall be elected by the affirmative vote of the majority of votes cast at an annual meeting of shareholders, with a plurality vote standard retained for contested director elections, that is, when the number of director nominees exceeds the number of board seats.

Supporting Statement: Our Company is incorporated under the Canadian Business Corporation Act (“CBCA”) and presently uses a plurality vote standard for the election of directors. In order to provide shareholders a meaningful role in director elections, our Company’s director election vote standard should be changed to a majority vote standard. A majority vote standard would require that a nominee receive a majority of the votes cast in order to be elected. The standard is particularly well-suited for the vast majority of director elections in which only board nominated candidates are on the ballot. We believe that a majority vote standard in board elections would establish a challenging vote standard for board nominees and improve the performance of individual directors and entire boards.

Our Company presently uses a plurality vote standard in all director elections. The Board has adopted a “modified majority vote standard” in Company By Laws under which a director nominee who receives more “withhold” votes than “for” votes in an election is required to submit his or her resignation for Board consideration. With plurality voting and the “modified majority vote standard” By Law in place, a director is elected with as little as a single affirmative vote, even if a substantial majority of the votes cast are “withheld” from the nominee. The Company’s “modified majority vote standard” By Law represents only a partial response to the call for change to majority voting.

We believe that a post-election director resignation policy without a formal majority vote standard in the Company’s governance documents (certificate of incorporation or By Laws) is an inadequate reform. The critical first step in establishing a meaningful majority vote standard is the adoption of a formal majority vote standard that requires a board candidate to receive a majority of the votes cast in order to be elected. A majority vote standard combined with a post-election director resignation policy, similar to that the Company has adopted, would establish a meaningful right for shareholders to elect directors, while reserving for the Board an important post-election role in determining the continued status of an unelected director. We feel that this combination of the majority vote standard in the governance documents with a post-election resignation policy represents a true majority vote standard.

Statement ends

Nexen Inc. 2008 Management Proxy Circular

AGM—annual general and special meeting of shareowners

AOP—annual operating plan

Articles—Nexen’s restated articles of incorporation, dated May 20, 2005 and our articles of amendment dated April 26, 2007

Audit Committee—Audit and Conduct Review Committee

Beneficial shareowner—a shareowner that holds shares in the name of a nominee. That is, the share certificate was deposited with a bank, trust company, securities broker, trustee or other, also called a non-registered shareowner.

Board—board of directors

Categorical Standards—Nexen’s categorical standards for director independence

CEO—chief executive officer

CFO—chief financial officer

CIBC Mellon—the transfer agent, CIBC Mellon Trust Company

Circular—this management proxy circular, dated March 3, 2008

Compensation Committee—Compensation and Human Resources Committee

COO—chief operating officer

DSUs—deferred share units

EVP—executive vice president

Executives—our five named executive officers including the CEO

Final Average Earnings—average base salary for the 36 highest paid consecutive months during the ten years before retirement; plus annual cash incentive payments at the lesser of target bonus or actual bonus paid, averaged over the final three years of participation

Financial statements—Nexen’s 2007 annual audited financial statements

Georgeson—the proxy solicitation company, Georgeson Shareholder Communications Canada

Governance Committee—Corporate Governance and Nominating Committee

HSE & SR Committee—Health, Safety, Environment and Social Responsibility Committee

ICD—Institute of Corporate Directors

IRCAs—independent registered chartered accountants

MD&A—management’s discussion and analysis

Mercer—the consultant to the Compensation Committee, Mercer Human Resource Consulting

Notice—the notice of our shareowner meeting to be held on Tuesday, April 29, 2008

NYSE—New York Stock Exchange

Proved reserves—estimated quantities of crude oil, natural gas, and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions

Registered shareowner—a shareowner that holds shares in their own name and has a share certificate

Reserves Committee—Reserves Review Committee

Sarbanes-Oxley—Sarbanes-Oxley Act of 2002

SEC—US Securities and Exchange Commission

STARs—stock appreciation rights

SVP—senior vice president

TOPs—tandem options

TSX—Toronto Stock Exchange

Nexen Inc. 2008 Management Proxy Circular

Head Office

801 7th Avenue SW

Calgary, Alberta Canada T2P 3P7 Telephone 403.699.4000

Fax 403.699.5800

www.nexeninc.com

Communicating with the Board

board@nexeninc.com

Integrity Resource Centre

integrity@nexeninc.com

Governance Office

governance@nexeninc.com

Stock Symbol — NXY

Toronto Stock Exchange

New York Stock Exchange

Common Share Transfer Agent and Registrars

CIBC Mellon Trust Company

Calgary, Toronto, Montreal and Vancouver

The Bank of New York Mellon

Jersey City, New Jersey

Dividend Reinvestment Plan

The offering circular (and for US residents, a prospectus) and authorization form may be obtained by calling CIBC Mellon Trust Company at 1.800.387.0825 or at www.cibcmellon.com

Auditors

Deloitte & Touche LLP

Calgary, Alberta

Sustainability Report

Our sustainability report outlines our safety, environment and social responsibility performance. For more information, call Jeff Flood at 403.699.5469

Governance Documents

Nexen’s governance documents, as well as the statistical supplement and other financial documents, are available at www.nexeninc.com. Hard copies may be requested by emailing governance@nexeninc.com. Governance documents include:

▪  Individual Director Mandate

▪  Board Chair Position Description

▪  Chief Executive Officer Position Description

▪  Chief Financial Officer Position Description

▪  Secretary Position Description

▪  Audit Committee Mandate

▪  Audit Committee Chair Position Description

▪  Compensation Committee Mandate

▪  Compensation Committee Chair Position Description

▪  Governance Committee Mandate

▪  Governance Committee Chair Position Description

▪  Finance Committee Mandate

▪  Finance Committee Chair Position Description

▪  HSE & SR Committee Mandate

▪  HSE & SR Committee Chair Position Description

▪  Reserves Committee Mandate

▪  Reserves Committee Chair Position Description

Creative collaboration and production by one Printed in Canada by Merrill Corporation

Nexen is a Canadian-based global energy company growing value responsibly. Our common shares trade on the TSX in Canada and NYSE in the US.

nxy

801 - 7th Avenue SW
Calgary, Alberta, Canada
T2P 3P7
T 403.699.4000
F 403.699.5800

www.nexeninc.com

nexen

PROXY

Solicited by the board and management of Nexen Inc. for use at the Annual General and Special Meeting of Shareowners to be held in the Ballroom at The Metropolitan Centre, 333 - 4 Avenue SW, Calgary, Alberta on Tuesday, April 29, 2008 at 11:00 am.

I appoint Mr. Francis M. Saville, Q.C., or failing him Richard M. Thomson, O.C., or failing him Charles W. Fischer, or instead _____________________________________________ as my proxyholder, with power of substitution, to attend the Annual General and Special Meeting of Shareowners and any and all adjournments (meeting), and to vote the shares represented by this proxy on my behalf, as follows:

1. To elect as a Director:
Vote FOR all directors			☐
	For	Withhold			For	Withhold		For	Withhold
C.W. Fischer	☐	☐		K.J. Jenkins	☐	☐	F.M. Saville	☐	☐
D.G. Flanagan	☐	☐		A.A. McLellan	☐	☐	R.M. Thomson	☐	☐
D.A. Hentschel	☐	☐		E.P. Newell	☐	☐	J.M. Willson	☐	☐
S.B. Jackson	☐	☐		T.C. O’Neill	☐	☐	V.J. Zaleschuk	☐	☐
								For	Withhold
2. To appoint Deloitte & Touche LLP as independent auditors for 2008.								☐	☐
								For	Against
3. To approve the continuation, amendment and restatement of the shareholder rights plan.								☐	☐
4. To consider the shareowner proposal on majority vote for director elections.								☐	☐
5. To consider and act on any other business which may properly come before the meeting.

On any ballot that may be called for, the shares will be voted or withheld from voting according to the choices marked above. If no choice is marked for an item, the shares will be voted:

▪   FOR the election of directors, appointment of auditors, and continuation, amendment and restatement of the shareholder rights plan; and,

▪   AGAINST the shareowner proposal on majority vote for director elections.

My proxyholder may vote using his or her judgment on amendments to the matters set out above or other matters that properly come before the meeting. I ratify all actions my proxyholder takes under this proxy.

I have received the notice of meeting and management proxy circular (circular) dated March 3, 2008.

Dated this	day of	, 2008.
Shareowner’s signature

You may appoint someone (who doesn’t need to be a shareowner) other than the people set out above to attend and act on your behalf at the meeting by filling in the name of that person in the space provided above.

Please see other side for additional information and voting options

PROXY VOTING

Completing your proxy

This proxy must be signed by you or your attorney who has been authorized in writing. The signature should be exactly as the name appears on the label below. If this proxy is returned undated, it is deemed to bear the date on which it was mailed to you.

If the shareowner is a corporation, the corporate seal must be duly affixed. If shares are held jointly, any one of the joint owners may sign. When signing as attorney, executor, administrator, trustee or guardian, please give your full title.

Mailing your proxy

Send your completed proxy to CIBC Mellon Trust Company, Proxy Dept., P.O. Box 721, Agincourt, Ontario M1S 0A1.

Time to submit your proxy

To be valid, this proxy must be received by CIBC Mellon Trust Company no later than 11:00 am (Calgary time) on April 25, 2008 or, if the meeting is adjourned, at least 48 hours (excluding weekends and holidays) before the time set for the meeting to resume.

Changing your proxy

If you appoint a proxyholder and later wish to change your appointment you may resubmit your proxy, prior to the cut-off time noted above. The latest proxy will be recognized as the only valid one.

Revoking your proxy

You may revoke this proxy by instrument in writing at any time before it is exercised as set out in the circular or in any other manner permitted by law.

Control Number
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TELEPHONE AND INTERNET VOTING

Time to submit your instructions

To be valid, your voting instructions by telephone or internet must be submitted no later than 11:00 am (Calgary time) on April 25, 2008 or, if the meeting is adjourned, at least 48 hours (excluding weekends and holidays) before the time set for the meeting to resume.

Changing your instructions

If you submit your voting instructions and later wish to change them, you may resubmit your instructions, prior to the cut-off time noted above. The latest instructions will be recognized as the only valid ones.

Voting by touch-tone telephone:

1.866.271.1207 (English and French)

Call the number above and follow the voice prompts. You will need to enter the 13 digit Control Number found on this form below, on the left hand side.

Voting by internet:

www.eproxyvoting.com/nexen

Access the above website and follow the instructions there. You will need to enter your 13 digit Control Number found on this form below, on the left hand side.

Place Sufficient Postage Here

Nexen Inc.

c/o CIBC Mellon Trust Company

PO Box 7010

Adelaide Street Postal Station

Toronto, Ontario  M5C 2W9

Canada

As a registered shareowner of Nexen Inc. you automatically receive our Annual Report (including Annual Financial Statements and related Management’s Discussion and Analysis). If you do not wish to receive our Annual Report next year or if you wish to receive our Interim Reports (including Interim Financial Statements and related Management’s Discussion and Analysis), please complete the information requested below, sign the card (to certify that you are the registered owner of common shares of Nexen Inc.) and return it to CIBC Mellon Trust Company. If you choose not to receive the Reports by mail, they will continue to be available on our website at www.nexeninc.com.

PLEASE DO NOT SEND ME Nexen’s Annual Report	☐
PLEASE SEND ME Nexen’s Interim Reports	☐

Name of Shareowner (please print)

Mailing Address

City	Province/State

Country	Postal/Zip Code

Signature

As long as you remain a registered shareowner of Nexen Inc., you will receive this card each year and will be required to renew your request not to receive the Annual Report or your request to receive the Interim Reports.

Place Sufficient Postage Here

Nexen Inc.

c/o CIBC Mellon Trust Company

PO Box 7010

Adelaide Street Postal Station

Toronto, Ontario  M5C 2W9

Canada

As a beneficial shareowner of Nexen Inc. you are entitled to receive our Interim Reports (including Interim Financial Statements and related Management’s Discussion and Analysis), Annual Report (including Annual Financial Statements and related Management’s Discussion and Analysis) or both. In order to add your name to the list of shareowners to whom we mail our Reports, please complete the information requested below, sign the card (to certify that you are the beneficial owner of common shares of Nexen Inc.) and return it to CIBC Mellon Trust Company, or submit your request online at www.cibcmellon.com/financialstatements. The Company Code Number is 0832a. If you choose not to receive the Reports by mail, they will continue to be available on our website at www.nexeninc.com.

Please add my name to the mailing list for Nexen Inc. and send me Nexen’s Report(s) as indicated below:

Interim Reports only	☐
Annual Report only	☐
Both Interim and Annual Reports	☐

Name of Shareowner (please print)

Mailing Address

City	Province/State

Country	Postal/Zip Code

Signature

As long as you remain a beneficial shareowner of Nexen Inc., you will receive this card each year and will be required to renew your request to receive these reports. If you have any questions about this procedure, please contact CIBC Mellon Trust Company by phone at 1-800-387-0825 or 416-643-5500 or online at www.cibcmellon.com.

NOTE: DO NOT RETURN THIS CARD BY MAIL IF YOU HAVE SUBMITTED YOUR REQUEST ONLINE.